Form 10-K, Exhibit 13
MYLEX CORP
filed 1995-03-31
CIK 731619

                                                                EXHIBIT 13.1

                                                        [LOGO]

                                                           ANNUAL REPORT 1994

                               CORPORATE PROFILE

Mylex Corporation designs and manufactures disk array controllers, system boards, network interface cards as well as supporting proprietary software and firmware for a wide range of personal computers, workstations and servers. Recognized by major OEMs, system integrators and value-added resellers as a world leader in RAID (Redundant Array of Independent Disks) technology. Mylex is the standard seller for RAID solutions and fully integrated PCI systems. Founded in 1983, Mylex is headquartered in Fremont, California. The company's stock is traded on the NASDAQ market under the symbol MYLX.

                      MYLEX HIGHLIGHTS FOR THE YEAR 1994

                                   [GRAPH]

Mylex opens sales office in UK MARCH 7

DEC selects the Mylex DAC960E controllers for their Storage Works family of modular storage products MARCH 10

Mylex begins shipping the DAC960P, a RAID disk array controller for the PCI bus MAY 23

Mylex begins shipping the DAC960S, a SCSI-to-SCSI disk array controller for non-PC platforms JUNE 20

Mylex becomes an authorized test copier for Novell's Certification Alliance Time to market cycles are dramatically reduced OCTOBER 28

Mylex introduces "system ready" SCSI to SCSI internal and external RAID controller products NOVEMBER 14

Mylex announces the industry's first dual connector disk array controller for the PCI bus, the DAC960PD DECEMBER 15

Mylex stock price closes at record high of $11.188, up 69% from the 1993 year-end close of $6.625 DECEMBER 30


                                   [GRAPH]

             "PACE-SETTING MYLEX SURGED TO THE TOP OF THE

           LIST ON THE STRENGTH OF A PRODUCT WITH AN EXOTIC

             NAME (RAID) AND GROWING CUSTOMER BASE . . ."


                     VALLEY TIMES OCTOBER 3, 1994


                                  [LOGO]


              "DISK DRIVE ARRAYS GENERATED $3.4 BILLION

             IN WORLDWIDE REVENUES IN 1993, AND THE TOTAL

            IS FORECASTED TO REACH $13.0 BILLION IN 1997."

                      1994 DISK/TREND REPORT

                                   [GRAPH]


FISCAL 1994 PROVED TO BE AN IMPORTANT TURN-AROUND YEAR FOR MYLEX, HIGHLIGHTED BY RECORD REVENUES, NET INCOME AND EARNINGS PER SHARE. OUR RETURN TO GROWTH AND PROFITABILITY CAN BE ATTRIBUTED TO INCREASED WORLDWIDE ACCEPTANCE AND DEMAND FOR OUR INDUSTRY-LEADING RAID STORAGE PRODUCTS, WHICH ARE NOW REACHING A BROADER SEGMENT OF USERS AND APPLICATIONS THAN EVER BEFORE.

During 1994 we shipped a record number of disk array controllers, testimony to Mylex's leadership position in today's expanding worldwide market. Sales orders grew at a brisk rate for both our OEM division and our newly formed Alternate Channel Sales division.

FINANCIAL PERFORMANCE: A BANNER YEAR

Mylex reported record revenues of $62.5 million in 1994, a 38% increase over 1993's $45.2 million. Net income for the year was $7.5 million, or $0.51 per share, a significant improvement compared to the previous year's net loss of $4.4 million, or ($0.35) per share. Mylex's cash, cash equivalents and short-term investment balance was $3.9 million at the close of 1994, compared to a balance of $3.3 million for 1993. The company's stock reached an all-time high of $11 3/16 per share on December 31, 1994 -- almost two-and-a-half times its mid-year selling price.

     As a result of this outstanding financial performance, Mylex was able to negotiate a sizable increase in the company's line of credit, which rose from $2.5 million to $6 million.


                                 [PHOTO]

Improved financial and operational procedures enabled us to increase sales by 38%, double our assets and fund our growth without increasing the amount drawn down on our line of credit.

     Mylex's RAID (Redundant Array of Independent Disks) disk array controller products accounted for 81% -- or $50 million -- of our net sales for 1994. This robust growth was across all industries, all company sizes and all geographic areas. Our remaining revenues were generated through the sale of system boards and other related hardware and software products. During the year, our OEM division added a significant number of world-class organizations to its customer list.

     This growth was bolstered by developments in our Alternate Channel Sales division, which added major distributors to our global marketing network. In general, Mylex's marketing activities during 1994 focused on increasing the company's visibility with the financial and technical community through a combination of aggressive advertising, expanded press activities and significantly greater trade show appearances, and field presentations by senior management.

GOING GLOBAL: INTERNATIONAL GROWTH

Demand for Mylex products was strong in the international marketplace during 1994, particularly throughout Europe. To serve our growing customer base in western Europe, we established a sales office in the United Kingdom early in the year. And we began to take advantage of a number of opportunities in eastern Europe, which continues to undergo an economic and technological awakening. Over the last year, many countries that had previously settled for archaic tools and architectures demonstrated a newfound appetite for the latest technological developments. As a result, Mylex has entered into robust business partnerships with key customers in Poland, Turkey, Czechoslovakia and the Ukraine. To build on this foundation, we intend to expand our international efforts by a significant increase in our focus on Latin America and the Far East in 1995.

PRODUCTS NEWS: EXPANSION ON ALL FRONTS

Mylex's core business and superior technical expertise continue to focus on the production of high-performance RAID solutions for PC-based networks and workstations. According to


                            [PHOTO]

the most recent DISK/TREND Report, in fact, we've shipped more disk array controllers than all of our worldwide competitors combined. With the introduction of a MicroChannel controller, a dual-connector PCI controller and an external SCSI controller, Mylex now offers a RAID solution for virtually every microcomputer-based platform in the industry today.

     Mylex's ability to quickly design and market new products is illustrated by our presence in the Peripheral Component Interconnect (PCI) local bus arena. Thanks to its higher system performance, wider data path and increased expandability, the PCI bus is rapidly replacing the EISA bus found in older personal computer architectures. Mylex anticipated demand for PCI bus products by applying the technology to our three principal product lines. As a result, we were the first board manufacturer to offer PCI-compatible solutions in three different areas: RAID disk array controllers, network interface cards and mother-boards. All of these innovative products have been received enthusiastically.

     In all, four new products swung into full production in 1994: the DAC960S SCSI-to-SCSI RAID controller; the ASIC-based DAC960E and DAC960P, RAID controllers for the EISA and PCI buses, respectively, and the MPE-PNTM, a Pentium-based motherboard. The DAC960E and DAC960P rely on proprietary custom application-specific integrated circuits (ASICs) designed and developed by Mylex.

     During 1994 we refined our system board product line, which now includes a trio of environmentally responsible, Energy Star-compliant "green" boards. As a result, Mylex now enjoys a comfortable mix between our familiar system board technology and our newer, high performance RAID controller products.

OPERATIONS: IMPROVEMENTS AT EVERY TURN

During 1994 Mylex instituted a number of operational changes to improve overall business productivity. We enhanced the tools our employees rely upon to do their jobs better and meet the diverse needs of our customers. We upgraded our information systems capabilities to allow for increased transaction activity and accommodate additional system users.



                                [PHOTO]



                                [GRAPH]

And we rebuilt the infrastructure of our finance department to increase our business/transaction analysis capabilities and put controls in place to deal responsibly with the challenges of rapid growth.

     On the manufacturing front, Mylex restructured operations to prepare for ISO 9001 certification in 1995. This internationally recognized set of guidelines for ensuring product quality has become an important differentiator for supplying the increasing number of OEMs, VARs and system integrators who now use ISO quality standards as a crucial part of their vendor selection criteria.

     In addition, Mylex entered into new purchasing agreements with some of the world's largest component suppliers during 1994, enabling us to achieve significant cost reductions, increased material availability and greater access to future technology developments. We implemented material scheduling and inventory control systems to ensure a flexible and responsive product pipeline. And through out-sourcing to local ISO 9000 sub-contractors, we reduced production cycles while maintaining a high level of quality for our customers.


                                   [PHOTO]


We utilized our in-house manufacturing capabilities primarily to produce our many new products which we introduced during the year.

     As a result of all of these operational improvements, Mylex was able to maintain very strong quality "report cards" with our major OEM customers. Our performance consistently met and exceeded industry standards for quality, product delivery, technology, reliability and business relationships.

ENGINEERING: NEW HORIZONS

Mylex's intellectual property resides in the proprietary ASICs firmware and software that we develop. To augment and enhance our design capabilities, we focused on hiring engineers with strong backgrounds in state-of-the-art ASIC development using high-level methodologies such as behavioral design and synthesis. Over the course of the past year, in fact, Mylex increased hardware and software engineering headcount by 30%, with a similar increase planned for 1995.

                                    [GRAPH]


                                    [PHOTO]


     Mylex has also become an authorized test center for Novell through the Novell Certification Alliance (NCA), a self-testing and certification program. The NCA program enables us to perform Novell Labs in-house certification test suites on our Novell-approved products, dramatically shortening time to market cycles. In addition, the NCA provides an avenue for marketing and advertising Novell-approved Mylex products. Once testing is completed and verified, Novell Labs issues certification and test bulletins which are released through a variety of Novell's extensive distribution channels.

OUR PEOPLE

Above all, Mylex is a people-oriented company. Our new corporate culture demands that we take great pains to ensure that our employees are empowered to solve problems and contribute to the Company's success. Customer satisfaction is a main focus at Mylex, and we believe that all employees -- regardless of their position or function -- have a profound effect on customer satisfaction. For that reason, in 1994 we instituted the Total Customer Satisfaction Award, presented monthly to a Mylex employee who demonstrates superior per-formance in a specific area and exemplary customer service in carrying out his or her duties. We plan to continue to focus in 1995 on improving programs for our employees and providing them with the tools they need to increase productivity at all levels and maintain our high revenue-to-employee ratio.

     Just as we encourage our employees to achieve excellence, so we also encourage them to plan for their futures. Management took major steps forward in 1994 to upgrade our employee benefits package. These steps included introducing a tax-deferred 401(k) saving plan, along with a new medical/dental/vision plan that provides our people with greater flexibility in choosing benefit options that meet their specific family needs, while reducing their costs for these coverages.

OUR FUTURE

Mylex entered 1994 with a brand new management team and a full agenda to promote change. We're happy to report success in these endeavors; our strong sales growth of 38% over 1993 resulted in a return to solid profitability. We intend to maintain our leadership




                                   [PHOTO]


position in the growing market for storage management products through continued investment in research and development activities.

     Much of Mylex's future will center on the continued development of leading-edge technology in the Intelligent I/O arena, where our RAID products hold a dominant position. We believe the partnerships we've forged with industry leaders, along with our aggressive product development efforts, will yield new opportunities and expanded horizons for the application of our technology base. We look forward to those opportunities and horizons, and the challenges they will bring.


                                [SIGNATURE]
                                  [LOGO]

                                  [GRAPH]


                                Selected Financial Data -- PAGE 13

                   Management's Discussion and Analysis -- PAGE 14

                            Consolidated Balance Sheets -- PAGE 19

                   Consolidated Statement of Operations -- PAGE 20

                       Consolidated Statement of Equity -- PAGE 21

                   Consolidated Statement of Cash Flows -- PAGE 22

                          Notes to Financial Statements -- PAGE 23

                           Independent Auditor's Report -- PAGE 28

                         Corporate Information -- INSIDE BACK COVER


                                  [GRAPH]

                     SELECTED FIVE YEAR CONSOLIDATED FINANCIAL DATA

(IN THOUSANDS EXCEPT SHARE DATA)
------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,         1994      1993     1992      1991      1990
Net Sales                     $62,513    45,234    48,769    54,268    47,867
Cost of Sales                  40,322    36,456    42,112    47,634    35,417
Gross Profit                   22,191     8,778     6,657     6,634    12,450
Operating Expenses and
 Other Income/Expense          12,130    13,268    11,118     9,931     6,758
 Income (loss)
  Before Income Tax            10,061    (4,490)   (4,461)   (3,297)    5,692
Income Tax (Expense) Benefit   (2,552)       46     1,461     1,092    (2,308)
Net Income (loss)               7,509    (4,444)   (3,000)   (2,205)    3,384
                              -------   -------   -------   -------   -------
Income (loss) Per Share:

 Primary                      $   .53   $  (.35)  $  (.25)  $  (.19) $    .31
                              -------   -------   -------   -------  --------
 Fully Diluted                $   .51   $  (.35)  $  (.25)  $  (.19) $    .28
                              =======   =======   =======   =======  ========
Average Common Shares Outstanding:
 Primary                       14,208    12,740    12,103   11,337     11,076
 Fully Diluted                 15,247    12,740    12,103   11,337     12,299


CONSOLIDATED BALANCE SHEET DATA
Total Assets                  $27,358   $14,640   $23,694   $22,433   $25,929
Working Capital               $16,562   $ 3,461   $ 6,286   $ 8,405   $11,107
Long-term Obligations         $   493   $   910   $ 1,293   $ 1,651   $ 1,382
Stockholders' Equity          $17,760   $ 4,664   $ 7,963   $10,060   $11,420


                            SUMMARY QUARTERLY DATA

-----------------------------------------------------------------------------------
                    DEC 31  SEP.30 JUNE 30 MAR. 31 DEC. 31 SEP. 30 JUNE 30  MAR. 31
QUARTER ENDED         1994    1994    1994    1994    1993    1993    1993    1993

Net Sales          $18,619  16,119  14,132  13,642  12,098  11,764   8,504  12,868
Gross Profit         7,458   5,741   5,004   3,988   3,284   2,510     928   2,057
Income/(loss)
 From Operations     4,025   2,966   2,030   1,603     867  (4,174)   (894)    177
Net Income/(loss)    2,851   2,136   1,433   1,089     732  (4,312)   (929)     65
Net Income/(loss)
Per Share:
 Primary               .19     .14     .10     .07     .05    (.34)   (.07)    .00
 Fully Diluted         .19     .14     .10     .07     .05    (.34)   (.07)    .00
Weighted Average
Shares:
 Primary            14,937  14,820  13,984  14,652  14,636  12,768  12,767  13,708
 Fully Diluted      15,540  15,718  14,548  15,249  14,636  12,768  12,767  13,739

                                                                              13

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS: 1994 VS 1993

YEAR ENDED DECEMBER 31, 1994, COMPARED TO YEAR ENDED DECEMBER 31, 1993

In 1994 the Company returned to profitability and improved its financial condition. Profitability increased as a result of higher revenues, improved gross margins and decreased operating expenses. The Company's financial condition improved as a result of positive cash flow from operations, from the conversion of subordinated debentures to common stock and from employees purchasing the Company's common stock through the Company's 1993 Stock Option Plan.

SALES AND PROFITS

Net sales increased by 38% to $62.5 million in 1994 from $45.2 million in 1993. Sales of the Company's disk array controller products increased by 151% in 1994 over 1993 levels, reflecting the Company's numerous design wins in late 1993 and 1994. The net sales growth in 1994 was attributable to overall market growth and strong demand for the Company's disk array controller products. Sales from disk array products represented 81% of total sales in 1994 compared to 44% in 1993.

   The Company is committed to and dependent upon continued development of new products as well as enhancement of existing products. The Company believes its future profitability is dependent to a large extent upon the successful introduction of its new PCI and SCSI to SCSI disk array product families as well as continued market acceptance of its current disk array products. However, there can be no assurance that new products will be successfully developed or, if developed that such new products or the Company's current products will achieve and sustain market acceptance.

   The Company depends heavily upon its suppliers to provide high quality materials on a timely basis, at a reasonable price, and with suitable credit terms. Although many of the components for the Company's products are available from numerous sources at competitive prices, some of the most critically-needed components are sole-sourced. As a result, there can be no assurance that sufficient quantities of these or other critical components will be available for the Company's production needs. In the event that these essential components cannot be obtained, the Company may be unable to meet demand for its products, adversely affecting results from operations.

   The Company's largest customer during 1994 was IBM Corporation ("IBM") which accounted for 22% of the Company's sales. The Company's next two largest customers, Digital Equipment Corporation and Hewlett-Packard Company, accounted for an additional 17% and 14% respectively of total sales. Many of the Company's customers manufacture and sell products in the networked PC market, which is subject to rapid technological change and intense price competition. These factors affecting the networked PC market in general, or any of the Company's customers in particular, could have a material adverse effect on the Company's future results of operations. While there are OEM agreements in pace that define the terms of the sales and support services with some of the company's largest customers, these agreements do not include specific quantity commitments. The Company sells products to its customers on a purchase order basis. As a result, historical sales cannot be relied upon as an accurate indicator of future sales.

   Gross profit was $22.2 million or 35.5% of sales in 1994, compared to $8.8 million or 19.4% of sales in 1993. The increase in gross profits in fiscal 1994 was due to higher margin disk array controller products representing greater sales volumes and an increased percentage of the product mix. Gross profits of the Company's disk array controller boards increased during 1994 due to the replacement of several costly components on the controller boards with less costly ASIC chips designed by the

Company which resulted in decreased material costs. Maintenance of current gross margins or improvements of gross margins are dependent upon continued manufacturing cost reductions and the successful development and market acceptance of the Company's new disk array controller products. There can be no assurance that the Company will be able to develop and introduce such products in a timely manner, or that such products will gain or sustain market acceptance. The Company anticipates increased competition in the market for its disk array products during 1995. The impact of such competition on the Company's sales and gross profits is uncertain. The Company anticipates that additional competition could result in a decline in the selling prices for these products which would impact both gross margins and operating results.

RESEARCH AND DEVELOPMENT

Expenditures for research and development increased by 35% to $3.3 million in 1994 as compared to $2.5 million in 1993. Research and development expenses decreased slightly as a percent of sales to 5.3% from 5.5% in 1993 due to the significant growth of net sales. The growth in research and development expenses was primarily due to increased technology development efforts related to intelligent input/output management projects. The Company expects to increase its investment in research and development activities during 1995 to achieve market acceptance of new products and to continue its strategy of maintaining technology leadership in the RAID market.

SELLING AND MARKETING

Sales and marketing expenses were $3.6 million or 5.7% of net sales in 1994, compared to $3.0 million or 6.5% of net sales in 1993. The 21% increase in sales and marketing expenses was primarily due to the addition of employees to manage the increased volume and to higher commission, advertising and travel related expenses. The Company expects that sales and marketing expenses will increase during 1995 as the infrastructure is expanded to support growing market opportunities through domestic and international distribution channels.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $4.6 million or 7.4% of net sales in 1994 from $2.7 million or 5.9% of net sales in 1993. The increase in general and administrative expenses of 73% during 1994 was due to the addition of personnel to support the growth in the Company's business and significantly increased legal expenses over those incurred in 1993. The Company anticipates that general administrative expenses will increase during 1995. These expenses may vary as a percentage of net sales in future periods.

PROVISION FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE

The provision for uncollectible accounts receivable decreased by $4.7 million in 1994. The Company did not incur any bad debt expense during the year as accounts written off during 1994 had been fully reserved as of December 31, 1993. The Company wrote off $4.8 million of uncollectible accounts receivable during 1994, $4.6 million of which was related to products shipped to Northgate Computer Systems, Inc. The receivable from Northgate was fully reserved during 1993 due to the deterioration of Northgate's financial condition. The receivable from Northgate was written off during 1994 as a resale of Northgate's filing for bankruptcy and after an analysis of the assets remaining to satisfy both secured and unsecured creditors. The Company has obtained a security interest in Northgate's inventories during 1993 and expects to receive approximately $113 thousand in net proceeds from the sale of such inventories.

IMPACT OF INFLATION

The impact of inflation on the Company's business was not material during the year ended December 31, 1994.

INTEREST EXPENSES AND OTHER

Interest expense increased by approximately 8% due to increasing interest rates in the second half of 1994. Other income/expense reflects the net of other expenses such as business licenses fees and were in line with the prior year's expenses.

INCOME TAXES

The Company's combined federal, and state effective income tax provision rate of 25% is less than the federal statutory rate of 34% primarily due to a change in the beginning of the year valuation allowance for which no benefit had been recognized.

   Net income increased by $11.9 million to $7.5 million or 12% of net sales in 1994 from a net loss of $4.4 million in 1993, as a result of increased sales, improved margins and significantly reduced bad debt expenses.


RESULTS OF OPERATIONS: 1993 VS 1992

YEAR ENDED DECEMBER 31, 1993, COMPARED TO YEAR ENDED DECEMBER 31, 1992

SALES AND PROFITS

The Company's net sales for the year ended December 31, 1993, decreased by $3.6 million to $45.2 million compared to $48.8 million for the year ended December 31, 1992. Sales declined primarily due to aggressive price competition leading to a reduction in both the selling prices and unit volumes of the Company's system boards. The number of system boards shipped by the Company during 1993 totaled approximately 50,000 as compared to approximately 80,000 shipped during 1992. Sales of the Company's disk array products increased significantly during 1993 due to growing industry acceptance of the Company's disk array technology and product family.

   The Company's largest customer during 1993 was IBM Corporation ("IBM") which accounted for $8.3 million or 18% of the Company's sales during that year. During the quarter ended December 31, 1993 sales to IBM accounted for 38% of net sales.

   Gross profit for fiscal 1993 increased by $2.1 million to $8.8 million from $6.7 million for fiscal 1992. Gross profit for 1993 was 19.4% of net sales compared to 13.7% for 1992. The increase in gross profit in fiscal 1993 was due to the increased sales of higher margin disk array controllers products which more than offset the declining margins of the Company's system boards. Sales of disk array products accounted for 44.4% of sales during the year ended December 31, 1993, and 71.5% of sales during the fourth quarter of 1993.

   The Company recorded a loss before taxes for the year ended December 31, 1993, of $4.5 million or 9.9% of net sales, compared to a pre-tax loss of
4.5 million or 9.1% of net sales for the year ended December 31, 1992. The net loss after income tax benefits for fiscal 1993 was $4.4 million, an increase from the net loss after income tax benefits for fiscal 1992 of $3.0 million. The increased net loss was partially due to a reduction of income tax benefits available to the Company during 1993.

RESEARCH AND DEVELOPMENT

Research and development expenses for the year ended December 31, 1993, were $2.5 million or 5.8% of net sales, a decrease of 12.4% from the amount expended for the year ended December 31, 1992, of $2.8 million or 5.5% of net sales. This decrease in research and development expenses was due to the completion of several projects during early 1993 and the elimination of the Company's multiprocessor project resulting in lower engineering consulting and prototype expenses.

SELLING AND MARKETING

Sales and marketing expenses for the year ended December 31, 1993, were $3.0 million, a 12% decrease from the $3.4 million reported for the year ended December 31, 1992. The decrease in sales and marketing expenses was due to a reduction in the number of sales and marketing personnel supporting the system board product line and lower advertising expenses. The Company expects the level of spending to increase with the introduction of additional new products. The 1993 sales and marketing expenses were 6.5% of net sales as compared to 6.9% of net sales during 1992.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for the year ended December 31, 1993, totaled $2.7 million or 5.9% of net sales compared to $2.5 million or 5.2% of net sales for the year ended December 31, 1992.

The 6.9% increase was primarily due to higher legal expenses and director and officer liability insurance premiums. These increases in general and administrative expenses were only partially offset by reduced compensation and benefit expenses resulting from lower staffing levels during 1993 as compared to 1992.

PROVISION FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE

The provision for uncollectible accounts receivable increased by $2.7 million to $4.7 million or 10.3% of sales or the year ended December 31, 1993. The increase was due to the rapid deterioration in the financial condition during the third quarter of 1993, of one of the Company's customers, Northgate Computer Systems, Inc. Subsequent to August 1993, product sales to Northgate have been minimal and on a cash-in-advance basis.

IMPACT OF INFLATION

The impact of inflation on the Company's business was not material during the year ended December 31, 1993.

INCOME TAXES

The Company had a net operating loss for its fiscal year ended December 31, 1993, the financial statements reflect a tax benefit of $46,100 for that year as compared to a tax benefit of $1.5 million for the year ended December 31, 1992. The Company had recorded substantially all of the tax benefits available to it in years prior to 1993.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition improved during 1994. Working capital as of December 31, 1994 was $16.6 million, an increase of $13.1 million from the $3.5 million reported as of the end of 1993. Cash and cash equivalents increased by 19% to $3.9 million as of the end of 1994 as compared to $3.3 million as of December 31, 1993.

   Cash provided by operating activities in 1994 was $1.2 million compared to $0.5 million in 1993. The sale of common stock to employees under stock options plans and the repayment of notes receivable from stockholders added an additional $0.7 million in cash resources. The Company utilized these cash resources primarily to purchase $0.8 million in property and equipment and to reduce long term debt by $0.4 million. As a result of positive cash flow resulting primarily from increased profitability, the Company's current ratio improved to 2.8 to 1 as of December 31, 1994 as compared to 1.4 to 1 as of December 31, 1993.

   At December 31, 1994, the Company's principal sources of liquidity consisted of cash and cash equivalents and a $6 million line of credit. The Company negotiated a renewal to its line of credit with Imperial Bank (the "Bank") in July of 1994. The line of credit was increased to $6.0 million from $2.5 million, is secured by the Company's unencumbered assets and expires on May 15, 1995. The line of credit bears interest at the Bank's prime rate plus 0.75%. Borrowings are limited to 80% of eligible accounts receivable. The Company is required to maintain a compensating deposit balance with the Bank of at least $500,000 but this amount is not legally restricted. Additionally, the Company is also required to comply with certain covenants with respect to dividends, stock repurchases, borrowings and maintenance of specific financial ratios. As of December 31, 1994, the Company was in compliance with the covenants under this line of credit except for the covenant related to inventory turns. The Bank has agreed to waive this covenant violation. Borrowings outstanding against this line of credit totaled $2.4 million as of December 31, 1994. The Company paid down the line of credit on February 9, 1995.

   The Company expects to finance operations and capital requirements through cash provided by continuing operations, existing cash balances and borrowings under its revolving bank line of credit. There can be no assurance that the Company will not require outside financing, or if required, that such financing will be available on terms favorable to the Company.

               MARKET FOR REGISTRANT'S COMMON EQUITY AND
                     RELATED STOCKHOLDER MATTERS

The Company's common stock ($0.01 par value) is traded on the National Association of Securities Dealers National Marketing System ("NMS") and is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol MYLX.

     The following table sets forth quarterly high and low bid quotations for the Company's common stock for the two year period ended December 31, 1994 as quoted by the NASDAQ National Market System. Such bid quotations represent inter-dealer prices without retail mark-up or mark-down or commission and may not, therefore, represent actual transaction prices.

-------------------------------------------------
COMMON STOCK (MYLEX)        HIGH BID      LOW BID
-------------------------------------------------
1993
First quarter               6 1/4         4 1/8
Second quarter              5 1/2         3 1/2
Third quarter               5 5/8         3 1/2
Fourth quarter              7 3/4         4 3/4
-------------------------------------------------
1994
First quarter               7 3/8         4 7/8
Second quarter              5 3/4         3 5/8
Third quarter               9 5/8         4 3/8
Fourth quarter             11 3/4         7 3/4
-------------------------------------------------

As of January 31, 1995, there were approximately 750 record holders of the Company's common stock.

DIVIDENDS

The Company has not paid cash dividends on its common stock during either of the two most recent fiscal years nor during the period subsequent thereto. While the Board of Directors has general authority over dividend policy, it does not anticipate paying cash dividends in the foreseeable future.

     The Company has a revolving line of credit with Imperial Bank (the "Bank"), secured by the Company's unencumbered assets, which expires on May 15, 1995. The line of credit bears interest at the Bank's prime rate plus 0.75%. Borrowings are limited to 80% of eligible accounts receivable, and are subject to an overall limit of $6,000,000. The agreement states that so long as the Company is indebted to the Bank, the Company will not declare or pay any dividend (other than dividends payable in the Company's common stock) or make any other distribution on any of its capital stock, or purchase, redeem or retire any of such stock without written consent of the Bank. The Company is required to comply with certain covenants with respect to borrowings and maintenance of specific financial ratios. As of December 31, 1994, the Company was in compliance with the covenants under this line of credit except for the covenant related to inventory turns. The Bank has agreed to waive this covenant violation.

                             CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS, EXCEPT SHARE DATA)
-------------------------------------------------------------------------------
DECEMBER 31,                                                1994        1993
Assets

CURRENT ASSETS:
  Cash and equivalents                                   $ 3,866       3,253
  Accounts receivable, including
    trade accounts receivable from
      affiliate of $4,633 in 1993                         11,321       9,424
  Allowance for doubtful accounts                           (532)     (5,403)
                                                         -------      ------
      Net accounts receivable                             10,789       4,021
  Inventories                                             10,237       4,631
  Prepaid expenses and other current assets                  775         622
      Total current assets                                25,667      12,527
  Property and equipment, net                              1,579       2,001
  Other assets                                               112         112
                                                         -------      ------
                                                         $27,358      14,640
                                                         -------      ------

Liabilities and Stockholders' Equity

CURRENT LIABILITIES:
  Accounts payable                                       $ 3,187       2,479
  Accrued liabilities                                      3,151       1,377
  Line of credit payable to bank                           2,350       2,500
  Current portion of long-term capital
    lease obligations                                        417         385
  Convertible subordinated debentures                         --       2,325
                                                         -------       -----

    Total current liabilities                              9,105       9,066
  Long-term capital lease obligations                        493         910
  Commitments and contingencies

STOCKHOLDERS' EQUITY:
  Common stock, $0.01 par value;
    25,000,000 shares authorized;
      14,580,000 and 13,036,000 shares issued
        and outstanding in 1994 and 1993, respectively       146         130
   Additional paid-in capital                             13,526       8,149
   Notes receivable from stockholders                         --        (194)
   Retained earnings (deficit)                             4,088      (3,421)
                                                          ------      ------
     Total stockholders' equity                           17,760       4,664
                                                          ------      ------
                                                         $27,358      14,640
                                                         =======      ======


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    CONSOLIDATED STATEMENTS OF OPERATIONS


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS.)
-------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                              1994     1993     1992
Net sales, including sales
 to affiliate of $5,020 and $18,703
  in 1993 and 1992, respectively                   $62,513   45,234   48,769
Cost of sales                                       40,322   36,456   42,112
                                                   -------   ------   ------
    Gross profit                                    22,191    8,778    6,657

OPERATING EXPENSES:

Selling and marketing                                3,592    2,962    3,370
Research and development                             3,332    2,474    2,824
General and administrative                           4,643    2,690    2,515
Provision for uncollectible accounts receivable         --    4,676    1,956
                                                    ------   ------   ------
    Operating income (loss)                         10,624   (4,024)  (4,008)
Other income (expense)
 Interest income                                        52      103       48
 Interest expense                                     (512)    (475)     (522)
 Other income (expense)                               (103)     (94)       21
                                                    ------   ------    ------
   Income (loss) before
    income tax expense (benefit)                    10,061   (4,490)  (4,461)
Income tax expense (benefit)                         2,552      (46)  (1,461)
                                                    ------   ------   ------
   Net income (loss)                               $ 7,509   (4,444)  (3,000)
                                                   =======   ======   ======

EARNINGS (LOSS) PER SHARE:

Primary                                            $   .53     (.35)    (.25)
                                                   -------   ------   ------
Fully diluted                                      $   .51     (.35)    (.25)
                                                   -------   ------   ------
WEIGHTED AVERAGE NUMBER OF SHARES:

Primary                                             14,208   12,740   12,103
                                                   -------   ------   ------
Fully diluted                                       15,247   12,740   12,103
                                                   -------   ------   ------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(IN THOUSANDS, EXCEPT SHARE DATA)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    NOTES
                                                           COMMON STOCK          ADDITIONAL    RECEIVABLE    RETAINED         TOTAL
                                                   -------------------------        PAID-IN          FROM    EARNINGS STOCKHOLDERS'
                                                       SHARES         AMOUNT        CAPITAL  STOCKHOLDERS   (DEFICIT)        EQUITY
Balances as of December 31, 1991                   11,612,000         $  116          5,921            --       4,023        10,060

Common stock issued for cash
 upon exercise of options and warrants                206,000              2            306            --          --           308
Subordinated debentures converted                     595,000              6            589            --          --           595
Net income (loss)                                          --             --             --            --      (3,000)       (3,000)
                                                   ----------         ------         ------          ----      ------        ------
Balances as of December 31, 1992                   12,413,000         $  124          6,816            --       1,023         7,963

Common stock issued for cash and
 notes receivable from stockholders
  upon exercise of options                            442,000              4            633          (194)         --           443
Subordinated debentures converted                     181,000              2            700            --          --           702
Net income (loss)                                          --             --             --            --      (4,444)       (4,444)
                                                   ----------         ------         ------          ----      ------        ------
Balances as of December 31, 1993                   13,036,000            130          8,149          (194)     (3,421)        4,664

Common stock issued for cash
 upon exercise of options, net of
  294,000 shares surrendered at exercise              863,000              9            494            --          --           503
Subordinated debentures converted                     681,000              7          2,631            --          --         2,638
Tax benefit from disqualifying
 dispositions of stock options                             --             --          2,252            --          --         2,252
Notes receivable from stockholders                         --             --             --           194          --           194
Net income                                                 --             --             --            --       7,509         7,509
                                                   ----------         ------         ------           ---       -----        ------
Balances as of December 31, 1994                   14,580,000         $  146         13,526            --       4,088        17,760
                                                   ----------         ------         ------           ---       -----        ------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)
-----------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                           1994      1993       1992
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                               $ 7,509    (4,444)    (3,000)
Adjustments to reconcile net income (loss)
 to net cash provided by operating
 activities:
  Tax benefit related to disqualifying
   dispositions of stock options                  2,252        --         --
  Depreciation and amortization                   1,192       987        849
  Provision for uncollectible
   accounts receivable                               --     4,676      1,956
  Interest expense on convertible
   debentures converted to common
   stock                                            313        27         --
  Changes in operating assets and
   liabilities:
    Accounts receivable                          (6,768)     (197)    (3,678)
    Inventories                                  (5,606)    2,469     (1,430)
    Prepaid expenses and other
     current assets                                (153)       10        508
    Tax refund receivable                            --     2,807        199
    Accounts payable                                708    (5,737)     5,441
    Accrued liabilities                           1,774      (131)       (21)
                                                -------    ------     ------
     Net cash provided by operating activities    1,221       467        824
                                                -------    ------     ------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                              (770)      (144)      (487)
Change in other assets                              --         14        (25)
                                                -------    ------     ------
    Net cash used in investing activities         (770)      (130)      (512)
                                                -------    ------     ------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments against line of credit,
 net of borrowings                                (150)    (1,864)    (1,136)
Proceeds from issuance of convertible
 subordinated debentures                           300      3,000         --
Repayment of convertible subordinated
 debentures                                       (300)        --         --
Repayment of capital lease obligations            (385)      (348)      (330)
Proceeds from exercise of stock options
 and warrants                                      503        443        308
Repayment of notes receivable
 from stockholders                                 194         --         --
                                                ------     ------     ------
    Net cash provided by (used in)
     financing activities                          162      1,231     (1,158)
                                                ------     ------     ------
Net change in cash and equivalents                 613      1,568       (846)
Cash and equivalents at beginning
 of year                                         3,253      1,685      2,531
                                                ------     ------     ------
Cash and equivalents at end of year             $3,866      3,253      1,685
                                                ------     ------     ------
CASH PAID DURING THE YEAR FOR:
Interest                                        $  267        363        522
                                                ------     ------     ------
Income taxes                                    $  594          1          1
                                                ------     ------     ------
SUPPLEMENTAL DISCLOSURE OF NONCASH
FINANCING AND INVESTING ACTIVITIES:
 Conversion of subordinated debentures          $2,638        702        595
                                                ------     ------     ------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Mylex Corporation (the Company or Mylex) and its wholly owned subsidiary. All material intercompany accounts have been eliminated in the consolidated financial statements.

INDUSTRY SEGMENT

Mylex designs, produces, markets, and supports high-performance storage management electronics products for both PC and non-PC servers and workstations as well as system boards for personal computers, and operates in this one industry segment.

REVENUE RECOGNITION

Net sales are recognized upon shipment to customers, including sales made to distributors under agreements allowing limited right of return and price protection on merchandise unsold by the distributors. For sales made to distributors, reserves are provided for expected returns and price protection at the time of shipment.

CASH EQUIVALENTS

Cash equivalents include all highly liquid investments, consisting principally of money market accounts, purchased with a maturity of three months or less.

INVENTORIES

Inventories are valued at the lower of cost (first in, first out) or market.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Assets recorded under capital leases are stated at the present value of future minimum lease payments at the inception of the lease. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful life of the asset (generally five years). Assets recorded under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method whereby deferred assets and liabilities are recorded for differences between the book and tax carrying amounts of balance sheet items. Deferred liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS (LOSS) PER SHARE DATA

Primary earnings (loss) per share is based on the weighted average common and common equivalent shares, if dilutive, outstanding each year. Common equivalent shares consist of shares issuable upon the exercise of stock options and warrants, except where antidilutive. In determining fully diluted earnings (loss) per share, convertible subordinated debentures, if dilutive, are included in outstanding shares using the "if converted" method.

[2] RELATED PARTY TRANSACTIONS

On July 17, 1992, a group of investors, consisting of certain directors and several officers and stockholders of the Company, purchased a majority interest in Northgate Computer Systems, Inc. (Northgate). As a result of this investment, two directors and one officer of the Company have served on the Northgate Board of Directors. The Company has no direct equity interest in Northgate.

     As of December 31, 1993, $4,633,000 of the Company's gross accounts receivable were attributable to Northgate. These receivables were fully reserved. The reserve was increased to 100% of the outstanding balance as a result of decreased payments from Northgate during the third quarter of 1993 and the continued deterioration during 1993 of Northgate's financial condition. Subsequent to August 1993, sales to Northgate have been minimal and on a cash-in-advance basis. During 1994, all outstanding receivables from Northgate were written off against the reserve. Northgate filed for bankruptcy in 1994.

[3] INVENTORIES

Inventories consisted of the following (in thousands):

----------------------------------------------------------------------------
DECEMBER 31,                                              1994          1995
Raw materials                                          $ 6,924         1,495
Work in process                                          2,263         2,683
Finished goods                                           1,050           453
                                                       -------         -----
                                                       $10,237         4,631
                                                       =======         =====
----------------------------------------------------------------------------

[4] PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

----------------------------------------------------------------------------
DECEMBER 31,                                              1994          1995
Machinery and equipment                                $ 4,122         3,656
Furniture and fixtures                                     656           511
Computer equipment and software                          1,372         1,213
                                                       -------         -----
                                                         6,150         5,380
Less accumulated depreciation and amortization           4,571         3,379
                                                       -------         -----
                                                       $ 1,579         2,001
                                                       =======         =====
----------------------------------------------------------------------------

     As of December 31, 1994, equipment recorded under capital leases was $2,079,000 and accumulated amortization thereon was $1,648,000.

[5] ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands):

----------------------------------------------------------------------------
DECEMBER 31,                                              1994          1995
Accrued compensation and benefits                      $ 1,234           400
Accrued legal                                              855            --
Other                                                    1,062           977
                                                       -------         -----
                                                       $ 3,151         1,377
                                                       =======         =====
----------------------------------------------------------------------------

[6] LINE OF CREDIT

The Company has a $6,000,000 line of credit expiring in May 1995 which bears interest at the bank's prime rate plus 0.75% (8.5% as of December 31, 1994). Borrowings under this line of credit are limited to 80% of eligible accounts receivable and are secured by the Company's unencumbered assets. The agreement requires the Company to maintain a $500,000 compensating balance and contains covenants that include the maintenance of specific financial ratios and prohibitions on dividend payments, stock repurchases, and additional indebtedness without the prior consent of the bank. As of December 31, 1994 the Company was in compliance with these covenants, except for the covenant related to inventory turns, which was waived by the bank. This compensating balance is not legally restricted.

[7] INCOME TAXES

Income taxes for the year ended December 31, 1994, 1993 and 1992, were comprised of the following (in thousands):

------------------------------------------------------------------------------------------
DECEMBER 31,                                              1994          1993          1992
CURRENT TAX EXPENSE (BENEFIT):
   Federal                                             $   911          (472)       (1,927)
   State                                                    27             1             1
                                                       -------        ------        ------
      Total current                                        938          (471)       (1,926)
                                                       -------        ------        ------
DEFERRED TAX EXPENSE (BENEFIT):
   Federal                                                (638)          425           465
                                                       -------        ------        ------
   State                                                    --            --            --
                                                       -------        ------        ------
      Total deferred                                      (638)          425           465
                                                       -------        ------        ------
CHANGE IN LIEU OF TAXES ATTRIBUTABLE
TO EMPLOYER STOCK OPTION PLANS:
   Current year                                          1,222            --            --
   Prior years                                           1,030            --            --
                                                       -------        ------        ------
      Total charge                                       2,252            --            --
                                                       -------        ------        ------
      Total tax expense (benefit)                      $ 2,552           (46)       (1,461)
                                                       =======        ======        ======
------------------------------------------------------------------------------------------

The reconciliation between the amount computed by applying the federal statutory rate of 34% to income (loss) before income taxes and the actual income tax expense (benefit) were as follows (in thousands):

------------------------------------------------------------------------------------------
DECEMBER 31,                                              1994          1993          1992
Statutory federal income tax, at 34%                   $ 3,421        (1,527)       (1,517)
State income tax, net of federal tax benefit               102          (275)            1
Foreign sales corporation benefit                          (41)           --            --
Credits available from application of loss carryback        --          (335)           --
Change in the beginning of the year
 valuation allowance, including losses and credits
  for which no benefit has been recognized              (1,986)        2,081            --
Credit to paid-in capital                                1,030            --            --
Other, net                                                  26            10            55
                                                       -------        ------        ------
    Total tax expense (benefit)                        $ 2,552           (46)       (1,461)
                                                       -------        ------        ------
                                                       -------        ------        ------

------------------------------------------------------------------------------------------

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities is presented below (in thousands):

------------------------------------------------------------------------------------------
DECEMBER 31,                                                            1994          1993
DEFERRED TAX ASSETS:
  Accounts receivable valuation reserves                              $  214         1,800
  Lower of cost or market adjustments to inventory
   and other tax related adjustments                                     145           190
  Reserves and accruals for reporting
   purposes not taken for tax purposes                                 1,059           220
  Other credits                                                           --           600
  State tax benefit, including net operating
   loss carryovers, net of federal tax reduction                          --           675
  Valuation allowance                                                 (1,299)       (3,285)
                                                                      ------        ------
     Net deferred tax assets                                             119           200
                                                                      ------        ------
DEFERRED TAX LIABILITIES:
  Depreciation and amortization                                         (119)         (200)
                                                                      ------        ------
     Net deferred tax liabilities                                       (119)         (200)
                                                                      ------        ------
     Net deferred tax assets                                          $   --            --
                                                                      ======        ======
------------------------------------------------------------------------------------------

                                                                             25

     The net change in the valuation allowance for the year ended December 31, 1994, was a decrease of $956,000, after adjustment for approximately $1,030,000 realized benefit from prior years' disqualifying disposition of stock options credited to paid-in capital. Management believes sufficient uncertainty exists regarding the realizability of these net deferred tax assets such that a valuation allowance is required.

     As of December 31, 1994, for California tax purposes, the Company had net operating loss carry-forwards of approximately $975,000, which expire in 1997 through 1998. The Company had no loss carryforwards for federal tax purposes. The difference between the net operating loss carryforwards for federal income tax purposes and for California income tax purposes results from limitations on the carryback of losses in California.

[8] CONVERTIBLE SUBORDINATED DEBENTURES

During 1993, the Company sold $3,000,000 of 8% convertible debentures through a private placement. The debentures paid interest semiannually and provided for conversion of the principal and any outstanding accrued interest into common stock at conversion prices ranging from $3.875 to $5.00 per share. Members of the Company's Board of Directors purchased $775,000 of the debentures, and, during 1993, $675,000 of the debentures held by Board members, along with $27,300 of related accrued interest, were converted to common stock.

     Of the $2,325,000 debentures outstanding as of December 31, 1993, $300,000 were due December 31, 1993, and $2,025,000 were due at the earlier of December 31, 1994, or the closing date of a public offering of stock or debt pursuant to which the Company receives proceeds of at least $10,000,000. The debentures due December 31, 1993, were repaid in January 1994.

     During 1994, an additional $300,000 of 8% convertible debentures were issued to replace those repaid in January 1994. These debentures and the $2,025,000 outstanding as of December 31, 1993, along with $313,000 of related accrued interest, were converted to common stock during 1994 at a rate of $3.875 per share.

     With respect to common stock issued upon conversion of the debentures, the holders may require, at the Company's expense, filing of a registration statement under the Securities Act of 1933 covering the securities issued upon conversion.

[9] COMMITMENTS AND CONTINGENCIES

Future minimum payments under leases as of December 31, 1994, will be as follows (in thousands):

-----------------------------------------------------------------------------------
YEAR ENDING DECEMBER 31,                                  CAPITAL         OPERATING
                                                           LEASES            LEASES
1995                                                       $  493               631
1996                                                          522               211
                                                           ------             -----
Total future minimum lease payments                         1,015             $ 842
                                                                              -----
                                                                              -----
Less amount representing interest                             105
                                                           ------
Present value of capital lease obligations                    910
Less current portion                                          417
                                                           ------
Noncurrent portion of capital lease obligations            $  493
                                                           ======
-----------------------------------------------------------------------------------

     The Company leases its facility under a noncancelable lease agreement that expires in 1996 and provides for renewal options. Under this lease, Mylex is required to pay property taxes, insurance, and normal maintenance costs.

     Rent expense was $743,000, $824,000, and $768,000 in 1994, 1993, and
1992, respectively.

     The Company is party to an action that alleges breach of contract and other claims relating to a royalty agreement entered into by the Company. The amount of damages sought is unspecified. The Company has certain defenses and counterclaims and intends to defend this action vigorously.

     The former chief executive officer of the Company filed a complaint against the Company and its outside directors in October 1994, claiming breach of his employment agreement. The claim is for compensatory and consequential damages of at least $5 million. The Company believes it has meritorious defenses and will vigorously defend this lawsuit.

     The results of legal proceedings cannot be predicted with certainty; however, in the opinion of management, the Company does not have a potential liability in connection with these and any other proceedings that would have a material effect on the Company.

[10] STOCKHOLDERS' EQUITY

Mylex's 1983 and 1993 incentive and nonqualified stock option plans provide for the grant, by the Board of Directors, of stock options to employees, officers, consultants, and outside directors at an exercise price per share not less than the fair market value on the date of grant. Incentive stock options granted under the 1983 plan generally vest ratably over 3 years from date of grant and expire 10 years from date of grant. Nonqualified stock options begin vesting immediately and expire 5 years from date of grant. Options granted under the 1993 plan generally vest ratably over 4 years from the date of grant and expire 10 years from the date of grant.

     The 1983 and 1993 plans also provide for automatic grants to outside directors of options to purchase 50,000 common shares upon election to the Board of Directors. A summary of stock option transactions under the plans are as follows:

------------------------------------------------------------------------------------------------
                                                                         OUTSTANDING OPTIONS
                                                    SHARES          ----------------------------
                                                 AVAILABLE             NUMBER            EXERCISE
                                                 FOR GRANT          OF SHARES               PRICE
Balances as of December 31, 1991                    42,000          2,386,000      $1.125 -  5.06
  Increases in number of shares
    available for grant                            750,000                 --                  --
  Granted                                         (300,000)           300,000        4.25 -  4.75
  Exercised                                             --           (163,000)      1.125 -  2.75
  Canceled                                         320,000           (320,000)      1.125 -  4.75
                                                ----------         ----------

Balances as of December 31, 1992                   812,000          2,203,000        1.15 -  5.06
  Increases in number of shares
    available for grant                            750,000                 --                  --
  Granted                                       (1,168,000)         1,168,000        3.87 -  7.00
  Exercised                                             --           (442,000)       1.15 -  4.63
  Canceled                                          29,000            (29,000)       2.75 -  4.63
  Shares expiring with 1983 plan                  (404,000)                --                  --
                                                ----------         ----------

Balances as of December 31, 1993                    19,000          2,900,000        1.25 -  7.00
  Increases in number of shares
    available for grant                            625,000                 --                  --
  Granted                                         (566,000)           566,000        4.63 - 10.25
  Exercised                                             --         (1,157,000)       1.25 -  4.13
  Canceled under 1983 plan                              --           (491,000)       1.50 -  5.75
  Canceled under 1993 plan                          41,000            (41,000)       3.88 - 10.25
                                                ----------         ----------

Balances as of December 31, 1994                   119,000          1,777,000        1.56 - 10.25
                                                ==========         ==========
Exercisable as of December 31, 1994                                   553,000        1.56 -  5.06
                                                                   ==========-----
-------------------------------------------------------------------------------------------------

     As of December 31, 1994, the Company had warrants outstanding for the purchase of 7,500 shares at $1.125 per share.

[11] CONCENTRATION OF CREDIT RISK AND SALES TO MAJOR CUSTOMERS

The Company sells its products primarily to original equipment manufacturers and distributors in the personal computer industry. The Company generally requires no collateral on trade receivables, although certain export sales are guaranteed by letters of credit. As described in Note 2, the Company's largest customer in 1992, Northgate, was an affiliate. Receivables from Northgate were fully reserved during 1993 due to the deterioration of Northgate's financial condition. The receivable from Northgate was written off during 1994 as a result of Northgate's filing for bankruptcy.

     Sales to major customers, as a percentage of net sales, and the amount receivable (in thousands) as of December 31, 1994, from such customers were as follows:

-----------------------------------------------------------------------------------------
                                                                                 CROSS
                                                                                 AMOUNT
CUSTOMER                                        1994        1993      1992     RECEIVABLE
A                                                22%         18%        --       $1,426
B                                                17%          --        --        1,788
C                                                14%         10%        --        1,018
D                                                 5%          3%        --        1,631
E                                                 4%         10%        1%           95
Northgate                                         --         11%       38%           --
-----------------------------------------------------------------------------------------

     Export sales, principally to Europe, comprised 16%, 21%, and 29% of net sales in 1994, 1993, and 1992, respectively.


                      INDEPENDENT AUDITORS' REPORT

                 The Board of Directors and Stockholders

                             Mylex Corporation:

We have audited the accompanying consolidated balance sheets of Mylex Corporation and subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of operation, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mylex Corporation and subsidiary as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.


                          KPMG PEAT MARWICK LLP

                           San Jose, California
                             January 30, 1995

                             CORPORATE DIRECTORY

OFFICERS AND DIRECTORS

MR. ISMAEL DUDHIA
Chairman of the Board
Mylex Corporation


MR. AL MONTROSS
President, Chief
Executive Officer
and Director
Mylex Corporation

DR. M. YAQUB MIRZA
Director and Secretary
Mylex Corporation
Executive Vice President and
Chief Operating Officer
Mar-Jac Investments
Herndon, Virginia

DR. INDER SINGH
Director
Mylex Corporation
President
Lynx Real-Time Systems Inc.
Los Gatos, California

MR. RICHARD LOVE
Director and Treasurer
Mylex Corporation
Principal
RJL Capital Management
Santa Barbara, California

MR. STEPHEN McKENZIE
Director
Mylex Corporation
Chairman of the Board
Microspeed, Incorporated
Fremont, California

DR. PARVEEN GUPTA
Sr. Vice President and
General Manager
Disk Array Division
Mylex Corporation

MS. COLLEEN MEYERS
Vice President, Finance
& Chief Financial Officer
Mylex Corporation

MR. PETER SHAMBORA
Vice President, Sales &
Marketing
Mylex Corporation

MR. SHERMAN W. TOM
Vice President, Operations
Mylex Corporation

MR. KRISHNAKUMAR RAO
Vice President, Engineering
Mylex Corporation

CORPORATE COUNSEL

WILSON, SONSINI,
GOODRICH & ROSATI, P.C.
650 Page Mill Rd.
Palo Alto, California 94304

INDEPENDENT AUDITORS

KPMG PEAT MARWICK LLP
50 West San Fernando Street
San Jose, California 95113

TRANSFER AGENT

CONTINENTAL STOCK
TRANSFER AND TRUST
COMPANY
2 Broadway
New York, New York 10004

CORPORATE
HEADQUARTERS

MYLEX CORPORATION
34551 Ardenwood Blvd.
Fremont, California 94555

FINANCIAL PUBLIC
RELATIONS

LIPPERT/HEILSHORN
& ASSOCIATES
800 Third Avenue
New York, New York 10022

FORM 10-K

The Company has filed an annual report on Form 10-K with the Securities and Exchange Commission. Stockholders may obtain a copy at no extra charge by writing to the Company at: P.O. Box 5035, Fremont, California 94537-5035
Attn: Investor Relations

STOCK LISTINGS

Mylex Corporation Common Stock is traded on the NASDAQ National Market under the symbol MYLX

ANNUAL MEETING

The annual meeting of stockholders will be held at:

MYLEX CORPORATION
34551 Ardenwood Blvd.
Fremont, California 94555
At 2:00 pm, April 24th, 1995