Form 10-K/A, Exhibit 13
period 1995-03-31
MYLEX CORP
filed 1996-04-01
CIK 731619

                                                                    EXHIBIT 13.1

Corporate Profile

Mylex Corporation is the world's leading supplier of high-performance Redundant Array of Independent Disk (RAID) controllers for PC-based client/server networks.

Mylex's intelligent I/O, data storage and network management solutions enhance the performance, capacity and reliability of networked personal computers and servers. Headquartered in Fremont, California, the company was founded in 1983 and today employs over 300 people. Mylex sells its products through a direct sales force and a global network of system integrators, resellers and distributors. The company's wholly owned subsidiary, BusLogic Inc., is based in Santa Clara, California and is a leading supplier of high-performance SCSI (Small Computer Systems Interface) I/O solutions used in network file servers, PCs and work-stations. Mylex's stock is traded under the Nasdaq symbol "MYLX."

To our shareholders, customers and employees


95 was a year of excellent growth, profitability and expansion for Mylex Corporation. RAID technology continued to proliferate as the data storage and intelligent input/output (I/O) solution of choice in the huge and rapidly growing client/server network computing marketplace. And Mylex continued to solidify its position as the market leader in providing RAID controller products to virtually all of today's leading network server original equipment manufacturers (OEMs).

For the year ended December 31, 1995, Mylex reported revenues of $100.4 million, a 61% increase compared to revenues of $62.5 million in 1994. Net income for the year was $13.1 million, or $0.79 per share, compared to 1994's net income of $7.5 million, or $0.51 per share. Mylex ended 1995 with a cash, cash equivalents and short-term investment balance of $32.2 million, compared to year-end balances totaling $3.9 million in 1994.

The financial results for 1995 point to the fact that Mylex is the acknowledged leader in one of the more sophisticated and exciting segments of the network storage management marketplace. Recognizing that the trend toward client/server computing had taxed the limits of network storage systems and related I/O functions, several years ago we shifted our primary focus from motherboards to RAID controller products - namely, board-level solutions designed to control the RAID (Redundant Array of Independent Disks) architectures that were beginning to achieve popularity in the PC-based network server market.

The success of our strategy can be measured by the results of the past few years. In 1993, for example, Mylex reported revenues of $45.2 million and overall gross margins of 19.4%. Two years later, 1995 revenues grew to over $100 million, and gross margins soared to 37.5%, with RAID products accounting for a dominant 95% of all Mylex revenues. By successfully implementing the transition plan we embarked on just a few short years ago, Mylex has become the world's leading supplier of RAID controllers for client/server networks, offering products that provide increased speed, greater capacity and a high degree of fault tolerance in handling network storage and I/O functions.

Our success in the RAID marketplace, however, is just the beginning of our expansion strategy. Mylex's objectives, corporate culture and perspective of the technological trends driving the market are all designed to take advantage of evolving opportunities in the client/server intelligent I/O arena. Everyone at the company is dedicated to identifying and capitalizing on these opportunities as we move forward.

Mylex's success can also be measured by the company we keep. More than 20 of the world's leading network file server and storage subsystem OEMs have designed Mylex RAID controllers into their server and storage subsystem products. These include customers such as IBM, Hewlett-Packard, Digital Equipment Corporation and NEC, to name just a few prominent examples. Our customer list expanded in 1995 with the addition of Fujitsu, Toshiba and Hitachi, all of whom are now incorporating Mylex RAID controllers in their PC server products.

A few weeks before the close of 1995, Mylex announced the signing of an agreement to acquire BusLogic Inc., a Santa Clara, California-based supplier of high-performance SCSI (Small Computer Systems Interface) I/O solutions used in network file servers, personal computers and workstations. BusLogic's SCSI host adapter product family represents the broadest product offering available and provides a common interface to all of today's PC bus architectures, including PCI, VESA, EISA, ISA and Micro Channel. The acquisition of BusLogic strengthens Mylex by adding key SCSI technology and ASIC (Application-Specific Integrated Circuit) development capabilities to our arsenal of core competencies. BusLogic will continue to operate under its own name as a wholly owned subsidiary.

Mylex also continues to pursue important relationships with other industry leaders. One example of this is our coordinated beta site agreement with Intel, with whom we're devel-oping a RAID controller solution designed to be integrated directly on the motherboard of future generations of personal computers. Another example is the distribution agreement Mylex signed during the year with Avnet, Inc., one of the world's largest technology distributors. We also entered into agreements with leading Pacific Rim distributors such as Planet Japan and Inno-Micro to support sales to our growing number of Japanese OEM customers. These new distributor relationships provide us with value-added alternate sales channels to complement the efforts of our direct sales force.

In internal news of note, Mylex made several personnel moves to strengthen the company's management team during the year. We added a new vice president of human resources, along with a director of business development. In addition, Stephen McKenzie, former president of Acer America Corporation and chairman of the board of MicroSpeed, Incorporated, became a member of Mylex's board of directors. And to keep pace with market demands, we continued to hire new employees during 1995, expanding the company's headcount by 42%.

In summary, 1995 was a banner year for Mylex. Our leadership in RAID controller technology places us in an excellent position to take advantage of a rapidly growing market. This leadership, combined with our acquisition and expansion efforts, will open the doors to broader opportunities in the data storage and intelligent I/O arena. The following pages of this report discuss those opportunities - and Mylex's relationship to them - in greater detail.

In last year's annual report, we talked about how Mylex is a people-oriented company. More than any other factor, our people were responsible for the exemplary results that the company was able to achieve in 1995. I want to express my appreciation for their efforts, and extend my thanks to all of Mylex's shareholders, customers and partners for their continued support.



Al Montross
President and Chief Executive Officer
raid and mylex

New Dimensions For Network Storage - Client/server computing. In the early 1980s, it was just another buzzword, another hypothetical promise of things to come. But today, halfway through the 1990s, it's safe to say that the dream has been delivered, keeping with even the loftiest of expectations. Personal computer-based networks are ubiquitous. And the client/server model of computing has become the dominant networking architecture of the Information Age.

But as with all revolutions, the pace of change has created other issues to be solved, other needs to be addressed. A network, after all, is only as powerful as its weakest link. So, while faster microprocessors and increasingly robust computer bus architectures continue to expand the envelope of client/server network performance. Functions such as data storage and input/output (I/O) historically have been hard-pressed to keep pace. The result: system bottlenecks that can cripple a network's performance and application availability.

But that's not all. Just as client/server networks must face the demand for ever-higher performance, so too must they meet the need for greater network storage capacity. The explosive growth of networking and online communications has created an avalanche of information that must be stored and easily retrieved. In addition, as today's networks become increasingly vital assets for disseminating business-critical information, the need has intensified for fault-tolerant mass storage systems that protect networked data from being lost.

In the early days of client/server architectures, storage and I/O functions were handled by attaching the hard disk of each PC on the network to a central server. Unfortunately, network administrators were compelled to frequently back up the data on each disk to guard against losing information in the event of a network failure - a time-consuming and labor-intensive process. The resultant downtime further eroded network performance by reducing the availability of the network for users. A way had to be found to improve performance, increase storage capacity and provide a high level of fault tolerance for personal computer-based client/server networks. And that's when RAID appeared.



reliabilitythrough redundance

RAID: A Technology Whose Time Has Come - In the late 1980s, a team of researchers at the University of California at Berkeley published a paper that proposed an architectural solution to the network data storage dilemma. They called their solution "RAID," an acronym which today in the industry stands for Redundant Array of Independent Disks.

In essence, RAID distributes data in "stripes" across several disk drives. Intelligent RAID algorithms allow the main microprocessor in the server to access those drives simultane-ously, thus increasing system storage and I/O performance. In addition, RAID configurations are capable of providing a very high degree of fault tolerance, accomplished by continuously calculating and storing what is known as a unique parity value. Should any individual drive fail, the remaining drives in the system can use the parity value to reconstruct the data on the failed drive, providing the advanced levels of data integrity that today's client/server networks require.

Originally developed to address the needs of high-end computing and storage applications, RAID became recognized as an attractive solution for PC-based networks when corporate computing began to migrate from traditional mainframe-based implementations to client/server network architectures. Before long, network server OEMs everywhere began to adopt the technology. More than a quarter of all servers shipped in 1994, for example, had a RAID configuration - up from a mere 5% in 1991. And according to industry estimates, in 1997 almost half of all servers shipped - some 47% - will feature a RAID configuration. All this, in a server market forecast to grow at a compound annual rate of more than 16% over the next three years. By any estimation, RAID has arrived. And Mylex is one of the reasons why.


advantage
of proprietary technology


Mylex: The RAID Company - Mylex is the world leader in the design, manufacture and sale of RAID controllers, with a share of approximately 70% of the available global market for RAID controllers. Our leadership is illustrated by the fact that more than 20 of the world's leading network file server and storage subsystem OEMs - including such companies as IBM, HP, DEC, Intel, Siemens, NEC, Fujitsu, Toshiba and Hitachi - have designed Mylex controllers into their products.

Every company must rely on an essential set of core competencies to achieve success. For Mylex, these core competencies can be identified as market presence, applications knowledge and proprietary technology. We were one of the first companies to provide an advanced, intelligent RAID controller solution for the networked PC marketplace, and today can point to an installed base of more than 300,000 units around the world. That kind of market presence, in turn, continues to ensure that we have more practical, working applications knowledge concerning the data storage and intelligent I/O issues facing network server OEMs than any other RAID controller supplier in the industry.

But Mylex's ultimate advantage is based on our proprietary technology. Our board-level controllers integrate a mix of standard off-the-shelf Intel i960 embedded processors, Mylex-designed proprietary application-specific integrated circuits (ASICs) that serve as interfaces with the host computer, and up to five SCSI channels to manage the transfer of data to and from the disk drives in the redundant array. Key to our competitive edge is the embedded software and firmware that provides the on-board intelligence and algorithms contained in our products. In addition to programs that implement RAID algorithms, Mylex software also includes I/O device drivers, along with easy-to-use configuration administration and monitoring utilities.

As PC bus architectures have evolved over time to offer increased performance and I/O capabilities, Mylex's products have kept pace. We offer full support of such established standards as the EISA and Micro Channel busses. And we were the first company to introduce a RAID controller for the PCI bus, and the advanced 132 Mbps data transfer rates that it provides. Today, Mylex's PCI RAID controllers form the backbone of our extended product families, complemented by a range of SCSI-to-SCSI RAID controllers that provide an interface between the server microprocessor and peripherals attached to virtually any hardware platform on the network.



influence
on the market

Intelligent I/O: Next Steps - Looking
to the future, Mylex's strategy calls for the introduction of ensuing generations of RAID controllers that will continue to support multiple system buses. These controllers will include various design and functional improvements
- - such as supporting the high data-transfer speeds and I/O capabilities required for video-on-demand and other multimedia applications, for example - to take advantage of opportunities at the high end of the RAID marketplace.

We also intend to provide lower-cost designs of our products to expand our customer base and include most price /performance segments of the RAID controller market. A good example of our efforts at the low end of the controller market is illustrated by our joint development effort with Intel, whereby we've developed a software suite that makes it possible to implement RAID directly on a PC motherboard. Our collaboration with Intel helps demonstrate that Mylex will continue to lead the way in providing storage solutions that offer new levels of performance, efficiency and ease of use.

The final element of Mylex's strategy for the next few years is to expand our presence in the storage management market for networked personal computers by acquiring and developing technologies that complement our existing RAID and intelligent I/O capabilities. To that effect, near the end of 1995 we acquired BusLogic Inc., a privately held supplier of high-performance SCSI I/O products targeted at network file servers, personal computers and workstations. BusLogic's MultiMaster-TM- architecture is a proprietary bus master ASIC technology that provides advanced SCSI I/O solutions for all major operating platforms. As such, it extends Mylex's reach beyond our RAID controllers to encompass a broader range of intelligent I/O interface market opportunities.


developing


new opportunities

RAID: Tailor-Made For Tomorrow - As client/server networking continues to proliferate, RAID will continue to exert a growing influence in the marketplace, opening up new possibilities for the Information Age. Mylex is in an excellent position to take advantage of these possibilities. Our market presence, thorough applications knowledge and unique proprietary technology have enabled us to lead the way in the industry during the last few years as a provider of RAID controller solutions for PC-based client/server networks.

Just as RAID has helped solve many of the crucial data storage and I/O needs of network administrators, so too it has become a solid foundation upon which Mylex can build and grow our business into the future. We look forward to the opportunities that lie ahead in a dynamic and exciting marketplace, as intelligent I/O technology continues to advance the frontiers of today's and tomorrow's computer networks.

Financial Contents


17   Selected Five Year Consolidated Financial Data

17   Summary Quarterly Data

18 Management Discussion and Analysis of Financial Condition and Results of Operations

22   Market for Registrant's Common Equity and Related Stockholder Matters

23   Consolidated Balance Sheet

24   Consolidated Statement of Operations

25   Consolidated Statements of Stockholders' Equity

26   Consolidated Statements of Cash Flows

27   Notes to Consolidated Financial Statements

34   Independent auditor's Report

SELECTED FIVE YEAR CONSOLIDATED FINANCIAL DATA
(IN thousands EXCEPT per SHARE DATA)


YEAR ENDING DECEMBER 31,                1995      1994      1993      1992      1991

Net Sales                           $ 100,420   $62,513   $45,234   $48,769   $54,264
Cost of Sales                          62,733    40,322    36,456    42,112    47,634
Gross Profit                           37,687    22,191     8,778     6,657     6,630
Operating Expenses and
     Other Income/Expense              17,500    12,130    13,268    11,118     9,931
Income (loss) Before Income Tax        20,187    10,061    (4,490)   (4,461)   (3,301)
Income Tax Expense (Benefit)            7,065     2,552       (46)   (1,461)   (1,092)
Net Income (loss)                   $  13,122   $ 7,509   ($4,444)  ($3,000)  ($2,209)
Income (loss) Per Share:
     Primary                        $    0.80   $  0.53   ($ 0.35)  ($ 0.25)  ($ 0.19)
     Fully Diluted                  $    0.79   $  0.51   ($ 0.35)  ($ 0.25)  ($ 0.19)
Average Common Shares Outstanding:
     Primary                           16,405    14,208    12,740    12,103    11,337
     Fully Diluted                     16,631    15,247    12,740    12,103    11,337

CONSOLIDATED BALANCE SHEET DATA
Total Assets                         $ 80,458   $27,358   $14,640   $23,694   $22,433
Working Capital                        63,576    16,562     3,461     6,286     8,405
Long-term Obligations                     203       493       910     1,293     1,651
Stockholders' Equity                   65,201    17,760     4,664     7,963    10,060





SUMMARY QUARTERLY DATA
(IN thousands EXCEPT per SHARE DATA)

                            DEC. 31    SEP. 30   JUNE 30   MAR. 31   DEC. 31   SEP. 30   JUNE 30   MAR. 31
QUARTER ENDED               1995       1995      1995      1995      1994      1994      1994      1994
Net Sales                   $33,028    28,176    22,131    17,085    18,619    16,119    14,132    13,642
Gross Profit                $12,464    10,545     8,407     6,272     7,458     5,741     5,004     3,988
Income From
     Operations             $ 7,344     5,407     4,219     3,217     4,025     2,966     2,030     1,603
Net Income                  $ 5,156     3,208     2,718     2,040     2,851     2,136     1,433     1,089
Net Income Per Share:
     Primary                $  0.28      0.20      0.17      0.13      0.19      0.14      0.10      0.07
     Diluted                $  0.28      0.20      0.17      0.13      0.19      0.14      0.10      0.07
Weighted Average Shares:
     Primary                 18,132    16,220    15,688    15,512    14,937    14,820    13,984    14,652
     Diluted                 18,169    16,267    15,841    15,513    15,540    15,718    14,548    15,249

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS: 1995 vs 1994

YEAR ENDED DECEMBER 31, 1995, COMPARED TO YEAR ENDED DECEMBER 31, 1994

In 1995 the Company continued its profitability and improvement in its financial condition. Profitability increased as a result of higher revenues and improved gross margins. The Company's financial condition improved as a result of profitable operations and the $32.7 million of proceeds received from its secondary public offering of Common Stock.

Sales and Profits

Net sales increased by 61% to $100.4 million in 1995 from $62.5 million in 1994. Sales of the Company's RAID controller products increased by 89% in 1995 over 1994 levels, which was a result of the computer industry more widely using RAID technology as a storage solution. Consequently, the Company's customer base has begun to ship products with RAID functionality in higher volumes. During 1995, the Company was awarded additional design wins at several network server original equipment manufacturers. These new design wins also contributed to the increase in sales of the Company's RAID controller (disk array) products. Sales from disk array products represented 95% of total sales in 1995 compared to 81% in 1994.

     The Company continues its commitment to, and is dependent upon, development of new products as well as enhancement of existing products. The Company believes its future profitability is dependent to a large extent upon the industry's continued use of its PCI and SCSI to SCSI disk array product families and their respective follow on products. However, there can be no assurance that new products will be successfully developed or, if developed, that such new products or the Company's current products will achieve and sustain market acceptance.

     The Company depends heavily upon its suppliers to provide high quality materials on a timely basis, at a reasonable price, and with suitable credit terms. Although many of the components for the Company's products are available from numerous sources at competitive prices, some of the most critically-needed components are sole-sourced. In addition, the company has no long-term supply contracts. As a result, there can be no assurance that sufficient quantities of these or other critical components will be available for the Company's production needs on a timely basis. Furthermore, manufacturers of components on which the Company relies may choose, for numerous reasons, not to continue to make those components, or the next generation of those components, available to the Company in the quantities and on the schedule it requires.

     If the Company cannot obtain essential components as required, it may be unable to meet demand for its products, thereby adversely affecting its operating results and allowing competitors to gain market share. In addition, scarcity of such components could result in cost increases and adversely affect the Company's gross margin.

     The Company's largest customer during 1995 was IBM Corporation ("IBM"), which accounted for 26% of the Company's sales. The Company's next two largest customers, Hewlett-Packard Company and Digital Equipment Corporation, accounted for an additional 18% and 15%, respectively, of total sales. Many of the Company's customers manufacture and sell products in the networked PC market, which is subject to rapid technological change and intense price competition. These factors affecting the networked PC market in general, or any of the Company's customers in particular, could have a material adverse effect on the Company's future results of operations. The Company has no long-term purchase commitments from its customers, and customers generally may cancel their orders on 30-days notice. Accordingly, there can be no assurance that orders from existing customers, including the Company's principal customers, will continue at their historical levels, or that the Company will be able to obtain orders from new customers. Loss of one or more of the Company's current customers, particularly a principal customer, or cancellation or rescheduling of orders already placed, could materially and adversely affect the Company's business and operating results.

     Gross profit was $37.7 million or 37.5% of sales in 1995, compared to $22.2 million or 35.5% of sales in 1994. The increase in gross profits in fiscal 1995 was due to higher margin disk array controller products representing both greater sales volumes as well as an increased percentage of the product mix, in 1995. Gross margins of the Company's disk array controller boards increased during 1995 due to continued reductions of its material costs. Maintenance of current gross margins or improvements of gross margins are dependent upon continued manufacturing cost reductions and the successful development and market acceptance of the Company's new disk array controller products. There can be no assurance that the Company will be able to develop and introduce such products in a timely manner, or that such products will gain or sustain market acceptance. The Company anticipates increased competition in the market for its disk array products during 1996. The impact of such competition on the Company's sales and gross profits is uncertain. However, the Company anticipates that additional competition could result in a decline in the selling prices for these products which would impact both gross margins and operating results.

Selling and Marketing

Sales and marketing expenses were $5.3 million or 5.3% of net sales in 1995, compared to $3.6 million or 5.7% of net sales in 1994. The increase in sales and marketing expenses was primarily due to the addition of employees to manage the increased volume and to higher commission, advertising, trade show and travel related expenses. The Company expects that sales and marketing expenses will increase during 1996 as its infrastructure is expanded to support growing market opportunities through domestic and international distribution channels and as customer service and technical support activities are increased.

Research and Development

Expenditures for research and development increased by 44% to $4.8 million in 1995 as compared to $3.3 million in 1994. Research and development expenses decreased as a percent of sales to 4.8% from 5.3% in 1994 due to the significant growth in net sales. The growth in research and development expenses was primarily due to the recruitment and addition of new technical staff. The Company expects to increase its investment in research and development activities during 1996 in an effort to continue to meet its commitment to introduce new and innovative products and to continue its strategy of maintaining technology leadership in the RAID market.

General and Administrative

General and administrative expenses increased to $7.6 million or 7.6% of net sales in 1995 from $4.6 million or 7.4% of net sales in 1994. The increase in general and administrative expenses of 65% during 1995 was due primarily to increased legal expenses. Additionally, there was the addition of personnel to support the growth in the Company's business combined with higher staffing cost and related benefits. The Company anticipates that general and administrative expenses will increase during 1996 due to the planned addition of staffing in this area to support a higher volume of business activity.

Provision for Uncollectible Accounts Receivable

The Company did not incur any bad debt expense during the year as accounts written off during 1995 had been fully reserved as of December 31,1994.

Impact of Inflation

The impact of inflation on the Company's business was not material during the year ended December 31, 1995. The 1995 tax rate reflects the impact of the reduction of previously available tax benefits.

Interest Income/Expenses and Other

Interest expense decreased by approximately 65% due to repayment of the Company's line of credit in 1995. This payment was made out of the proceeds of the Company's secondary public offering. The Company generated interest income of approximately $500 thousand. Other income/expense reflects the net of other expenses such as business licenses fees and were in line with the prior year's similar expenses.

Income Taxes

The Company's combined federal and state effective income tax provision rate was 35% in 1995 and 25% in 1994.

Net Income

Net income increased by $5.6 million to $13.1 million or 13.1% of net sales in 1995 from $7.5 or 12% of sales in 1994, as a result of increased sales and improved margins.


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

     The Company's largest customer during 1994 was IBM Corporation ("IBM"), which accounted for 22% of the Company's sales. The Company's next two largest customers, Digital Equipment Corporation and Hewlett-Packard Company, accounted for an additional 17% and 14%, respectively, of total sales.

     Gross profit was $22.2 million or 35.5% of sales in 1994, compared to $8.8 million or 19.4% of sales in 1993. The increase in gross profits in fiscal 1994 was due to higher margin disk array controller products representing both greater sales volumes, as well as an increased percentage of the product mix in 1994. Gross margins of the Company's disk array controller boards increased during 1994 due to the replacement of several costly components on the controller boards with less costly proprietary ASIC chips designed by the Company which resulted in decreased material costs.

Selling and Marketing

Sales and marketing expenses were $3.6 million or 5.7% of net sales in 1994, compared to $3.0 million or 6.5% of net sales in 1993. The 21% increase in sales and marketing expenses was primarily due to the addition of employees to manage the increased volume and to higher commission, advertising and travel related expenses.

Research and Development

Expenditures for research and development increased by 35% to $3.3 million in 1994 as compared to $2.5 million in 1993. Research and development expenses decreased slightly as a percent of sales to 5.3% from 5.5% in 1993 due to the significant growth of net sales in 1994. The growth in research and development expenses was primarily due to increased technology development efforts related to intelligent input/output management projects.

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

Provision for Uncollectible Accounts Receivable

The provision for uncollectible accounts receivable decreased by $4.7 million in 1994. The Company did not incur any bad debt expense during the year as accounts written off during 1994 had been fully reserved as of December 31, 1993. The Company wrote off $4.8 million of uncollectible accounts receivable during 1994, $4.6 million of which was related to products shipped to Northgate Computer Systems, Inc. The receivable from Northgate was fully reserved during 1993 due to the deterioration of Northgate's financial condition. The receivable from Northgate was written off during 1994 as a result of Northgate's filing for bankruptcy and after an analysis of the assets remaining to satisfy both secured and unsecured creditors. There were no sales to Northgate during 1994.

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

Income Taxes

The Company's combined federal and state effective income tax provision rate of 25% in 1994 is less than the federal statutory rate of 34% primarily due to a change in the beginning of the year valuation allowance for which no benefit had been recognized.

Net Income

Net income increased by $11.9 million to $7.5 million or 12% of net sales in 1994 from a net loss of $4.4 in 1993, as a result of increased sales, improved margins and significantly reduced bad debt expense.


LIQUIDITY AND CAPITAL RESOURCES

During the third quarter of 1995 the Company completed a successful secondary public offering of 2 million shares of its Common Stock which resulted in net proceeds of $32.7 million, $25.7 million of which were invested in short term marketable securities. These securities include U.S. government securities and municipal notes and bonds with maturities of no longer than two years. Working capital of the Company as of December 31, 1995 was $63.6 million, an increase of $47 million from the $16.6 million as of December 31, 1994. Cash balances improved by $2.5 million to $6.4 million as of December 31, 1995.

     Cash flow from financing activities included $1.0 million from the proceeds of the sale of common stock to employees under stock option plans. The Company utilized its cash resources primarily for the repayment of $2.4 million of borrowings against the line of credit, $1.3 million in the purchase of property and equipment and $1.3 million to fund operating activities. The largest operating uses of cash were the Company's growth in accounts receivable and inventories. This increase in the receivable balance did not result in increased day sales outstanding (DSO). The growth in net inventories was to support the 61% increase in sales in 1995 and the anticipated sales growth in the first quarter of 1996. These uses of cash were offset primarily by the increased profitability of the Company, increases in accounts payable and the proceeds of the secondary public stock offering described above. The Company's current ratio was 5.2 to 1 as of December 31, 1995 compared to 2.8 to 1 as of December 31, 1994.

     At December 31, 1995, the Company's principal sources of liquidity consisted of cash and cash equivalents, short term marketable securities and an $8 million line of credit. The Company's line of credit, which expires in May 1996, bears interest at the bank's prime rate (8.5% as of December 31, 1995). The agreement with the Bank contains covenants that include the maintenance of specific financial ratios and prohibitions on additional indebtedness without the prior consent of the bank.

     The Company presently expects to finance near-term and long-term operations and capital requirements through its short term marketable securities, cash provided by continuing operations, existing cash balances, and borrowings under its bank line of credit. The Company believes that such capital resources will meet the Company's working capital needs through at least the end of fiscal 1997.

"Safe-Harbor" Statement Under Private Securities Litigation Reform Act of 1995:
The statements contained in the above Management's Discussion and Analysis of Financial Condition and Results of Operation, and elsewhere in this Annual Report, that are not historical facts contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involve certain risks and uncertainties, including, without limitation, demand and competition for the Company's RAID controller products, the ability of the Company to timely ship ordered products, the impact on the Company of its recent acquisition of BusLogic, and other risks or uncertainties detailed in the Company's filings with the Securities and Exchange Commission, particularly the prospectus with respect to its public offering in September 1995.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock ($0.01 par value) is traded on the National Association of Securities Dealers National Marketing System ("NMS") and is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "MYLX."

     The following table sets forth quarterly high and low bid quotations for the Company's common stock for the two year period ended December 31, 1995 as quoted by the NASDAQ National Market System. Such bid quotations represent inter-dealer prices without retail mark-up or mark-down or commission and may not, therefore, represent actual transaction prices.

COMMON STOCK (MYLEX)     HIGH BID       LOW BID
1994
First Quarter            7 3/8          4 7/8
Second Quarter           5 3/4          3 5/8
Third Quarter            9 5/8          4 3/8
Fourth Quarter           11 3/4         7 3/4
1995
First Quarter            12 1/16        8 3/8
Second Quarter           13 3/8         10
Third Quarter            19 1/8         13
Fourth Quarter           20 5/8         14

As of January 15, 1996, there were approximately 590 record holders of the Company's common stock.


DIVIDENDS

The Company has not paid cash dividends on its common stock during either of the two most recent fiscal years nor during the period subsequent thereto. While the Board of Directors has general authority over dividend policy, it does not anticipate paying cash dividends in the foreseeable future.

Consolidated Balance Sheets
(In thousands, except share data)
December 31,                                                1995       1994

Assets
Current assets:
  Cash and equivalents                                  $   6,446     3,866
  Short-term marketable investments                        25,708     -
  Accounts receivable, net of allowance of $470
     and $532 in 1995 and 1994, respectively               19,807    10,789
  Inventories                                              24,138    10,237
  Prepaid expenses and other current assets                   847       775
  Deferred income taxes                                     1,684     -
          Total current assets                             78,630    25,667

Property and equipment, net                                 1,716     1,579
Other assets                                                  112       112
                                                        $  80,458    27,358

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                      $  11,230     3,187
  Accrued liabilities                                       3,516     3,151
  Line of credit payable to bank                            -         2,350
  Current portion of long-term capital lease
     obligations                                              308       417
          Total current liabilities                        15,054     9,105

Long-term capital lease obligations                           131       493
Deferred income taxes                                          72     -
Commitments and contingencies

Stockholders' equity:
  Common stock, $0.01 par value;
     25,000,000 shares authorized; 16,880,000 and
     14,580,000 shares issued and outstanding in
     1995 and 1994, respectively                              169       146
  Additional paid-in capital                               47,822    13,526
  Retained earnings                                        17,210     4,088
          Total stockholders' equity                       65,201    17,760
                                                        $  80,458    27,358

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations
(In thousands, except per share amounts)




Years Ended December 31,                           1995           1994           1993
Net sales, including sales to
  affiliate of $5,020 in 1993                  $  100,420        62,513         45,234
Cost of sales                                      62,733        40,322         36,456
    Gross profit                                   37,687        22,191          8,778

Operating expenses:
  Selling and marketing                             5,340         3,592          2,962
  Research and development                          4,800         3,332          2,474
  General and administrative                        7,580         4,643          2,690
  Provision for uncollectible accounts
     receivable                                     -             -              4,676
    Operating income (loss)                        19,967        10,624         (4,024)

Other income (expense)
  Interest income                                     507            52            103
  Interest expense                                   (179)         (512)          (475)
  Other expense                                      (108)         (103)           (94)
    Income (loss) before
      income tax expense (benefit)                 20,187        10,061         (4,490)
Income tax expense (benefit)                        7,065         2,552            (46)
    Net income (loss)                          $   13,122         7,509         (4,444)

Earnings (loss) per share:
  Primary                                      $      .80           .53           (.35)
  Fully diluted                                $      .79           .51           (.35)

Weighted average number of shares:
  Primary                                          16,405        14,208         12,740
  Fully diluted                                    16,631        15,247         12,740

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(In thousands, except share data)



                                                                                       Notes
                                                                         Additional    receivable     Retained     Total
                                                Common stock             paid-in       from           earnings     stockholders'
                                                Shares       Amount      capital       stockholders   (deficit)    equity
Balances as of December 31, 1992             12,413,000       $124        6,816          -             1,023        7,963

Common stock issued for cash and
  notes receivable from stockholders
  upon exercise of options                      442,000          4          633           (194)        -              443
Subordinated debentures converted               181,000          2          700          -             -              702
Net loss                                          -            -          -              -            (4,444)      (4,444)
Balances as of December 31, 1993             13,036,000        130        8,149           (194)       (3,421)       4,664

Common stock issued for cash upon
  exercise of options, net of 294,000
  shares surrendered at exercise                863,000          9          494            -           -              503
Subordinated debentures converted               681,000          7        2,631            -           -            2,638
Tax benefit from disqualifying
  dispositions of stock options                   -            -          2,252            -           -            2,252
Notes receivable from stockholders                -            -          -                194         -              194
Net income                                        -            -          -                -           7,509        7,509
Balances as of December 31, 1994             14,580,000        146       13,526            -           4,088       17,760

Common stock issued for cash upon
  exercise of options and warrants              300,000          3          956            -           -              959
Issuance of common stock,
  net of expenses of $422                     2,000,000         20       32,718            -           -           32,738
Tax benefit from disqualifying
  dispositions of stock options                   -             -           622            -           -              622
Net income                                        -             -         -                -          13,122       13,122
Balances as of December 31, 1995             16,880,000       $169       47,822            -          17,210       65,201

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows



(In thousands)
Years Ended December 31,                                                  1995           1994             1993
Cash flows from operating activities:
  Net income (loss)                                                    $  13,122          7,509         (4,444)
  Adjustments to reconcile net income (loss) to net
    cash (used in) provided by operating activities:
    Tax benefit related to disqualifying
      dispositions of stock options                                          622          2,252              -
    Depreciation and amortization                                          1,127          1,192            987
    Provision for uncollectible accounts receivable                            -              -          4,676
    Deferred taxes                                                        (1,612)             -              -
    Interest expense on convertible debentures
      converted to common stock                                                -            313             27
    Changes in operating assets and liabilities:
      Accounts receivable                                                 (9,018)        (6,768)          (197)
      Inventories                                                        (13,901)        (5,606)         2,469
      Prepaid expenses and other
         current assets                                                      (72)          (153)            10
      Tax refund receivable                                                    -              -          2,807
      Accounts payable                                                     8,043            708         (5,737)
      Accrued liabilities                                                    365          1,774           (131)
        Net cash (used in) provided
        by operating activities                                           (1,324)         1,221            467

Cash flows from investing activities:
  Capital expenditures                                                    (1,264)          (770)          (144)
  Purchase of short-term marketable investments                          (25,708)             -              -
  Change in other assets                                                       -              -             14
        Net cash used in investing
        activities                                                       (26,972)          (770)          (130)

Cash flows from financing activities:
  Repayments against line of credit, net of borrowings                    (2,350)          (150)        (1,864)
  Proceeds from issuance of convertible
    subordinated debentures                                                    -            300          3,000
  Repayment of convertible subordinated debentures                             -           (300)             -
  Repayment of capital lease obligations                                    (471)          (385)          (348)
  Net proceeds from issuance of common stock                              32,738              -              -
  Proceeds from exercise of stock options and warrants                       959            503            443
  Repayment of notes receivable from stockholders                              -            194              -
        Net cash provided by financing
         activities                                                       30,876            162          1,231
Net change in cash and equivalents                                         2,580            613          1,568
Cash and equivalents at beginning of year                                  3,866          3,253          1,685
Cash and equivalents at end of year                                    $   6,446          3,866          3,253

Cash paid during the year:
  Interest                                                             $     178            267            363
  Income taxes                                                         $   7,098            594              1

Supplemental disclosure of noncash
financing and investing activities:
  Conversion of subordinated debentures                                $       -          2,638            702

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 1995, 1994, and 1993


Note 1.  Summary of Significant Accounting Policies

Basis of Presentation and Preparation
The accompanying consolidated financial statements include the accounts of Mylex Corporation (the Company or Mylex) and its wholly owned subsidiary. All material intercompany accounts have been eliminated in the consolidated financial statements.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Net sales are recognized upon shipment to customers, including sales made to distributors under agreements allowing limited right of return and price protection on merchandise unsold by the distributors. For sales made to distributors, reserves are provided for expected returns and price protection at the time of shipment.

Financial Instruments
Cash equivalents consist of highly liquid investments, principally money market accounts, with a maturity of three months or less at the time of purchase.

     The Company has classified its short-term marketable investments as "available-for-sale." Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholder's equity. Gains and losses on securities sold are based on the specific identification method.

     Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and equivalents, short-term marketable investments, and accounts receivable. The Company's cash equivalents and short-term marketable investments are primarily in money market accounts, U.S. government obligations, and municipal notes and bonds that have maturities ranging from 1996 through 1997. The Company believes no significant concentration of credit risk exists with respect to these financial instruments. Generally, the Company requires no collateral on trade receivables, although certain export sales are guaranteed by letters of credit. The Company believes that any credit risks are substantially mitigated by its credit evaluation process.

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

Earnings (Loss) Per Share

Primary earnings (loss) per share is based on the weighted average common and common equivalent shares, if dilutive, outstanding each year. Common equivalent shares consist of shares issuable upon the exercise of stock options and warrants, except where antidilutive. In determining fully diluted earnings
(loss) per share, convertible subordinated debentures, if dilutive, are included in outstanding shares using the "as if converted" method.

Recent Accounting Pronouncements

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 will be effective for fiscal years beginning after December 15, 1995, and will require that the Company either recognize in its financial statements costs on a "fair value" basis related to its employee stock-based compensation plans, such as stock option and stock purchase plans, or make pro forma disclosures of such costs in a footnote to the financial statements.

     The Company expects to continue to use the intrinsic value based method of Accounting Principles Board Opinion No. 25, as allowed under SFAS No. 123, to account for all of its employee stock-based compensation plans. Therefore, in fiscal 1996, the Company will make the required pro forma disclosures in a footnote to the financial statements. SFAS No. 123 is not expected to have a material effect on the Company's results of operations or financial position.


Note 2.  Short-Term Marketable Investments

Fair values of short-term marketable investments are based on quoted market values as of December 31, 1995. As of December 31, 1995, the difference between the fair value and amortized cost of short-term marketable investments was not material.

     As of December 31, 1995, short-term marketable investments consisted of $23,615,000 of U.S. government securities and $2,093,000 of municipal notes and bonds, with $14,667,000 due in one year or less and $11,041,000 due in one to two years.


Note 3.  Inventories

Inventories consisted of the following (in thousands):

December 31,                                  1995           1994
Raw materials                             $ 16,562          6,924
Work in process                              5,612          2,263
Finished goods                               1,964          1,050
                                          $ 24,138         10,237



Note 4.  Property and Equipment

Property and equipment consisted of the following (in thousands):

December 31,                                  1995           1994

Machinery and equipment                   $  3,230          4,122
Furniture and fixtures                         625            656
Computer equipment and software              1,036          1,372
                                             4,891          6,150
Less accumulated depreciation and
   amortization                              3,175          4,571
                                          $  1,716          1,579

     As of December 31, 1995 and 1994, equipment recorded under capital leases was $1,605,000 and $2,079,000, respectively, and accumulated amortization thereon was $1,426,000 and $1,648,000, respectively.


Note 5.  Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

December 31,                                  1995           1994
Accrued compensation and benefits         $  1,448          1,234
Accrued legal                                  565            855
Other                                        1,503          1,062
                                          $  3,516          3,151



Note 6.  Line of Credit

The Company has an available $8,000,000 line of credit, which expires in May 1996, bearing interest at the bank's prime rate (8.5% as of December 31, 1995). The agreement with the Company contains covenants that include the maintenance of specific financial ratios and prohibitions on additional indebtedness without the prior consent of the bank. As of December 31, 1995, the Company was in compliance with these covenants.


Note 7.  Income Taxes

Income taxes for the years ended December 31, 1995, 1994, and 1993, were comprised of the following (in thousands):

December 31,                              1995     1994         1993
Current tax expense (benefit):
     Federal                           $ 6,496      911         (472)
     State                               1,266       27            1
           Total current                 7,762      938         (471)

Deferred tax expense (benefit):
     Federal                            (1,433)    (638)         425
     State                                 114        -            -
           Total deferred               (1,319)    (638)         425


                                       26


Charge in lieu of taxes attributable
to employer stock option plans:
     Current year                          622    1,222            -
     Prior years                             -    1,030            -
           Total charge                    622    2,252            -
           Total tax expense
             (benefit)                 $ 7,065    2,552          (46)

     The reconciliation between the amount computed by applying the federal statutory rate to income (loss) before income taxes and the actual income tax expense (benefit) were as follows (in thousands):

December 31,                                      1995           1994           1993
Statutory federal income tax, at 35%
   for 1995 and 34% for 1994 and 1993          $ 7,065          3,421         (1,527)
State income tax, net of federal
   tax benefit                                   1,174            102           (275)
Foreign sales corporation benefit                 (228)           (41)             -
Credits available from application
   of loss carryback                                 -              -           (335)
Change in the beginning of the year
   valuation allowance, including
   losses and credits for which no
   benefit has been recognized                  (1,299)        (1,986)         2,081
Credit to paid-in capital                            -          1,030              -
Other, net                                         353             26             10
     Total tax expense (benefit)               $ 7,065          2,552            (46)


     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities is presented below (in thousands).

December 31,                                                 1995      1994
Deferred tax assets:
     Accounts receivable valuation reserves               $   193       214
     Lower of cost or market adjustments to inventory
           and other tax related adjustments                  386       145
     Reserves and accruals for reporting
           purposes not taken for tax purposes                635     1,059
     State tax benefit, including net operating
           loss carryovers, net of federal tax reduction      470         -
     Valuation allowance                                        -    (1,299)
           Net deferred tax assets                          1,684       119

Deferred tax liabilities:
     Depreciation and amortization                            (72)     (119)
           Net deferred tax liabilities                       (72)     (119)
           Net deferred tax assets                       $  1,612         -

     The net change in the valuation allowance for the year ended December 31, 1995, was a decrease of $1,299,000. Management believes that no valuation allowance is required on deferred tax assets based on current and projected profitability.


Note 8.  Convertible Subordinated Debentures

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


Note 9.  Commitments and Contingencies

Future minimum payments under leases as of December 31, 1995, are as follows (in thousands):

Year ending                                  Capital      Operating
December 31,                                 leases       leases
     1996                                    $ 337            964
     1997                                      131          1,165
     1998                                        -          1,184
     1999                                        -          1,219
     2000                                        -          1,253
     Thereafter                                  -          1,785
Total future minimum lease payments            468         $7,570
Less amount representing interest               29
Present value of capital lease obligations     439


                                       28


Less current portion                           308
Noncurrent portion of capital lease
  obligations                                 $131


     The Company leases its facility under a noncancelable lease agreement that expires in 2003 and provides for renewal options. Under this lease, Mylex is required to pay property taxes, insurance, and normal maintenance costs.

     Rent expense was $743,000, $743,000, and $824,000 in 1995, 1994, and 1993,
respectively.

     The former chief executive officer of the Company filed a complaint against the Company and its outside directors in October 1994, claiming breach of his employment agreement. The claim is for compensatory and consequential damages of at least $5 million. The Company believes it has meritorious defenses and will vigorously defend this lawsuit.

     The results of legal proceedings cannot be predicted with certainty; however, in the opinion of management, the Company does not have a potential liability in connection with this and any other proceedings that would have a material adverse effect on the Company.


Note 10.  Stockholders' Equity

In December 1995, the Company adopted the 1995 Employee Stock Purchase Plan which authorizes the issuance of up to 300,000 shares of its common stock. The plan permits eligible employees to purchase common stock through payroll deductions at a purchase price of the lower of 85% of the fair market value of the common stock at the beginning or end of each offering period. As of December 31, 1995, no shares had been purchased by or distributed to employees pursuant to the plan.

     Mylex's 1983 and 1993 incentive and nonqualified stock option plans provide for the grant, by the Board of Directors, of stock options to employees, officers, consultants, and outside directors at an exercise price per share not less than the fair market value on the date of grant. Incentive stock options granted under the 1983 plan generally vest ratably over 3 years from date of grant and expire 10 years from date of grant. Nonqualified stock options vest ratably over 3 years and expire 5 years from date of grant. Options granted under the 1993 plan generally vest ratably over 4 years from the date of grant and expire 10 years from the date of grant.

     The 1983 and 1993 plans also provide for automatic grants to outside directors of options to purchase 50,000 common shares upon election to the Board of Directors. A summary of stock option transactions under the plans are as follows:




                                              Shares         Outstanding options
                                              available      Number       Exercise
                                              for grant      of shares    price

Balances as of December 31, 1992                812,000      2,203,000   $1.15 - 5.06
  Increases in number of shares
    available for grant                         750,000              -              -
  Granted                                    (1,168,000)     1,168,000    3.87 - 7.00
  Exercised                                           -       (442,000)   1.15 - 4.63
  Canceled                                       29,000        (29,000)   2.75 - 4.63
  Shares expiring with 1983 plan               (404,000)             -              -

Balances as of December 31, 1993                 19,000      2,900,000    1.25 - 7.00
  Increases in number of shares
    available for grant                         625,000              -              -
  Granted                                      (566,000)       566,000   4.63 - 10.25
  Exercised                                           -     (1,157,000)   1.25 - 4.13
  Canceled under 1983 plan                            -       (491,000)   1.50 - 5.75
  Canceled under 1993 plan                       41,000        (41,000)  3.88 - 10.25

Balances as of December 31, 1994                119,000      1,777,000   1.50 - 10.25
  Increases in number of shares
    available for grant                         700,000              -              -
  Granted                                      (551,000)       551,000  10.50 - 18.88
  Exercised                                           -       (242,000)   1.50 - 5.75
  Canceled under 1983 plan                            -         (2,000)  3.88 - 10.63
  Canceled under 1993 plan                       83,000        (83,000)   4.13 - 4.63

Balances as of December 31, 1995                351,000      2,001,000   2.75 - 18.88
Exercisable as of December 31, 1995                            710,000   2.75 - 10.50

Note 11.  Related Party Transaction

During 1992, a group of investors, consisting of certain directors and several officers and stockholders of the Company, purchased a majority interest in Northgate Computer Systems, Inc. (Northgate). The Company has no direct equity interest in Northgate. During 1993, the Company reserved approximately $4.7 million of receivables from Northgate as a result of decreased payments from Northgate and the continued deterioration of Northgate's financial condition. Subsequent to August 1993, sales to Northgate were minimal and there have been no sales to Northgate in 1995. During 1994, all outstanding receivables from Northgate were written off against the reserve. Northgate filed for bankruptcy in 1994.


Note 12.  Industry Information and Certain Concentrations

The Company operates in one industry and is engaged in the design, manufacture, marketing and support of high-performance storage management electronics products for PC and non-PC servers and workstations as well as system boards for personal computers. The Company sells its products primarily to original equipment manufacturers and distributors in the personal computer industry.

     Sales to major customers, as a percentage of net sales, and the amount receivable (in thousands) as of December 31, 1995, from such customers were as follows:


                                                                Gross
                                                                amount
Customer                             1995     1994     1993     receivable
IBM                                  26%      22%      18%      $2,069
Hewlett-Packard                      18%      14%      10%       5,157
Digital Equipment Corporation        15%      17%        -       3,620
AST Research                         -         4%      10%           2
Northgate                            -         -       11%           -


      Export sales, principally to Europe and Japan, comprised 39%, 16%, and 21% of net sales in 1995, 1994, and 1993, respectively. Sales of the Company's RAID controller products comprised 95%, 81%, and 44% of net sales in 1995, 1994, and 1993, respectively.

     Although many of the components of the Company's products are available from numerous sources, several of the most critical components, including microprocessors, SCSI I/O processors, and custom designed integrated circuits, are presently available to the Company from only one source. Furthermore, because of high industry demand, there have been instances of worldwide shortages of DRAM SIMM memory modules. If the Company cannot obtain essential components as required, the Company could be unable to meet demand for its products, thereby adversely affecting its operating results. In addition, scarcity of such components could result in cost increases and adversely affect the Company's gross margin.

     Included in the Company's consolidated balance sheet as of December 31, 1995, are the net assets of the Company's manufacturing operations and administrative headquarters, all of which are located in a single facility in Fremont, California.


Note 13.  Subsequent Event (Unaudited)

On February 9, 1996, the Company closed a business combination pursuant to which it issued 2,710,738 shares of its common stock for all of the capital stock of BusLogic Inc. (BusLogic), a supplier of storage input/output solutions for use in network file servers, personal computers, and workstations. The transaction will be accounted for as a pooling of interests and, accordingly, the Company's historical consolidated financial statements presented in future reports will be restated to include the accounts and results of operations of BusLogic.

     The following unaudited pro forma data summarizes the combined results of operations of the Company and BusLogic as if the merger had occurred at the beginning of fiscal 1993 (in thousands, except per share data).

Unaudited pro forma                1995      1994      1993
Net sales                       $127,455    92,589     69,474
Net income                       $13,308     8,813     (2,924)
Primary earnings per share          $.68       .51       (.20)

Independent Auditors' Report



The Board of Directors and Stockholders
Mylex Corporation:

We have audited the accompanying consolidated balance sheets of Mylex Corporation and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mylex Corporation and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.




San Jose, California
January 30, 1996, except as to Note 13, which is as of February 9, 1996 corporate directory


Officers and Directors

Mr. Ismael Dudhia
Chairman of the Board
Mylex Corporation

Mr. Al Montross
President, Chief Executive
Officer and Director
Mylex Corporation

Dr. M. Yaqub Mirza
Director and Secretary
Mylex Corporation
President and
Chief Executive Officer
Mar-Jac Investments
Herndon, Virginia

Dr. Inder Singh
Director
Mylex Corporation
President
Lynx Real-Time Systems Inc.
Los Gatos, California

Mr. Richard Love
Director and Treasurer
Mylex Corporation
Principal
RJL Capital Management
Santa Barbara, California

Mr. Stephen McKenzie
Director
Mylex Corporation
Chairman of the Board
Microspeed, Incorporated
Fremont, California

Ms. Colleen gray
Vice President, Finance
and Chief Financial Officer
Mylex Corporation

Mr. Peter Shambora
Vice President, Marketing
Mylex Corporation

MR. Krishnakumar Rao
Vice President, Engineering
Mylex Corporation

MR. Joseph Schmidt
Vice President, Human Resources
Mylex Corporation

MR. William Prosnik
Vice President, Sales
Mylex Corporation


Corporate Counsel

BROWN & BAIN
600 Hansen Way
Palo Alto, California 94304


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


Stock Listing

Mylex Corporation common stock is traded on the NASDAQ National Market under the symbol MYLX.


Annual Meeting

The annual meeting of stockholders will be held at:

Mylex Corporation
34551 Ardenwood Blvd
Fremont, California 94555
At 2:00 pm,  April 30th, 1996