Form 10-K, Exhibit 13
period 1997-01-01
MYLEX CORP
filed 1997-03-31
CIK 731619

                                                       Exhibit 13.1

Financial contents

18   Selected Five Year Consolidated Financial Data
18   Summary Quarterly Income Statement
19   Management's Discussion and Analysis of
     Financial Condition and Results of Operations
23   Market for Registrant's Common Equity and Related Stockholder Matters
24   Consolidated Balance Sheets
25   Consolidated Statements of Operations
26   Consolidated Statements of Stockholders' Equity
27   Consolidated Statements of Cash Flows
28   Notes to Consolidated Financial Statements
36   Independent Auditors' Report

Selected Five Year consolidated financial data

(In thousands except per share data)
Summary Income Statement        1996           1995             1994           1993            1992
Net Sales                       $173,123       $127,455         $92,589        $69,474         $68,290
Cost of Sales                    106,103         77,172          56,159         48,509          50,832
Gross Profit                      67,020         50,283          36,430         20,965          17,458

Operating Expenses and
  Other Income/Expense            39,640         29,810          24,452         23,042          18,261
Income (loss) Before
  Income Tax                      27,380         20,473          11,978         (2,077)           (803)
Income Tax Expense(Benefit)       10,130          7,165           3,165            847             (56)
Net Income (loss)               $ 17,250        $13,308          $8,813        $(2,924)          $(747)

Income (loss) Per Share:
  Primary                          $0.80          $0.68           $0.51         $(0.20)         $(0.05)
  Fully Diluted                    $0.80          $0.67           $0.49         $(0.20)         $(0.05)
Average Common Shares Outstanding:
  Primary                         21,576         19,653          17,261          15,396         14,583
  Fully Diluted                   21,576         19,925          18,390          15,396         14,583
Consolidated Balance Sheet Data
Total Assets                    $116,586        $94,620         $42,371         $26,952        $32,796
Working Capital                   97,931         72,967          25,551          11,240         12,993
Long-term Obligations                 66            203             493             910          1,293
Stockholders' Equity             104,172         75,897          25,943          11,610         13,471


Summary quarterly income statement

     (In thousands, except per share data)
                       Dec. 31        Sep. 30       Jun. 30         Mar. 31        Dec. 31     Sep. 30       Jun. 30     Mar. 31
Quarter Ended          1996           1996          1996            1996           1995        1995          1995        1995
Net Sales              $37,009        $42,206       $ 45,411        $48,497        $40,418     $34,505      $28,601     $23,931
Gross Profit            14,839         16,689         16,962         18,530         16,076      13,415       11,481       9,311
Income From
   Operations            4,120          6,574          7,371          8,178          7,136       5,289        4,369       3,256
Net Income             $ 3,006        $ 4,518       $  4,601        $ 5,125        $ 5,201     $ 3,152      $ 2,851     $ 2,104
Net Income Per Share:
Primary                $  0.14        $  0.21       $   0.21        $  0.24        $  0.24     $  0.16      $  0.15     $  0.11
Fully Diluted          $  0.14        $  0.21       $   0.21        $  0.24        $  0.24     $  0.16      $  0.15     $  0.11
Weighted Average Shares:
Primary                 21,391         21,439         21,725         21,297         21,440      19,487       18,808      18,703
Fully Diluted           21,391         21,459         21,725         21,409         21,484      19,543       18,980      18,703


Management's Discussion And Analysis of financial condition and results of operations

RESULTS OF OPERATIONS: 1996 vs 1995
YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995.
In 1996 the Company's financial condition continued to strengthen as a result of increased year-over-year revenue and profitability levels. In addition to its profitable operations, the Company's financial condition was favorably impacted by employees purchasing the Company's Common Stock through the exercise of options granted under the Company's stock option plans.

In February 1996, the Company issued 2,710,738 shares of its Common Stock for all of the capital stock of BusLogic Inc. (BusLogic), a supplier of storage input/output solutions, primarily host bus adapters, for use in network file servers, personal computers, and workstations. This business combination was accounted for as a pooling of interests, and there were no significant transactions between the Company and BusLogic prior to the combination, which required elimination, and no adjustments were required to conform accounting policies.

Sales and Profits. Consolidated sales increased by 36% to $173.1 million in 1996 from $127.5 million in 1995. Sales of the Company's disk array controller products increased by 60% in 1996 over 1995 levels, which was a result of the continuing trend of the computer industry to expand its use of RAID technology as a storage solution, especially in overseas markets. Consequently, the Company's customer base has become more diverse, both domestically and internationally, and the Company's customers continued to ship products with RAID functionality in higher volumes in 1996. Sales from disk array products represented 87% of total sales in 1996 compared to 75% in 1995.

Sales of the BusLogic host bus adapter (HBA) products were a disappointment.
The Company had anticipated an increase in revenue from its host bus adapters over 1995, but instead 1996 revenues decreased by 32%. Sales of HBA products were 11% of total sales in 1996 compared to 21% in 1995. Sales of the older HBA products designed for the EISA and microchannel bus architectures declined at a faster rate than the increase in the new PCI bus based HBA products.

While annual revenues and profitability increased in 1996 over 1995 levels, quarterly revenue and profitability declined sequentially during 1996. The decline in revenue and profitability was primarily a result of changing forces in the market place. These changes affected both the Company's RAID and HBA products. Additionally, in the fourth quarter of 1996, the Company's sales were impacted by the transition from its older RAID products to its new scaleable RAID products as customers minimized their purchases of the older products. The Company believes that this product transition may potentially affect sales performance through the first quarter of 1997.

The Company continues its commitment to, and is dependent upon, development of new products as well as enhancement of existing products. The Company believes its future profitability is dependent to a large extent upon the industry's continued use of its PCI and SCSI to SCSI disk array product families and SCSI host bus adapters and their respective follow on products as well as the acceptance of its new products. However, there can be no assurance that new products will be successfully developed or, if developed, that such new products or the Company's current products will achieve or sustain market acceptance.

The Company depends heavily upon its suppliers to provide high-quality materials on a timely basis and at a reasonable price. Although many of the components for the Company's products are available from numerous sources at competitive prices, some of the most critically-needed components are sole-sourced. As a result, there can be no assurance that sufficient quantities of these or other critical components will be available for the Company's production needs. Furthermore, manufacturers of components on which the Company relies may be unable to continue to make those components, or the next generation of those components, available to the Company on a timely basis and in adequate quantities.

The Company has no long-term supply contracts. There can be no assurance that the Company will be able to obtain, on a timely basis, all the components it requires. If the Company cannot obtain essential components as required, the Company could be unable to meet demand for its products, thereby adversely affecting its operating results and allowing competitors to gain market share. In addition, scarcity of such components could result in cost increases and adversely affect the Company's gross margin.

The Company's largest customer during 1996 was Digital Equipment Corporation
(DEC), which accounted for 17% of the Company's sales. The Company's next two largest customers, Hewlett-Packard Company (HP) and IBM, each accounted for an additional 14% of total sales. Many of the Company's customers manufacture and sell products in the networked PC market, which is subject to rapid technological change and intense price competition. These factors affecting the networked PC market in general, or any of the Company's customers in particular, could have a material adverse effect on the Company's future results of operations. The Company has no long-term purchase commitments from its customers, and customers generally may cancel their orders on 30-days notice. Accordingly, there can be no assurance that orders from existing customers, including the Company's principal customers, will continue at their historical levels, or that the Company will be able to obtain orders from new customers. Although the Company continues to ship product to HP, the level of sales is expected to decline materially in 1997 due to HP's award of a design win to one of the Company's competitors. Despite the competitor's design win, the Company expects to have the opportunity to compete for future design wins at HP during 1997. Loss of one or more of the Company's current customers, particularly a principal customer, or cancellation or rescheduling of orders already placed, could materially and adversely affect the Company's business and operating results.

Gross profit was $67.0 million or 38.7% of sales in 1996, compared to $50.3 million or 39.5% of sales in 1995. The decrease in gross margin percentage was due primarily to the decline in the percent of sales of higher margin host bus adapter products. Maintenance of current gross margins or improvements of gross margins are dependent upon continued manufacturing cost reductions and the successful development and market acceptance of the Company's new scalable disk array controller products and host bus adapters and the Company's new product lines in network attached storage and merchant chips. There can be no assurance that the Company will be able to develop and introduce such products in a timely manner, or that such products will gain or sustain market acceptance. The Company faced competition in the market for its disk array products and substantial competition in the market for its HBA's during 1996 and anticipates that these competitive pressures will intensify in 1997. The increased competition may come from new entrants into the Company's markets or from the Company's customers who may decide to develop their own RAID solutions for the networked PC market. The full impact of such competition on the Company's sales and gross profits is uncertain. The Company anticipates that additional competition could result in decreased revenue and a decline in the selling prices for its products, which would impact both gross margins and operating results.

Research and Development. Expenditures for research and development increased by 82% to $16.7 million in 1996 as compared to $9.2 million in 1995. Research and development expenses increased as a percent of sales from 7.2% in 1995 to 9.6% in 1996 due to the Company's commitment to introduce follow-on products to its successful existing products and to invest in new products that may potentially increase the Company's future revenues. During 1996 the Company funded the development of a more robust SCSI controller chip with the intent of entering the merchant chip market, completed the majority of the development on its new generation scaleable RAID products and began the development of a networked attached storage product. Additionally, the Company released several upgrades to its higher volume products such as Ultra-SCSI RAID controllers for the bus-based and bus-independent markets. The growth in research and development expenses was primarily due to the recruitment and addition of new technical staff and related benefits and the cost of developing beta units of its new products. The Company expects to continue to increase its investment in research and development activities during 1997 in order to be in a position to meet its commitment to introduce new and innovative products and to continue its strategy of maintaining technology leadership in the markets in which it has positioned its products.

Selling and Marketing. Sales and marketing expenses were $14.4 million or 8.3% of net sales in 1996, compared to $11.9 million or 9.3% of net sales in 1995. The 21% increase in sales and marketing expenses was primarily due to the addition of employees to manage the increased volume and to higher commission, advertising, trade shows and travel related expenses. The Company expects that sales and marketing expenses will continue to increase during 1997 as the Company continues to expand its infrastructure to support a diverse customer base which is increasingly located overseas and to support new product lines. Additionally, the current market opportunities through both domestic and international distribution channels and the Company's OEM customers require an increasingly higher level of sales support which is often times at the customer's site.

General and Administrative. General and administrative expenses increased to $9.7 million or 5.6% of net sales in 1996 from $9.1 million or 7.2% of net sales in 1995. The increase in general and administrative expenses of 7% during 1996 was due primarily to merger expenses incurred during the BusLogic acquisition. The Company anticipates that general and administrative expenses will continue to increase during 1997 due to increased staffing and as a result of increased activity in existing litigation matters.

Impact of Inflation. The impact of inflation on the Company's business was not material during the three years ended December 31, 1996.

Interest Income/Expenses and Other. Net interest income increased by approximately 137% due to the Company investing the proceeds of its third quarter 1995 follow-on offering in short-term marketable securities during all of 1996. In 1995, the Company had such investments only in the fourth quarter. Other expense reflects the net of expenses such as business licenses fees and sales tax which were in line with the prior year's expenses.

Income Taxes. The Company's combined federal and state effective income tax provision rate was 37% in 1996 as opposed to 35% in 1995. The increase relates largely to non-deductible expenses incurred in connection with the BusLogic merger in the first quarter of 1996.

YEAR ENDED DECEMBER 31, 1995, COMPARED TO YEAR ENDED DECEMBER 31, 1994
In 1995 the Company increased its revenues over 1994, improved its margins and significantly increased its working capital. Additionally, the Company's cash flow was positive due to profitable operations and the $32.7 million of proceeds received from its follow-on offering of Common Stock.

Sales and Profits. Net sales increased by 38% to $127.5 million in 1995 from $92.6 million in 1994. Sales of the Company's disk array controller products increased by 89% in 1995 over 1994 levels, reflecting the increasing volumes of products with RAID functionality being shipped by the Company's customers. The net sales growth in 1995 was attributable to overall market growth and strong demand for the Company's disk array controller products. Sales from disk array products represented 75% of total sales in 1995 compared to 55% in 1994. Conversely, net sales of the Company's HBA products decreased by 10% to $27.0 million in 1995, which was due to the late introduction of its newer PCI bus based products.

The Company's largest customer during 1995 was IBM Corporation (IBM), which accounted for 20% of the Company's sales. The Company's next two largest customers, Hewlett-Packard Company and Digital Equipment Corporation, accounted for an additional 14% and 12%, respectively, of total sales.

Gross profit was $50.3 million or 39.5% of sales in 1995, compared to $36.4 million or 39.3% of sales in 1994. The increase in gross profits in fiscal 1995 was due to increased revenues. Gross margins remain relatively the same from the prior year in part due to the increased cost of simm memory modules, but was offset by the introduction of new products which had cost reduced parts and correspondingly better margins than their predecessor.

Research and Development. Expenditures for research and development increased by 19% to $9.2 million in 1995 as compared to $7.7 million in 1994. Research and development expenses decreased as a percent of sales from 8.3% to 7.2% in 1995 due to the significant growth of net sales. The growth in research and development expenses was primarily due to increased technology development efforts related to intelligent input/output management projects and continual developments in SCSI technology.

Selling and Marketing. Sales and marketing expenses were $11.9 million or 9.3% of net sales in 1995, compared to $10.4 million or 11.2% of net sales in 1994. The 14% increase in sales and marketing expenses was primarily due to the addition of employees to manage the increased volume and to higher commission, advertising and travel related expenses.

General and Administrative. General and administrative expenses increased to $9.1 million or 7.1% of net sales in 1995 from $6.0 million or 6.5% of net sales in 1994. The increase in general and administrative expenses of 52% during 1995 was due to increased legal expenses and to the addition of personnel to support the growth in the Company's business.

Interest Income, Expenses and Other. In 1995, the Company had a net interest income of $536 thousand as compared to the prior year's interest expense of $313 thousand. 1995's interest income was generated from investing the net proceeds received from its follow-on offering of Common Stock for part of the year.
These investments that yielded interest income in 1995 stand in contrast to the borrowing required in 1994 against the Company's line of credit. Other income/expense reflects the net of expenses such as business licenses fees and sales tax and were in line with the prior year's expenses.

Income Taxes. The Company's combined federal and state effective income tax provision rate was 35% in 1995 up from 26% in 1994. The tax rate in 1994 included a benefit related to utilization of prior year's net operating losses.

LIQUIDITY AND CAPITAL RESOURCES
During 1996 the Company financed its operations primarily from existing cash balances, liquidation of marketable investments, cash generated from the exercise of stock options by the Company's employees and cash generated from operations. Working capital of the Company as of December 31, 1996 was $97.9 million, an increase of $24.9 million from the $73.0 million as of December 31, 1995. Cash balances improved by $4.1 million from $11.7 million to $15.8 million as of December 31, 1996. Short term marketable investments decreased $7.2 million from $25.7 million at December 31, 1995 to $18.5 million at December 31, 1996.

Net Cash provided from investment activities was $2.5 million due to the net purchases and maturities of marketable investments of $7.4 million, which was offset by $4.9 million in capital expenditures. The Company utilized these resources primarily to finance an increase in inventories of $15.2 million and accounts receivable of $4.7 million, net of $6.1 million decrease in accounts payable. Increases in inventories coincided with the increase in revenues and increases in the level of finished goods to better service distribution and OEM customers. Days sales outstanding increased from 49 days at the end of 1995 to 57 days at the end of 1996. The decrease in accounts payable is due primarily to lower inventory purchases in the second half of 1996.

At December 31, 1996, the Company's principal sources of liquidity consisted of cash and cash equivalents, short-term marketable securities and a $20 million line of credit. The Company's line of credit which expires in June, 1998, bearing interest at the bank's base rate, or Eurodollar or Libor option rate plus 1 3/4%. The basis of the rate is determined by the Company at the time of any advance to the Company. The agreement contains covenants that include the maintenance of specific financial ratios and prohibitions on additional indebtedness without the prior consent of the bank.

The Company presently expects to finance near-term and long-term operations and capital requirements through its short-term marketable securities, cash provided by continuing operations, existing cash balances, and borrowings under bank lines of credit. The Company believes that such capital resources will meet the Company's working capital needs through at least the end of 1997.

"Safe-Harbor" Statement Under Private Securities Litigation Reform Act of 1995:
The statements contained in the above Management's Discussion and Analysis of Financial Condition and Results of Operation, and elsewhere in this Annual Report, that are not historical facts contain forward looking information with respect to plans, projections or future performance of the Company, the occurrence of which involve certain risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, without limitation, demand and competition for the Company's RAID controller and HBA products, the ability of the Company to timely ship ordered products, the impact on the Company of its acquisition of BusLogic in early 1996, and other risks or uncertainties detailed in the Company's filings with the Securities and Exchange Commission, as well as in this Annual Report. These forward looking statements speak only as of the data hereof, and the Company disclaims any intent or obligation to update these forward looking statements.

Market for Registrant's Common Equity and related stockholder matters


The Company's common stock ($0.01 par value) is traded on the National Association of Securities Dealers National Marketing System ("NMS") and is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol MYLX.

The following table sets forth quarterly high and low bid quotations for the Company's Common Stock for the two-year period ended December 31, 1996 as quoted by the NASDAQ National Market System. Such bid quotations represent inter-dealer prices without retail mark-up or mark-down or commission and may not, therefore, represent actual transaction prices.

COMMON STOCK (MYLEX)     HIGH BID       LOW BID
1995
First Quarter            12 1/16         8 3/8
Second Quarter           13 3/8         10
Third Quarter            19 1/8         13
Fourth Quarter           20 5/8         14

1996
First Quarter            25 1/4         15 3/4
Second Quarter           27 3/8         15 5/8
Third Quarter            19 1/8         10
Fourth Quarter           17 1/2         10 3/8

As of January 31, 1997, there were approximately 600 shareholders of record of the Company's Common Stock.

DIVIDENDS
The Company has not paid cash dividends on its Common Stock during either of the two most recent fiscal years nor during the period subsequent thereto. While the Board of Directors has general authority over dividend policy, it does not anticipate paying cash dividends in the foreseeable future.

Consolidated balance sheets
December 31, 1996 and 1995

     (In thousands, except share data)
                                                  1996           1995
Assets
Current assets:
Cash and equivalents                            $ 15,849         11,733
Short-term marketable investments                 18,538         25,708
Accounts receivable, net of allowance of
$436 and $707 in 1996 and 1995, respectively      27,732         23,081
Inventories                                       41,680         26,521
Prepaid expenses and other current assets          3,448          1,732
Deferred income taxes                              3,032          2,712
Total current assets                             110,279         91,487

Property and equipment, net                        6,124          3,021
Other assets                                         183            112
                                                $116,586         94,620
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable                                $  6,157         12,243
Accrued liabilities                                6,073          5,969
Current portion of long-term capital lease
obligations                                          118            308
Total current liabilities                         12,348         18,520

Long-term capital lease obligations                    -            131
Deferred income taxes                                 66             72

Commitments and contingencies

Stockholders' equity:
Common stock, $0.01 par value;
40,000,000 shares authorized; 20,693,000
and 19,590,000 shares issued and outstanding
in 1996 and 1995, respectively                       207            196

Additional paid-in capital                        63,789         52,310
Notes receivable from stockholders                  (465)             -
Retained earnings                                 40,641         23,391
Total stockholders' equity                       104,172         75,897

                                                $116,586         94,620

See accompanying notes to consolidated financial statements.

Consolidated statements of operations
Years ended December 31, 1996, 1995, and 1994

     (In thousands, except per share amounts)
                                          1996         1995         1994

Net sales                                 $173,123     127,455      92,589
Cost of sales                              106,103      77,172      56,159
Gross profit                                67,020      50,283      36,430

Operating expenses:
Selling and marketing                       14,391      11,935      10,359
Research and development                    16,690       9,188       7,666
General and administrative                   9,696       9,110       6,011

Operating income                            26,243      20,050      12,394

Other income (expense)
Interest income                              1,293         715         199
Interest expense                               (24)       (179)       (512)
Other expense                                 (132)       (113)       (103)

Income before income tax expense            27,380      20,473      11,978

Income tax expense                          10,130       7,165       3,165

Net income                                 $17,250      13,308       8,813

Earnings per share:
Primary                                       $.80         .68         .51
Fully diluted                                 $.80         .67         .48

Weighted average number of shares:
Primary                                     21,576      19,653      17,261
Fully diluted                               21,576      19,925      18,390


See accompanying notes to consolidated financial statements.

Consolidated statements of stockholders' equity

                                                                                           Notes
                                                                                           receivable               Total
                                                                               Additional  from                     Stock
                                              Common Stock                     paid-in     Stock        Retained    holders'
(In thousands, except share data)             Shares              Amount       capital     holders      earnings    equity
Balances as of December 31, 1993              15,687,000          $157         12,475      (194)        1,220       13,658
Common stock issued for cash upon
exercise of options, net of 294,000
shares surrendered at exercise                   867,000             9            507         -             -          516

Subordinated debentures converted                681,000             7          2,631         -             -        2,638

Tax benefit from disqualifying
dispositions of stock options                          -             -          2,252         -             -        2,252
Notes receivable from stockholders                     -             -              -       194             -          194
Net income                                             -             -              -         -         8,813        8,813

Balances as of December 31, 1994              17,235,000           173         17,865         -        10,033       28,071

Common stock issued for cash upon
exercise of options and warrants                 355,000             3          1,105         -             -        1,108

Issuance of common stock, net
of expenses of $422                            2,000,000            20         32,718         -             -       32,738

Tax benefit from disqualifying
dispositions of stock options                           -            -            622         -             -          622

Adjustment to conform BusLogic,
Inc. fiscal year-end                                    -            -              -         -            50           50
Net income                                              -            -              -         -        13,308       13,308

Balances as of December 31, 1995               19,590,000          196         52,310         -        23,391       75,897

Common stock issued for cash and notes
receivable upon exercise of options             1,068,000           11          4,145      (465)            -        3,691

Common stock issued under employee
stock purchase plan                                35,000            -            465                       -          465
Tax benefit from disqualifying
dispositions of stock options                           -            -          6,869         -             -        6,869
Net income                                              -            -              -         -        17,250       17,250

Balances as of December 31, 1996               20,693,000         $207         63,789      (465)       40,641      104,172


See accompanying notes to consolidated financial statements.


Consolidated statements of cash flows
Years ended December 31, 1996, 1995, and 1994


     (In thousands)
                                                             1996          1995           1994
Cash flows from operating activities:
Net income                                                   $17,250       13,308         8,813

Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
Amortization of net discount on short-term
marketable investments                                          (249)           -             -

Tax benefit related to disqualifying
     dispositions of stock options                             6,869          622         2,252

Depreciation and amortization                                  1,814        1,563         1,576
Deferred income taxes                                           (326)      (1,319)       (1,135)

Interest expense on convertible debentures converted to
common stock                                                       -            -           313

Changes in operating assets and liabilities:
Accounts receivable, net                                      (4,651)      (8,366)       (7,030)
Inventories                                                  (15,159)     (12,750)       (6,439)
Prepaid expenses and other current assets                     (1,787)        (969)          372
Accounts payable                                              (6,086)       7,157           794
Accrued liabilities                                              104           15         3,072

Net cash (used in) provided by operating activities           (2,221)        (739)        2,588

Cash flows from investing activities:
Capital expenditures                                          (4,917)      (1,683)       (1,277)
Purchase of short-term marketable investments                 (7,246)     (25,708)            -
Sales and maturities of short-term investments                14,665            -             -

Net cash provided by (used in) investing activities            2,502      (27,391)       (1,277)

Cash flows from financing activities:
Proceeds from exercise of stock options and warrants           3,691        1,108           516
Proceeds from employee stock purchase plan                       465            -             -
Repayment of capital lease obligations                          (321)        (471)         (385)
Net proceeds from issuance of common stock                         -       32,738             -
Repayments against line of credit, net of borrowings               -       (2,350)         (150)
Proceeds from issuance of convertible subordinated debentures      -            -           300
Repayment of convertible subordinated debentures                   -            -          (300)
Repayment of notes receivable from stockholders                    -            -           194

Net cash provided by financing activities                      3,835       31,025           175

Net increase in cash and equivalents                           4,116        2,895         1,486
Adjustment to conform Buslogic, Inc. fiscal year end               -           50             -
Cash and equivalents at beginning of year                     11,733        8,788         7,302
Cash and equivalents at end of year                          $15,849       11,733         8,788


Supplemental disclosures of cash flow information:
Cash paid during the year:

Interest                                                         $24          178           267
Income taxes                                                  $5,656        7,294         1,109

Noncash financing and investing activities:
   Common Stock issued for notes receivable
   from stockholders                                           $(465)           -             -
Conversion of subordinated debentures                          $   -            -         2,638


See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements
December 31, 1996, 1995, and 1994

1.Summary of Significant Accounting Policies

Basis of Presentation and Preparation. The accompanying consolidated financial statements include the accounts of Mylex Corporation (the Company or Mylex) and its wholly owned subsidiaries. All material intercompany accounts have been eliminated in the consolidated financial statements.

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

Revenue Recognition. Net sales are recognized upon shipment to customers, including sales made to distributors under agreements allowing limited right of return and price protection on merchandise unsold by the distributors. For sales made to distributors, reserves are provided for expected returns and price protection at the time of shipment.

Financial Instruments. Cash equivalents consist of highly liquid investments, principally money market accounts, with a maturity of three months or less at the time of purchase.

The Company has classified its short-term marketable investments as "available-for-sale." Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholder's equity. Gains and losses on securities sold are based on the specific identification method. Through December 31, 1996, the difference between fair value and the amortized cost of available-for-sale securities was not significant.

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and equivalents, short-term marketable investments, and accounts receivable. The Company's cash equivalents and short-term marketable investments are primarily in money market accounts, U.S. government obligations, and municipal notes and bonds that have maturities ranging through 1997. The Company believes no significant concentration of credit risk exists with respect to these financial instruments.

The Company sells its products primarily to original equipment manufacturers and distributors in the personal computer (PC) industry. Generally, the Company requires no collateral on trade receivables, although certain export sales are guaranteed by letters of credit. The Company believes that any credit risks are substantially mitigated by its credit evaluation process. The Company maintains reserves for potential credit losses, but historically has not experienced significant losses related to individual customers or groups of customers in any particular geographic area.

Inventories. Inventories are valued at the lower of cost (first in, first out) or market. Property and Equipment. Property and equipment are carried at cost. Assets recorded under capital leases are stated at the present value of future minimum lease payments at the inception of the lease. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful life of the asset (generally five years). Assets recorded under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Impairment of Long-Lived Assets. Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires the Company to review the recoverability of the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable.

In the event that facts and circumstances indicate that the carrying amount of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to fair value is required. Fair value may be determined by reference to discounted future cash flows over the remaining useful life of the related asset. Such adoption did not have a material effect on the Company's consolidated financial position or results of operations.

Income Taxes. The Company accounts for income taxes using the asset and liability method, whereby deferred assets and liabilities are recorded for differences between the book and tax carrying amounts of balance sheet items. Deferred liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Translation of Foreign Currencies and Foreign Currency Transactions. The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Resulting foreign exchange gains and losses, which have been insignificant, are included in the results of operations. The Company's export sales are generally transacted in U.S. dollars and have not resulted in significant foreign exchange gains and losses.

Earnings Per Share. Earnings per share data have been computed using the weighted average common and common equivalent shares outstanding. Common equivalent shares consist of shares issuable upon the exercise of stock options and warrants, except where antidilutive, using the treasury stock method. In determining fully diluted earnings per share, convertible subordinated debentures, if dilutive, are included in outstanding shares using the "as if converted" method.

Stock Option Plan. The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Under SFAS No. 123 the Company must disclose pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method defined in SFAS No. 123 had been applied.

2.Business Combination

On February 9, 1996, the Company issued 2,710,738 shares of its common stock for all of the outstanding stock of BusLogic Inc. (BusLogic), a supplier of storage input/output solutions for use in network file servers, personal computers, and workstations. The transaction was accounted for as a pooling of interests and, accordingly, the Company's historical consolidated financial statements have been restated to include the accounts and results of operations of BusLogic.

Separate results of the combining entities for the periods prior to the merger were as follows (in thousands):

         Years ended December 31,
                     1995            1994
Net revenues:
     Mylex         $100,420         62,513
     BusLogic        27,035         30,076
                   $127,455         92,589

Net income:
     Mylex          $13,122          7,509
     BusLogic           186          1,304
                    $13,308          8,813

In connection with the merger, approximately $884,000 of merger expenses were incurred and charged to general and administrative expense during the first quarter of 1996. These expenses include investment banking fees of $504,000, legal and accounting fees of $320,000 and other merger-related expenses of $58,000.

Prior to the combination, BusLogic's fiscal year ended January 31. Accordingly, BusLogic's financial statements for the twelve months ended December 31, 1995, were combined with Mylex's financial statements for the same period and BusLogic's financial statements for the years ended January 31, 1995 and 1994, were combined with Mylex's financial statements for the years ended December 31, 1994 and 1993, respectively. BusLogic's unaudited results of operations for the one month ended January 31, 1995, included sales of $2,476,000 and net loss of $50,000. An adjustment has been made to stockholders' equity as of December 31, 1995 to eliminate the effect of including BusLogic's results of operations for the one month ended January 31, 1995 in both the years ended December 31, 1995 and 1994.

3.Short-Term Marketable Investments

Fair values of short-term marketable investments are based on quoted market values as of December 31, 1996 and 1995. As of December 31, 1996 and 1995, the difference between the fair value and amortized cost of short-term marketable investments was not significant.

As of December 31, 1996, short-term marketable investments consisted of $18,538,000 of U.S. government securities due within one year or less.

As of December 31, 1995, short-term marketable investments consisted of $23,615,000 of U.S. government securities and $2,093,000 of municipal notes and bonds, with $14,667,000 due in one year or less and $11,041,000 due in one to two years.

Inventories

4.Inventories consisted of the following (in thousands):

     December 31,
                           1996         1995

Raw materials            $26,623       17,619
Work in process            6,885        6,618
Finished goods             8,172        2,284
                         $41,680       26,521


5.Property and Equipment

Property and equipment consisted of the following (in thousands):

                                                 December 31,
                                               1996          1995

Machinery and equipment                      $4,260         3,230
Furniture and fixtures                        2,595           875

Computer equipment and software                        5,426         3,259
                                                      12,281         7,364
Less accumulated depreciation and amortization         6,157         4,343
                                                      $6,124         3,021

As of December 31, 1996 and 1995, equipment recorded under capital leases was $1,318,000 and $1,605,000, respectively, and accumulated amortization thereon was $1,318,000 and $1,426,000, respectively.

6.Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

     December 31,
                                      1996           1995

Accrued compensation and benefits    $3,234          1,956
Other                                 2,839          4,013
                                     $6,073          5,969

7.Line of Credit

The Company has an available line of credit up to a maximum of $20,000,000, which expires in June 1998, bearing interest at the bank's prime rate (8.25% as of December 31, 1996). The agreement with the Company contains covenants that include the maintenance of specific financial ratios and prohibitions on additional indebtedness without the prior consent of the bank. As of December 31, 1996, the Company was in compliance with these covenants.

8.Income Taxes

Income taxes for the years ended December 31, 1996, 1995, and 1994, were comprised of the following (in thousands):

     December 31,
                                       1996      1995      1994
Current tax expense:
     Federal                         $3,292     6,596     1,779
     State                              296     1,266       269
     Total current                    3,588     7,862     2,048

Deferred tax expense (benefit):
     Federal                           (351)   (1,433)   (1,015)
     State                               24       114      (120)
     Total deferred                    (327)   (1,319)   (1,135)

Charge in lieu of taxes attributable to employer stock option plans:
     Current year                     6,869       622     1,222
     Prior years                         --        --     1,030
     Total charge                     6,869       622     2,252
     Total tax expense              $10,130     7,165     3,165

The reconciliation between the amount computed by applying the federal statutory rate to income before income taxes and the actual income tax expense were as follows (in thousands):

     December 31,                                       1996      1995      1994
Statutory federal income tax at 35%                  $ 9,582     7,165     4,192
State income tax, net of federal tax benefit           1,093     1,174       217
Foreign sales corporation benefit                       (777)     (228)     (106)
Change in the beginning of the year
     valuation allowance                                  --    (1,299)   (1,986)
Tax benefit from stock options credited directly
     to additional paid-in capital                        --        --     1,030
Other, net                                               232       353      (182)
          Total tax expense                          $10,130     7,165     3,165

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities is presented below (in thousands).

     December 31,
                                                             1996      1995
Deferred tax assets:
     Accounts receivable valuation reserves                  $170       304
     Lower of cost or market adjustments to inventory
          and other tax-related adjustments                 1,813       534
     Reserves and accruals for reporting purposes
           not taken for tax purposes                         945     1,343
     State tax benefit, including net operating loss
         carryovers, net of federal tax reduction             104       531
               Total gross deferred tax assets              3,032     2,712
Deferred tax liabilities:
     Depreciation and amortization                             66        72
               Total gross deferred tax liabilities            66        72
               Net deferred tax assets                     $2,966     2,640

There is no net change in the valuation allowance for the year ended December 31, 1996. Management believes that no valuation allowance is required on deferred tax assets based on current and projected profitability.

9.Stockholders' Equity

In December 1995, the Company adopted the 1995 Employee Stock Purchase Plan, which authorizes the issuance of up to 300,000 shares of its common stock. The plan permits eligible employees to purchase common stock through payroll deductions at a purchase price of the lower of 85% of the fair market value of the common stock at the beginning or end of each offering period.

Under SFAS No. 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1996 and 1995: dividend yield of 0 percent for both years, expected life of six months for both years, expected volatility of 73% for both years, and risk free interest rate of 5.12% and 7.54%. The weighted-average fair value of those purchase rights granted in 1996 and 1995 was $6.81 and $6.21.

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

The per share weighted-average fair value of stock options granted during 1996 and 1995 was $8.34 and $6.41, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1996 expected dividend yield 0%, risk-free interest rate of 5.3%, expected volatility of 73% and expected life of 4 years; 1995 expected dividend yield 0%, risk-free interest rate of 7.86%, expected volatility of 73%, and expected life of 4 years.

The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements because at the date of grant the exercise price per share equaled or exceeded fair value of the underlying Common Stock. Had the Company determined compensation cost based on fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:


                                       1996      1995
Net income:
     As reported                    $17,250    13,308
     Pro forma                       15,003    12,725
Earnings per share:
     As reported - primary             $.80       .68
     Pro forma - primary                .70       .65
     As reported - fully diluted        .80       .67
     Pro forma - fully diluted          .70       .64

Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of three to four years and compensation cost for options granted prior to January 1, 1995, is not considered.

During October 1996, the Company offered option holders under its stock option plans the opportunity to have outstanding options repriced to the then current fair market value of the Company's common stock of $12.87 per share. Vesting schedules for repriced options were extended six months. The other terms of the options remained unchanged. On October 24, 1996, the Company canceled and reissued 516,591 options pursuant to this repricing. Repriced options were treated as though cancelled and reissued for purposes of determining compensation costs pursuant to SFAS No. 123.

The 1983 and 1993 plans also provide for automatic grants, to outside directors, of options to purchase 50,000 common shares upon election to the Board of Directors. A summary of stock option transactions under the plans are as follows:


                                                                                   weighted
                                       Shares         Outstanding options          Average
                                       available      Number       Exercise        exercise
                                       for grant      of shares    price           price
Balances as of December 31,1993          195,000      3,519,000   $0.48-7.00$    $ 2.68
     Increases in number of shares
          available for grant            625,000             --           --
     Granted                            (614,000)       614,000    4.63-10.25      5.04
     Exercised                                --     (1,161,000)   0.48-4.13       1.58
     Canceled                             77,000       (568,000)   1.50-10.25      2.31


Balances as of December 31, 1994         283,000      2,404,000    0.48-10.25      4.13
     Increases in number of shares
          available for grant            700,000             --           --
     Granted                            (784,000)       784,000    5.60-18.88     10.11
     Exercised                                --       (298,000)   0.48-5.75       3.69
     Canceled                            193,000       (195,000)   0.48-10.63      4.80

Balances as of December 31, 1995         392,000      2,695,000    0.48-18.88      6.16
     Increases in number of shares
          available for grant            850,000             --
     Decrease in number of shares
          available for grant under
          BusLogic Plan                  (63,000)            --
     Granted                          (1,416,000)     1,416,000   12.84-25.00    16.71
     Exercised                                --     (1,068,000)   0.48-11.06     3.87
     Canceled                            772,000       (813,000)   3.88-25.00    15.19

Balances as of December 31, 1996         535,000      2,230,000    0.48-13.19     9.12
Exercisable as of December 31, 1996      596,000                   0.48-13.19     5.72
Exercisable as of December 31, 1995    1,115,962                   0.48-10.50     3.65

The following table summarizes information about stock options outstanding as of December 31, 1996:


                                        options outstanding                   options exercisable
                         number         weighted-avg.                     number
range of                 outstanding    remaining          weighted-avg.  exercisable     weighted-avg
exercise prices          at 12/31/96    contractual life  exercise price  at 12/31/96     exercise prices
From $0.48  to $5.00        634,459       6.34                 $ 4.445        398,375      $ 4.27
From $5.01  to $10.00       291,863       8.11                   5.796         77,801        5.72
From $10.01 to $12.85       633,950       8.33                  11.333        114,509       10.46
From $12.86 to $13.19       670,591       8.85                  12.898          4,930       13.19
From $ 0.48 to $13.19     2,230,591       7.89                 $ 9.120        595,615      $ 5.72

During July and September 1996, Mylex issued three notes to three directors of the Company related to their exercise of options. A total of 119,984 shares were issued to these directors for cash and $465,000 in notes. The notes are full recourse, bear interest at 6.5%, and are due on the earlier of one year from issuance or 30 days after the date that the director could sell shares of Mylex stock if they cease to be a director of Mylex.

10.Employee Saving Plan

In September 1994, the Company adopted the Mylex Corporation 401(k) Plan (the 401(k) Plan) which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan covers substantially all of the Company's employees. Participants may elect to contribute a percentage of their compensation to this plan, up to a statutory maximum amount. The Company makes contributions to the 401(k) Plan at a rate determined by the Board of Directors, currently a 50% matching contribution on 6% of participant compensation up to a maximum of $2,250 per year. Matching contributions in 1996, 1995, and 1994 were $318,000, $21,000, and $6,000, respectively.

11.Industry Information and Certain Concentrations

The Company operates in one industry and is engaged in the design, manufacture, marketing, and support of high-performance storage management electronics products for personal computer (PC) and non-PC servers and workstations as well as system boards for PCs. The Company sells its products primarily to original equipment manufacturers and distributors in the PC industry.

Sales to major customers, as a percentage of net sales, and the amount receivable (in thousands) as of December 31, 1996, from such customers were as follows:

                                                              Gross
                                                              amount
Customer                        1996      1995      1994      receivable

Digital Equipment Corporation    17%       12%       11%      $ 4,173
Hewlett-Packard                  14%       14%        9%      $ 1,828
IBM                              14%       20%       15%      $ 4,778

Export sales, principally to Europe and Japan, comprised 65%, 36%, and 23% of net sales in 1996, 1995, and 1994, respectively. Foreign sales are denominated in U.S. dollars. Sales of the Company's RAID controller products comprised 87%, 75%, and 55% of net sales in 1996, 1995, and 1994, respectively.

Although many of the components of the Company's products are available from numerous sources, several of the most critical components, including microprocessors, SCSI I/O processors, and custom-designed integrated circuits, are presently available to the Company from only one source. Furthermore, because of high industry demand, there have been instances of worldwide shortages of DRAM SIMM memory modules. If the Company cannot obtain essential components as required, the Company could be unable to meet demand for its products, thereby adversely affecting its operating results. In addition, scarcity of such components could result in cost increases and adversely affect the Company's gross margin.

12.Commitments and Contingencies

Future minimum payments under leases as of December 31, 1996, are as follows (in thousands):

                                              Capital        Operating
Year ending December 31,                       leases        leases

1997                                             $118         1,470
1998                                               --         1,184
1999                                               --         1,219
2000                                               --         1,253
2001                                               --           798
Thereafter                                         --           987
Total future minimum lease payments              $118         6,911

The Company leases its facilities in Fremont and Santa Clara, California, and Boulder, Colorado, under noncancelable operating lease agreements that expire through 2003 and provide for renewal options. Under these leases, Mylex is required to pay property taxes, insurance, and normal maintenance costs.

Rent expense was $1,578,000, $1,125,000, and $1,149,000 in 1996, 1995, and
1994, respectively.

The former chief executive officer of the Company filed a complaint against the Company and its outside directors in October 1994, claiming breach of his employment agreement. The claim is for compensatory and consequential damages of at least $5 million.

In April 1996, another former officer of the Company filed a complaint against the Company and its president alleging breach of contract and violation of the Fair Housing and Employment Act. No specific amount of damages has been claimed.

Although it is reasonably possible the Company may incur a loss upon conclusion of these claims, an estimate of any loss or range of loss cannot be made. The Company believes it has meritorious defenses and will vigorously defend against these matters. The results of legal proceedings cannot be predicted with certainty; however, in the opinion of management, the Company does not have a potential liability in connection with these or any other proceedings that would have a material adverse effect on the Company.

13.  SUBSEQUENT EVENT

On February 10, 1997 the Company reached an agreement to settle the outstanding complaint brought against the Company by one of its former officers in April 1996, as described in footnote 12. The amount of the settlement, net of probable insurance proceeds, is not material to the operating results of Mylex for 1996 nor to its financial position as of December 31, 1996. The settlement is expected to result in a charge to after-tax earnings during the first quarter of 1997 of approximately $300,000.



Independent auditors' report




The Board of Directors and Stockholders
Mylex Corporation:

We have audited the accompanying consolidated balance sheets of Mylex Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996.
 These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements for the year ended January 31, 1995 of BusLogic, Inc., a wholly owned subsidiary, which statements reflect total revenues constituting 32% of the related consolidated totals for the year ended December 31, 1994. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for BusLogic, Inc., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mylex Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

\s\ KPMG Peat Marwick LLP



San Jose, California
January 29, 1997, except
  as to Note 13, which is as of
  February 10, 1997.