Form 10-K, Exhibit 13
period 1997-12-27
MYLEX CORP
filed 1998-03-27
CIK 731619

SELECTED FIVE-YEAR CONSOLIDATED FINANCIAL DATA


(IN THOUSANDS, EXCEPT PER SHARE DATA)                 1997            1996           1995         1994        1993
---------------------------------------------------------------------------------------------------------------------
Summary Income Statement

Net Sales                                           $123,550        $173,123       $127,455      $92,589     $69,474
Cost of Sales                                         88,392         106,103         77,172       56,159      48,509
---------------------------------------------------------------------------------------------------------------------
Gross Profit                                          35,158          67,020         50,283       36,430      20,965
Operating Expenses and Other income/Expense           44,585          39,640         29,810       24,452      23,042
---------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Tax                       (9,427)         27,380         20,473       11,978      (2,077)
Income Tax Expense (Benefit)                          (3,488)         10,130          7,165        3,165         847
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                  $  (5,939)       $ 17,250       $ 13,308      $ 8,813     $(2,924)

Income (Loss) Per Share:
    Basic                                          $   (0.29)       $   0.85       $   0.74      $  0.53     $ (0.19)
    Diluted                                        $   (0.29)       $   0.81       $   0.68      $  0.49     $ (0.19)

Average Common Shares Outstanding:
    Basic                                             20,387          20,277         18,074       16,532      15,348
    Diluted                                           20,387          21,359         19,430       18,291      15,348

Consolidated Balance Sheet Data
Total Assets                                       $ 104,483        $116,586       $ 94,620      $42,371     $26,952
Working Capital                                       83,759          97,931         72,967       25,551      11,240
Long-Term Obligations                                      0              66            203          493         910
Stockholders' Equity                                  92,295         104,172         75,897       25,943      11,610


SUMMARY QUARTERLY INCOME STATEMENT

                                                                            QUARTER ENDED
                                         ------------------------------------------------------------------------------------------
                                         DEC. 27,    SEP. 27,      JUN. 28,    MAR. 31,   DEC. 31,   SEP. 30,    JUN. 30,  MAR. 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)      1997        1997         1997        1997       1996       1996       1996      1996
-----------------------------------------------------------------------------------------------------------------------------------
Net Sales                                $31,278     $29,432       $26,926     $35,914    $37,009    $42,206     $45,411   $48,497
Gross Profit                              11,169       9,407         8,944       5,638     14,839     16,689      16,962    18,530
Income (Loss) From Operations             (1,589)     (2,053)       (2,684)     (4,772)     4,120      6,574       7,371     8,178
Net Income (Loss)                        $  (656)    $(1,074)      $(1,431)    $(2,778)   $ 3,006    $ 4,518     $ 4,601   $ 5,125
Net Income Per Share:
    Basic                                $ (0.03)    $ (0.05)      $ (0.07)    $ (0.13)   $  0.15    $  0.22     $  0.23   $  0.26
    Diluted                              $ (0.03)    $ (0.05)      $ (0.07)    $ (0.13)   $  0.14    $  0.21     $  0.21   $  0.24
Weighted Average Shares:
    Basic                                 20,192      20,166        20,448      20,726     20,682     20,571      20,201    19,662
    Diluted                               20,192      20,166        20,448      20,726     21,267     21,279      21,479    21,296


MYLEX 97                              028

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
---------------------

FISCAL YEAR ENDED DECEMBER 27, 1997,
COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1996.

In 1997 the Company's financial results were disappointing. Revenue declines from 1996 are attributable primarily to the loss of two major OEM customers, HP and IBM. As a consequence of these two losses and in response to its 1997 financial performance, a number of steps have been taken to reposition the Company for 1998 and beyond.

SALES AND GROSS PROFIT ----- Consolidated sales decreased by 29% to $123.6 million in 1997 from $173.1 million in 1996. Sales of the Company's disk array controller products continued to be a significant portion of the Company's 1997 total net revenue at 88%, slightly higher than 1996's 87% of net revenues.

   In addition to the loss of two major OEM customers, the Company's revenue growth was hampered by delays in the introduction of both the DACPG and DACPJ bus-based RAID controllers, difficult and time consuming custom integration efforts involving the Company's DACSX external RAID controller and increased competitive pressure. Product introductions of the DACPG and DACPJ products were delayed for over a year due to the delayed introduction, by another company, of a key component used in the products. Introduction of the Company's products were further hampered by compatibility issues with this key component. As a consequence of these delays, the DACPG was not available during crucial design reviews at HP and IBM and, as a result, this product was not designed into HP and IBM servers.

   Sales of the Company's host bus adapter (HBA) products declined from $18.4 million in 1996 to $12.3 million in 1997. Despite an increase in HBA sales in the third quarter of 1997, due primarily to the introduction of the Company's RAIDPlus, a RAID enabled HBA, the overall 1997 HBA sales, on a year-over-year basis, declined 33%. The Company's HBA products have historically competed on performance and features. During 1997, the Company experienced competition from low cost HBA providers. As a result of these new HBA suppliers, the Company is now faced with the additional pressure of competitive pricing for its HBA products.

   While quarterly revenues have increased, quarter-over-quarter, in the latter part of 1997, the delayed product introductions of the DACPG and the DACPJ have delayed some customer qualification of these newer products. As a consequence, the Company's customers have minimized their purchases of the Company's older products. The Company believes that this product transition will affect sales performance through the first quarter of 1998. In addition, the recent economic developments in the Asia-Pacific region and a pattern of slow order placement from the Company's U.S. distribution partners is likely to adversely affect the Company's sales for at least its first quarter of 1998. Sales to Pacific Rim countries in 1997 were 21% of net revenues.

   The Company continues its commitment to, and is dependent upon, development of new products as well as enhancement of existing products. The Company believes its future profitability is dependent to a large extent upon the industry's continued use of its PCI and external RAID controller product families and SCSI host bus adapters and their respective follow on products, as well as the acceptance of its new products, such as the Network Power and Light Division's thin-server products. However, there can be no assurance that new products will be successfully developed or, if developed, that such new products or the Company's current products will achieve or sustain market acceptance.

   The Company depends heavily upon its suppliers to provide high-quality materials on a timely basis and at a reasonable price. Although many of the components for the Company's products are available from numerous sources at competitive prices, some of the most critically-needed components are sole-source. As a result, there can be no assurance that sufficient quantities of these or other critical components will be available for the Company's production needs. Furthermore, manufacturers of components on which the Company relies may be unable to continue to make those components, or the next generation of those components, available to the Company on a timely basis and in adequate quantities.

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

   The Company's largest customer during 1997 was Digital Equipment Corporation (DEC), which accounted for 23% of the Company's sales. The Company's next two largest customers, Siemens and NEC, each accounted for 10% and 8%, respectively, of total sales. Many of the Company's customers manufacture and sell products in the networked PC market, which is subject to rapid technological change and intense price competition. These factors affecting the networked PC market in general, or any of the

                                      029                               MYLEX 97

MANAGEMENT'S DISCUSSION AND ANALYSIS


Company's customers in particular, could have a material adverse effect on the Company's future results of operations. The Company has no long-term purchase commitments from its customers, and customers generally may cancel their orders on 30-days notice. Accordingly, there can be no assurance that orders from existing customers, including the Company's principal customers, will continue at their historical levels, or that the Company will be able to obtain orders from new customers. Loss of one or more of the Company's current customers, particularly a principal customer, or cancellation or rescheduling of orders already placed, could materially and adversely affect the Company's business and operating results.

   Gross profit was $35.2 million or 29% of sales in 1997, compared to $67.0 million or 39% of sales in 1996. The decrease in gross margin percentage was due primarily to a charge for inventory obsolescence taken in the first quarter of 1997 and pricing pressures from large OEM customers on the Company's older products. Although there can be no assurances as to the level of the Company's gross margin percentage for 1998, gross margins during the fourth quarter of 1997 were 36% due to new higher margin products accounting for an increased percentage of revenue in the quarter.

   Improvements of gross margins are dependent upon successful development and market acceptance of the Company's new disk array controller products, host bus adapters and the Company's new thin-server products and continued manufacturing cost reductions. There can be no assurance that the Company will be able to develop and introduce such products in a timely manner, or that such products will gain or sustain market acceptance. The Company faced intense competition in the market for its disk array and HBA products during 1997 and anticipates that these competitive pressures will continue in 1998. Additional intense competition could materially adversely affect revenues and selling prices for its products in 1998, which would impact both gross margins and operating results. As a response to this competition seen in 1997, the Company has accelerated certain key research and development projects, enhanced its customer service and support organizations and repositioned and strengthened its sales and marketing organizations.

RESEARCH AND DEVELOPMENT ----- Expenditures for research and development increased by 19% to $19.8 million in 1997, as compared to $16.7 million in 1996. Research and development expenses increased as a percent of sales from 10% in 1996 to 16% in 1997 due to the Company's acceleration of several of its research and development projects for RAID controllers and the additional investment the Company made in its Network Power and Light Division to capitalize on a new product line based on thin-server technology. The growth in research and development expenses was primarily due to the recruitment and addition of new technical staff and related compensation and benefits increases and the cost of developing beta units of its new products. The Company expects to continue to increase its investment in research and development activities during 1998 in order to be in a position to meet its commitment to introduce new and innovative products and to continue its strategy of attempting to obtain and maintain technology leadership in the markets in which it has positioned its products. However, there can be no assurances that the Company will be able to introduce new and innovative products or obtain or maintain its technological leadership in those markets in which it has positioned its products.

SALES AND MARKETING ----- Sales and marketing expenses were $17.7 million or 14% of net sales in 1997, compared to $14.4 million or 8% of net sales in 1996. The 23% increase in sales and marketing expenses was primarily due to the increase in the number of employees, and the related additional compensation and benefit expense, in the sales and marketing organizations to more aggressively attack the Company's markets on a world-wide basis. There were also increases in trade show, advertising and public relation expenses in 1997 as compared to 1996. Sales and marketing expenses, as a percentage of net sales, increased substantially in 1997 due to the 23% increase in such expenses and the reduction in net sales, year to year. In addition to the repositioning of these organizations, the Company has opened sales offices in Southern California, Atlanta, Georgia, Germany and Japan and has added employees to manage and sell the Company's new thin-server products. The Company expects that sales and marketing expenses will continue to increase during 1998, particularly if the Company's anticipated sales growth in 1998, coming from its new RAID and thin-server products, occurs. However, there can be no assurance that such sales growth will occur.

GENERAL AND ADMINISTRATIVE ----- General and administrative expenses decreased to $8.8 million or 7% of net sales in 1997 from $9.7 million or 6% of net sales in 1996. 1996's higher general and administrative expenses were due principally to the one time merger expenses incurred in the 1996 BusLogic acquisition. Additionally, 1997 expenses were reduced as a result of no executive bonuses being paid due to the Company's financial performance. The Company anticipates that general and administrative expenses may increase during 1998 due principally to increased activity in existing litigation matters.


MYLEX 97                              030

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


IMPACT OF INFLATION ----- The impact of inflation on the Company's business was not material during the three years ended in 1997.

INTEREST INCOME/EXPENSES AND OTHER ----- Net interest income increased by approximately 47% due to an increase in available cash for investments and a slight improvement on short-term investment yields. Other expense reflects principally business licenses fees and sales tax which were in line with the prior year's expenses.

INCOME TAXES ----- The Company's combined federal and state effective income tax provision rate was 37% in 1997, the same as 1996. The Company accrued a tax benefit, in 1997, of $3.5 million, which may be carried back against taxes paid in prior years.

YEAR ENDED DECEMBER 31, 1996,
COMPARED TO YEAR ENDED DECEMBER 31, 1995

In 1996 the Company increased its revenues over 1995, improved its gross profits and significantly increased its working capital. Additionally, the Company's cash flow was positive due to profitable operations.

SALES AND GROSS PROFIT ----- Net consolidated sales increased by 36% to $173.1 million in 1996 from $127.5 million in 1995. Sales of the Company's disk array controller products increased by 60% in 1996 over 1995 levels, reflecting the increasing volumes of products with RAID functionality being shipped by the Company's customers. The net sales growth in 1996 was attributable to the continuing trend of the computer industry to expand its use of RAID technology as a storage solution, especially in the overseas markets. Sales from disk array products represented 87% of total sales in 1996, as compared to 75% in 1995. Conversely, net sales of the Company's HBA products decreased by 32%, to 11% of total sales in 1996.

   The Company's largest customer during 1996 was Digital Equipment Corporation (DEC), which accounted for 17% of the Company's sales. The Company's next two largest customers, Hewlett-Packard Company and IBM, each accounted for an additional 14% of total sales.

   Gross profit was $67.0 million or 39% of sales in 1996, compared to $50.3 million or 40% of sales in 1995. The increase in gross profits in fiscal 1996 was due to increased revenues. Gross margin percentage declined from the prior year due to a decline in the percent of higher margin host bus adapter products sold.

RESEARCH AND DEVELOPMENT ----- Expenditures for research and development increased by 82% to $16.7 million in 1996, as compared to $9.2 million in 1995. Research and development expenses increased as a percent of sales from 7% to 10% in 1996 due to the Company's commitment to introduce follow-on products to its successful existing products and to invest in new products that may potentially increase the Company's future revenues. The growth in research and development expenses were primarily due to the recruitment and addition of new technical staff and related compensation and benefits expenses and the cost of developing beta units on its new products.

SALES AND MARKETING ----- Sales and marketing expenses were $14.4 million or 8% of net sales in 1996, compared to $11.9 million or 9% of net sales in 1995. The 21% increase in sales and marketing expenses was primarily due to the addition of employees, and related compensation and benefits increases, to manage the increased volume and to higher commission, advertising, trade show and travel related expenses.

GENERAL AND ADMINISTRATIVE ----- General and administrative expenses increased to $9.7 million or 6% of net sales in 1996 from $9.1 million or 7% of net sales in 1995. The increase in general and administrative expenses of 7% during 1996 was due primarily to merger expenses incurred during the BusLogic acquisition.

INTEREST INCOME, EXPENSES AND OTHER ----- In 1996, the Company had net interest income of $1.3 million, as compared to the prior year's net interest income of $536 thousand. 1996's interest income was generated from the Company's investing the net proceeds received from its follow-on offering of Common Stock for the full year as compared to only part of the year in 1995. Other income/expense reflects expenses such as business licenses fees and sales tax and were in line with the prior year's expenses.

INCOME TAXES ----- The Company's combined federal and state effective income tax provision rate was 37% in 1996 compare to 35% in 1995. The increase related largely to non-deductible expenses incurred in connection with the BusLogic acquisition in the first quarter of 1996.



                                      031                               MYLEX 97

MANAGEMENT'S DISCUSSION AND ANALYSIS


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

During 1997 the Company financed its operations primarily from existing cash balances and cash generated from operations. Working capital of the Company as of December 27, 1997, was $83.8 million, a decrease of $14.1 million from the $97.9 million as of December 31, 1996. The reduction in working capital was primarily attributable to the first quarter 1997 charge for excess and obsolescent inventory and to the repurchase of the Company's common stock on the open market. Cash balances improved by $5.7 million from $15.8 million to $21.5 million as of December 27, 1997. Short term marketable investments increased $4.6 million from $18.5 million at December 31, 1996 to $23.1 million at December 27, 1997. These increases in cash and cash equivalents resulted primarily from the substantial decrease in accounts receivable described below.

   Net cash used in investment activities was $9.0 million due to the net purchases of marketable investments of $4.4 million and $4.7 million in capital expenditures and increases in other assets. In addition to the use of cash in investment activities, $6.3 million of cash was used in financing activities, primarily for $7.3 million to repurchase the Company's common stock on the open market. The repurchase of stock was offset by $1.4 million provided by the purchase of the Company's stock by its employees and directors through the Company's employee stock purchase plan or stock option plan. These uses of cash in investing and financing were offset by $21.0 million in cash resulting from operating activities.

   The cash resources provided from operations were the result of a $12.9 million reduction in accounts receivable balances and a $15.8 million net reduction of inventory balances. The cash provided from these accounts were offset by an increase in prepaid expenses of $2.2 million, primarily due to tax benefits. The decline in accounts receivable balances were due primarily to the decline of revenues in 1997. Net inventories declined, in part to a charge, in the first quarter of 1997, for excess and obsolescent inventory and to an aggressive and focused effort to reduce overall inventory balances and increase inventory turns.

   At December 27, 1997, the Company's principal sources of liquidity consisted of cash and cash equivalents, short-term marketable securities and a $20 million line of credit. The Company's line of credit, which expires in June, 1998, bears interest at the bank's base rate or the Eurodollar or Libor option rate plus 1-3/4%. the applicable rate is determined by the Company at the time of any advance under the line. The line of credit agreement contains covenants that include the maintenance of specific financial ratios and prohibitions on additional indebtedness without the prior consent of the bank.

   The Company presently expects to finance near-term and long-term operations and capital requirements through its short-term marketable securities, cash provided by continuing operations, existing cash balances, and borrowings under bank lines of credit. The Company expects to extend its line of credit, for at least an additional year, in June, 1998. The company believes that such capital resources will meet the Company's working capital needs through at least the end of 1998.

   The Company has reviewed its systems in an effort to determine whether it is likely to be materially adversely affected by the so-called "Year 2000" conversion. Based on that review, it does not presently believe that it will be so affected. However, no assurances can be given that its systems review uncovered every potential adverse affect of the "Year 2000" conversion, or that the Company will not be materially adversely affected by systems problems of its vendors, customers or other third parties related to the "Year 2000" conversion.

"SAFE-HARBOR" STATEMENT UNDER PRIVATE
-------------------------------------
SECURITIES LITIGATION REFORM ACT OF 1995:
-----------------------------------------

The foregoing discussion and this report contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involve certain risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, without limitation, changes in customer order patterns, particularly those resulting from fluctuations in actual or projected server shipments; demand and competition for the Company's existing and new products, particularly its RAID controller, SCSI host adapter and Network Power & Light's-TM-thin-server products; timely availability of compatible components; competitive pricing pressures; the ability of the Company to timely ship ordered products; business conditions and growth in the computer industry and general economy; instability in foreign economies, particularly in asia; the capability of the Company to meet the rapidly changing needs of its markets through product enhancements or new product introductions; the risk of inventory obsolescence due to shifts in market demand; and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including its 10-Q filings for the periods ended March 31, 1997, June 28, 1997 and September 27, 1997. These forward-looking statements speak only as of the date hereof, and the Company disclaims any intent or obligation to update such statements.



MYLEX 97                              032

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock ($0.01 par value) is traded on the National Association of Securities Dealers National Marketing System ("NMS") and is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol MYLX.

    The following table sets forth quarterly high and low bid quotations for the Company's Common Stock for the two-year period ended December 27, 1997 as quoted by the NASDAQ National Market System. Such bid quotations represent inter-dealer prices without retail mark-up or mark-down or commission and may not, therefore, represent actual transaction prices.

COMMON STOCK (MYLEX)                                HIGH BID            LOW BID
-------------------------------------------------------------------------------
1996

    First Quarter                                    25 1/4             15 3/4
    Second Quarter                                   27 3/8             15 5/8
    Third Quarter                                    19 1/8             10
    Fourth Quarter                                   17 1/2             10 3/8

1997
    First Quarter                                    11 1/2             11 1/8
    Second Quarter                                    9 13/16            9 1/2
    Third Quarter                                     9 13/16            9 5/8
    Fourth Quarter                                    8   3/4            8 5/8

As of January 31, 1998, there were approximately 550 shareholders of record of the Company's Common Stock.

DIVIDENDS
---------

The Company has not paid cash dividends on its Common Stock during either of the two most recent fiscal years nor during the period subsequent thereto. While the Board of Directors has general authority over dividend policy, it does not anticipate paying cash dividends in the foreseeable future.




                                      033                               MYLEX 97

CONSOLIDATED BALANCE SHEETS

                                                        DECEMBER 27,     DECEMBER 31,
(IN THOUSANDS, EXCEPT SHARE DATA)                           1997            1996
--------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                           $ 21,521           $ 15,849
    Short-term marketable investments                     23,062             18,538
    Accounts receivable, net of allowance of
      $190 and $436 in 1997 and 1996, respectively        14,881             27,732
    Inventories                                           25,866             41,680
    Prepaid expenses and other current assets              5,616              3,448
    Deferred income taxes                                  5,001              3,032
--------------------------------------------------------------------------------------
        Total current assets                              95,947            110,279
Property and equipment, net                                8,325              6,124
Other assets                                                 211                183
--------------------------------------------------------------------------------------
                                                        $104,483           $116,586
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                    $  5,700           $  6,157
    Accrued liabilities                                    6,488              6,073
    Current portion of long-term capital
      lease obligations                                       --                118
--------------------------------------------------------------------------------------
        Total current liabilities                         12,188             12,348
Deferred income taxes                                         --                 66
Commitments and contingencies
Stockholders' equity:
    Common stock, $0.01 par value; 120,000,000
        shares authorized; 20,943,300 and
        20,693,000 shares issued and outstanding
        in 1997 and 1996, respectively                       209                207
    Additional paid-in capital                            65,396             63,789
    Notes receivable from stockholders                      (720)              (465)
    Retained earnings                                     34,702             40,641
    Treasury shares at cost; 732,500 and -0- shares
        in 1997 and 1996, respectively                    (7,292)                --
--------------------------------------------------------------------------------------
        Total stockholders' equity                        92,295            104,172
--------------------------------------------------------------------------------------
                                                        $104,483           $116,586
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.




MYLEX 97                              034

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEARS ENDED
                                                  -------------------------------------------------
                                                  DECEMBER 27,       DECEMBER 31,      DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)             1997               1996               1995
---------------------------------------------------------------------------------------------------
Net sales                                           $123,550           $173,123        $127,455
Cost of sales                                         88,392            106,103          77,172
---------------------------------------------------------------------------------------------------
        Gross profit                                  35,158             67,020          50,283
Operating expenses:
    Selling and marketing                             17,657             14,391          11,935
    Research and development                          19,832             16,690           9,188
    General and administrative                         8,767              9,696           9,110
---------------------------------------------------------------------------------------------------
        Operating (loss) income                      (11,098)            26,243          20,050
Other income (expense)
    Interest income                                    1,828              1,293             715
    Interest expense                                      (3)               (24)           (179)
    Other expense                                       (154)              (132)           (113)
---------------------------------------------------------------------------------------------------
        (Loss) income before income tax (benefit)
            expense                                   (9,427)            27,380          20,473
Income tax (benefit) expense                          (3,488)            10,130           7,165
---------------------------------------------------------------------------------------------------
        Net (loss) income                           $ (5,939)          $ 17,250        $ 13,308
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

(Loss) earnings per share:
    Basic                                           $  (0.29)          $   0.85        $   0.74
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
    Diluted                                         $  (0.29)          $   0.81        $   0.68
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Weighted-average number of shares:
    Basic                                             20,387             20,277          18,074
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
    Diluted                                           20,387             21,359          19,430
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.



                                      035                               MYLEX 97

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                             COMMON STOCK        ADDITIONAL      NOTES
                                          -------------------     PAID-IN    RECEIVABLE FROM    RETAINED
(IN THOUSANDS, EXCEPT SHARE DATA)          SHARES      AMOUNT     CAPITAL     STOCKHOLDERS      EARNINGS
----------------------------------------------------------------------------------------------------------
Balances as of December 31, 1994         17,235,000     $173     $17,865    $  --               $10,033
Common stock issued for cash
    upon exercise of options
    and warrants                            355,000        3       1,105       --                    --
Issuance of common stock,
    net of expenses of $422               2,000,000       20      32,718       --                    --
Tax benefit from disqualified
    dispositions of stock options                --       --         622       --                    --
Adjustment to conform
    BusLogic, Inc. fiscal year-end               --       --          --       --                    50
Net income                                       --       --          --       --                13,308
---------------------------------------------------------------------------------------------------------
Balances as of December 31, 1995         19,590,000      196      52,310       --                23,391
Common stock issued for cash
    and notes receivable upon
    exercise of options                   1,068,000       11       4,145     (465)                   --
Common stock issued under
    employee stock
    purchase plan                            35,000       --         465       --                    --
Tax benefit from disqualifying
    dispositions of stock options                --       --       6,869       --                    --
Net income                                       --       --          --       --                17,250
---------------------------------------------------------------------------------------------------------
Balances as of December 31, 1996         20,693,000      207      63,789     (465)               40,641
Common stock issued for cash
    and notes receivable upon
    exercise of options                     176,000        2         870     (255)                   --
Common stock issued under
    employee stock purchase plan             89,000       --         662       --                    --
Common stock surrendered for
    exercise of options                     (15,000)      --        (163)      --                    --
Tax benefit from disqualifying
    disposition of stock options                 --       --         238       --                    --
Purchase of treasury shares                      --       --          --       --                    --
Net loss                                         --       --          --       --                (5,939)
---------------------------------------------------------------------------------------------------------
Balances as of December 27, 1997         20,943,000     $209     $65,396    $(720)              $34,702
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

                                               TREASURY              TOTAL
                                           -------------------    STOCKHOLDERS'
(IN THOUSANDS, EXCEPT SHARE DATA)           SHARES     AMOUNTS       EQUITY
------------------------------------------------------------------------------
Balances as of December 31, 1994                 --    $    --     $ 28,071
Common stock issued for cash
    upon exercise of options
    and warrants                                 --         --        1,108
Issuance of common stock,
    net of expenses of $422                      --         --       32,738
Tax benefit from disqualified
    dispositions of stock options                --         --          622
Adjustment to conform
    BusLogic, Inc. fiscal year-end               --         --           50
Net income                                       --         --       13,308
-----------------------------------------------------------------------------
Balances as of December 31, 1995                 --         --       75,897
Common stock issued for cash
    and notes receivable upon
    exercise of options                          --         --        3,691
Common stock issued under
    employee stock
    purchase plan                                --         --          465
Tax benefit from disqualifying
    dispositions of stock options                --         --        6,869
Net income                                       --         --       17,250
-----------------------------------------------------------------------------
Balances as of December 31, 1996                 --         --      104,172
Common stock issued for cash
    and notes receivable upon
    exercise of options                          --         --          617
Common stock issued under
    employee stock purchase plan                 --         --          662
Common stock surrendered for
    exercise of options                          --         --         (163)
Tax benefit from disqualifying
    disposition of stock options                 --         --          238
Purchase of treasury shares                (732,500)    (7,292)      (7,292)
Net loss                                         --         --       (5,939)
-----------------------------------------------------------------------------
Balances as of December 27, 1997           (732,500)   $(7,292)    $ 92,295
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.



MYLEX 97                              036

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEARS ENDED
                                                    --------------------------------------------------
                                                    DECEMBER 27,       DECEMBER 31,       DECEMBER 31,
(IN THOUSANDS)                                          1997               1996               1995
------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net (loss) income                                 $(5,939)           $17,250           $ 13,308
    Adjustments to reconcile net (loss)
        income to net cash provided by (used in)
        operating activities:
    Amortization of net discount on short-term
        marketable investments                           (205)              (249)                --
    Tax benefit related to disqualifying dispositions
        of stock options                                  238              6,869                622
    Depreciation and amortization                       2,445              1,814              1,563
    Deferred income taxes                              (2,035)              (326)            (1,319)
    Changes in operating assets and liabilities:
        Accounts receivable, net                       12,851             (4,651)            (8,366)
        Inventories                                    15,814            (15,159)           (12,750)
        Prepaid expenses and other current assets      (2,168)            (1,787)              (969)
        Accounts payable                                 (457)            (6,086)             7,157
        Accrued liabilities                               415                104                 15
------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating
            activities                                 20,959             (2,221)              (739)
------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Capital expenditures                               (4,646)            (4,917)            (1,683)
    Purchase of short-term marketable investments     (27,353)            (7,246)           (25,708)
    Increase in other assets                              (28)                --                 --
    Sales and maturities of short-term investments     23,034             14,665                 --
------------------------------------------------------------------------------------------------------
        Net cash (used in) provided by investing
            activities                                 (8,993)             2,502             27,391
------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Purchase of treasury stock                         (7,292)                --                 --
    Proceeds from exercise of stock options
        and warrants                                      454              3,691              1,108
    Proceeds from employee stock purchase plan            662                465                 --
    Repayment of capital lease obligations               (118)              (321)              (471)
    Net proceeds from issuance of common stock             --                 --             32,738
    Repayment against line of credit, net of
        borrowings                                         --                 --             (2,350)
------------------------------------------------------------------------------------------------------
        Net cash (used in) provided by financing
            activities                                 (6,294)             3,835             31,025
------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents               5,672              4,116              2,895
Adjustment to conform BusLogic, Inc.
    fiscal year-end                                        --                 --                 50
Cash and cash equivalents at beginning of year         15,849             11,733              8,788
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year              $21,521            $15,849           $ 11,733
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
    Cash paid during the year:
        Interest                                      $     3            $    24           $   178
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
        Income taxes                                  $ 1,351            $ 5,656           $ 7,294
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
    Noncash financing and investing activities--
        common stock issued for notes receivable
        from stockholders                             $  (255)           $  (465)          $    --
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.





                                      037                               MYLEX 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 27, 1997, and December 31, 1996 and 1995


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PREPARATION ----- The accompanying consolidated financial statements include the accounts of Mylex Corporation (the "Company" or "Mylex") and its wholly-owned subsidiaries. All material intercompany accounts have been eliminated in the consolidated financial statements.

   During 1997, the Company changed to a 52-53 week fiscal year, ending on the Saturday closest to December 31.

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION ----- Net sales are recognized upon shipment to customers, including sales made to distributors under agreements allowing limited right of return and price protection on merchandise unsold by the distributors. For sales made to distributors, reserves are provided for expected returns and price protection at the time of shipment.

FINANCIAL INSTRUMENTS ----- Cash equivalents consist of highly liquid investments, principally money market accounts, with a remaining maturity of three months or less at the time of purchase.

   The Company has classified its marketable investments as "available-for-sale." Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Gains and losses on securities sold are based on the specific identification method. Through December 27, 1997, the difference between fair value and the amortized cost of available-for-sale securities was not significant.

   Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash and cash equivalents, short-term marketable investments, and accounts receivable. The Company's cash equivalents and short-term marketable investments are primarily in money market accounts, U.S. government obligations, and municipal notes and bonds that have maturities ranging through 1998. The Company believes no significant concentration of credit risk exists with respect to these financial instruments.

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

    Included in cash as of December 27, 1997, is $1,200,000 restricted for payment of officer bonuses, which had been earned in previous years.

INVENTORIES ----- Inventories are valued at the lower of cost (first in, first out) or market. Appropriate consideration is given to obsolescence, excessive levels, deterioration, and other factors in evaluating carrying value.

PROPERTY AND EQUIPMENT ----- Property and equipment are carried at cost. Assets recorded under capital leases are stated at the present value of future minimum lease payments at the inception of the lease. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful life of the asset (generally five years). Assets recorded under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

PREPAID ROYALTIES ----- Prepaid royalties related to the licensing of existing technology for use in the Company's RAID products, will be amortized to income ratably over the five-year term of the agreement, or based upon revenue recognized from the sale of the products, whichever is greater.

IMPAIRMENT OF LONG-LIVED ASSETS ----- Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. SFAS No. 121 requires the Company to review the recoverability of the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable.




MYLEX 97                              038

   In the event that facts and circumstances indicate that the carrying amount of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write down to fair value is required. Such adoption did not have a material effect on the Company's consolidated financial position or results of operations.

INCOME TAXES ----- The Company accounts for income taxes using the asset and liability method whereby deferred assets and liabilities are recorded for differences between the book and tax carrying amounts of balance sheet items. Deferred liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Translation of Foreign Currencies and Foreign Currency Transactions ----- The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Resulting foreign exchange gains and losses, which have been insignificant, are included in the results of operations. The Company's export sales are generally transacted in U.S. dollars and have not resulted in significant foreign exchange gains and losses.

EARNINGS (LOSS) PER SHARE ----- Effective December 27, 1997, the Company adopted the provisions of SFAS No. 128, EARNINGS PER SHARE, which requires the presentation of basic and diluted earnings per share. Basic earnings
(loss) per share is based on the weighted-average number of outstanding shares of common stock. Diluted earnings (loss) per share is based on the weighted-average number of outstanding shares of common stock and the potential dilution that could occur if common equivalent shares or convertible securities were exercised or converted into common stock. Common equivalent shares consist of shares issuable upon the exercise of stock options and warrants, except where antidilutive, using the treasury stock method. All periods presented have been restated in accordance with SFAS
No. 128.

STOCK OPTION PLAN ----- The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. As such, compensation expense would be recorded at the date of grant only if the then current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the disclosure requirements of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Under SFAS No. 123, the Company must disclose pro forma net income and pro forma earnings per share for employee stock option grants made in 1995 and later years as if the fair value-based method defined in SFAS
No. 123 had been applied.

RECENT ACCOUNTING PRONOUNCEMENTS ----- In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. It does not, however, require a specific format for the statement, but requires the Company to display an amount representing total comprehensive income for the period in that financial statement. The Company is in the process of determining its preferred format. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997.

   In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997.

2. BUSINESS COMBINATION
-----------------------

On February 9, 1996, the Company issued 2,710,738 shares of its common stock for all of the outstanding stock of BusLogic, Inc. (BusLogic), a supplier of storage input/output solutions for use in network file servers, personal computers, and workstations. The transaction was accounted for as a pooling of interests, and, accordingly, the Company's historical consolidated financial statements have been restated to include the accounts and results of operations of BusLogic.



                                      039                               MYLEX 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



   Separate results of the combining entities for the period prior to the merger were as follows (in thousands):

                                    YEAR ENDED
                                    DECEMBER 31,
                                        1995
------------------------------------------------
Net revenues:

    Mylex                            $100,420
    BusLogic                           27,035
------------------------------------------------
                                     $127,455
------------------------------------------------
------------------------------------------------

Net income:

    Mylex                            $ 13,122
    BusLogic                              186
------------------------------------------------
                                     $ 13,308
------------------------------------------------
------------------------------------------------

In connection with the merger, approximately $884,000 of merger expenses were incurred and charged to general and administrative expense during the first quarter of 1996. These expenses include investment banking fees of $504,000, legal and accounting fees of $320,000, and other merger-related expenses of $58,000.

   Prior to the combination, BusLogic's fiscal year ended January 31. Accordingly, BusLogic's financial statements for the 12 months ended December 31, 1995, were combined with Mylex's consolidated financial statements for the same period, and BusLogic's financial statements for the year ended January 31, 1995, were combined with Mylex's financial statements for the year ended December 31, 1994. BusLogic's unaudited results of operations for the one month ended January 31, 1995, included sales of $2,476,000 and net loss of $50,000. An adjustment has been made to stockholders' equity as of December 31, 1995, to eliminate the effect of including BusLogic's results of operations for the one month ended January 31, 1995, in the year ended December 31, 1995.

3. SHORT-TERM MARKETABLE INVESTMENTS
------------------------------------

Fair values of short-term marketable investments are based on quoted market values as of December 27, 1997 and December 31, 1996. As of December 27, 1997 and December 31, 1996, the difference between the fair value and amortized cost of short-term marketable investments was not significant.

   As of December 27, 1997 and December 31, 1996, short-term marketable investments consisted of $23,062,000 and $18,538,000, respectively, of U.S. government securities due within one year or less.

4. INVENTORIES
--------------

Inventories consisted of the following (in thousands):

                                                DECEMBER 27,     DECEMBER 31,
                                                    1997             1996
-----------------------------------------------------------------------------
Raw materials                                     $14,976          $26,623
Work in process                                     3,428            6,885
Finished goods                                      7,462            8,172
-----------------------------------------------------------------------------
                                                  $25,866          $41,680
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

5. PROPERTY AND EQUIPMENT
-------------------------

Property and equipment consisted of the following (in thousands):

                                                DECEMBER 27,     DECEMBER 31,
                                                    1997             1996
-----------------------------------------------------------------------------
Machinery and equipment                           $ 5,751          $ 4,260
Furniture and fixtures                              3,539            2,595
Computer equipment and software                     7,637            5,426
-----------------------------------------------------------------------------
                                                   16,927           12,281
Less accumulated depreciation
    and amortization                                8,602            6,157
-----------------------------------------------------------------------------
                                                  $ 8,325          $ 6,124
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------



As of December 31, 1996, equipment recorded under capital leases was $1,318,000, and accumulated amortization thereon was $1,318,000. There were no amounts recorded under capital leases as of December 27, 1997.




MYLEX 97                              040

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. ACCRUED LIABILITIES
----------------------

Accrued liabilities consisted of the following (in thousands):

                                                DECEMBER 27,     DECEMBER 31,
                                                    1997             1996
-----------------------------------------------------------------------------
Accrued compensation and benefits                  $2,858           $3,234
Other                                               3,630            2,839
-----------------------------------------------------------------------------
                                                   $6,488           $6,073
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

7. LINE OF CREDIT
-----------------

The Company has an available $20,000,000 line of credit, which expires in June 1998, bearing interest at the bank's prime rate or Eurodollar or LIBOR option rate plus 1-3/4% (8.5% as of December 27, 1997). There were no amounts outstanding under the line of credit as of December 27, 1997. The agreement with the Company contains covenants that include the maintenance of specific financial ratios and prohibitions on additional indebtedness without the prior consent of the bank. As of December 27, 1997, the Company was in compliance with these covenants.

8. INCOME TAXES
---------------

Income taxes (benefit) were comprised of the following (in thousands):

                                                                 YEARS ENDED
                                                ----------------------------------------------
                                                DECEMBER 27,     DECEMBER 31,     DECEMBER 31,
                                                    1997             1996             1995
----------------------------------------------------------------------------------------------
Current tax expense (benefit):

    Federal                                       $(1,694)         $ 3,291          $6,596
    State                                               3              296           1,266
----------------------------------------------------------------------------------------------
        Total current                              (1,691)           3,587           7,862
----------------------------------------------------------------------------------------------
Deferred tax expense (benefit):
    Federal                                        (1,201)            (351)         (1,433)
    State                                            (834)              25             114
----------------------------------------------------------------------------------------------
        Total deferred                             (2,035)              (326)         (1,319)
----------------------------------------------------------------------------------------------
Charge in lieu of taxes
    attributable to employer
    stock option plan                                 238              6,869             622
----------------------------------------------------------------------------------------------
    Total tax expense (benefit)                   $(3,488)           $10,130          $7,165
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

The reconciliation between the amount computed by applying the federal statutory rate to income (loss) before income taxes and the actual income tax expense (benefit) were as follows (in thousands):

                                                                 YEARS ENDED
                                                ----------------------------------------------
                                                DECEMBER 27,     DECEMBER 31,     DECEMBER 31,
                                                    1997             1996             1995
----------------------------------------------------------------------------------------------
Statutory federal income tax at 37%               $(3,299)         $ 9,582        $  7,165

State income tax, net of federal tax benefit         (523)           1,093           1,174
Foreign sales corporation benefit                      --             (777)           (228)
Change in the beginning of the year valuation
    allowance                                          --               --          (1,299)
Other, net                                            334              232             353
----------------------------------------------------------------------------------------------
        Total tax expense (benefit)               $(3,488)         $10,130         $ 7,165
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities is presented below (in thousands):

                                                         YEARS ENDED
                                                -----------------------------
                                                DECEMBER 27,     DECEMBER 31,
                                                    1997             1996
-----------------------------------------------------------------------------
Deferred tax assets:
    Accounts receivable valuation reserves      $   72           $   170
    Lower of cost or market adjustments
        to inventory and other tax related
        adjustments                              3,517             1,813
    Reserves and accruals for reporting
        purposes not taken for tax purposes        879               945
    State tax benefit, including net operating
        loss carryovers, net of federal
           tax reduction                           516               104
    Depreciation and amortization                   17                --
-----------------------------------------------------------------------------
        Total gross deferred tax assets          5,001             3,032
Deferred tax liabilities--depreciation
        and amortization                            --                66
-----------------------------------------------------------------------------
        Net deferred tax assets                 $5,001            $2,966
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------



                                      041                               MYLEX 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company has net operating loss carryforwards for state income tax purposes of $1,725,000, which expire in 2003. Management believes that no valuation allowance is required on deferred tax assets based on historical and projected profitability.

9. STOCKHOLDERS' EQUITY
-----------------------

In December 1995, the Company adopted the 1995 Employee Stock Purchase Plan, which authorizes the issuance of up to 300,000 shares of its common stock. The plan permits eligible employees to purchase common stock through payroll deductions at a purchase price of the lower of 85% of the fair market value of the Company's common stock at the beginning of each two-year offering period and the end of each six-month exercise period within such offering period. During 1997, 1996, and 1995, 89,000, 35,000 and -0- shares, respectively, were issued to employees pursuant to the plan.

   Under SFAS No. 123, compensation cost is recognized for the fair value of the employees' purchase rights under the 1995 Employee Stock Purchase Plan, which was estimated using the Black-Scholes model with the following assumptions for 1997, 1996, and 1995: dividend yield of 0% for all years; expected life of nine months for all years; expected volatility of 56%, 73%, and 73%, respectively; and risk free interest rate of 5.75%, 5.12%, and 7.54%, respectively. The weighted-average fair value of those purchase rights (including the 15% discount to the fair value of the Company's common stock) granted in 1997, 1996, and 1995 was $2.61, $6.81, and $6.21, respectively.

   Mylex's 1983 and 1993 incentive and nonqualified stock option plans provide for the grant, by the Company's Board of Directors, of stock options to employees, officers, consultants, and outside directors at an exercise price per share not less than the fair market value on the date of grant. Incentive stock options granted under the 1983 plan generally vest ratably over 3 years from date of grant and expire 10 years from date of grant. Nonqualified stock options vest ratably over 3 years and expire 5 years from date of grant. Options granted under the 1993 plan generally vest ratably over 4 years from the date of grant and expire 10 years from the date of grant.

   The 1983 and 1993 plans also provide for automatic grants to outside directors of options to purchase 50,000 shares of common stock upon election to the Board of Directors. The 1993 plan also provides for additional grants of 50,000 shares upon the completion of vesting of the prior grant. A summary of stock option transactions under the plans are as follows:

                                                                      OUTSTANDING OPTIONS               WEIGHTED-
                                                       SHARES      -------------------------------       AVERAGE
                                                      AVAILABLE       NUMBER           RANGE OF          EXERCISE
                                                      FOR GRANT     OF SHARES       EXERCISE PRICES        PRICE
------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 1994                      283,000       2,361,000         $ 0.48-10.25        $ 4.13
    Increases in number of shares available
        for grant                                     700,000              --                   --            --
    Granted                                          (784,000)        784,000           5.60-18.88         10.11
    Exercised                                              --        (298,000)          0.48- 5.75          3.69
    Canceled                                          193,000        (193,000)          0.48-10.63          4.80
------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 1995                      392,000       2,654,000           0.48-18.88          6.16
    Increases in number of shares available
        for grant                                     850,000              --                   --            --
    Decrease in number of shares available for
        grant under BusLogic Plan                     (63,000)             --                   --            --
    Granted                                        (1,416,000)      1,416,000          12.84-25.00         16.71
    Exercised                                              --      (1,068,000)          0.48-11.06          3.87
    Canceled                                          772,000        (772,000)          3.88-25.00         15.19
------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 1996                      535,000       2,230,000           0.48-13.19          9.12
    Increases in number of shares available
        for grant                                   1,900,000              --                   --            --
    Granted                                        (1,773,000)      1,773,000           8.81-10.50          9.83
    Exercised                                              --        (176,000)          1.49-10.63          5.19
    Canceled                                          336,000        (336,000)          4.66-17.36         10.52
------------------------------------------------------------------------------------------------------------------
Balances as of December 27, 1997                      998,000       3,491,000         $ 0.48-13.19        $ 9.57
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Exercisable as of December 27, 1997                                   905,660         $ 1.49-13.19        $ 7.82
                                                                    ----------------------------------------------
                                                                    ----------------------------------------------




MYLEX 97                              042

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table summarizes information about stock options outstanding as of December 27, 1997:


                                              OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                ---------------------------------------------   ------------------------
                                  NUMBER            WEIGHTED-                     NUMBER
                                OUTSTANDING          AVERAGE        WEIGHTED-   EXERCISABLE    WEIGHTED-
                                   AS OF            REMAINING       AVERAGE       AS OF         AVERAGE
                                DECEMBER 27        CONTRACTUAL      EXERCISE    DECEMBER 27,    EXERCISE
RANGE OF EXERCISE PRICES           1997            LIFE (YEARS)      PRICE         1997          PRICE
--------------------------------------------------------------------------------------------------------
$ 0.48 to $ 5.00                   496,323            5.28          $ 4.43        371,080       $ 4.37
  5.01 to  10.00                 1,065,227            8.94            8.51        123,793         5.95
 10.01 to  12.85                 1,313,298            8.29           10.80        281,180        10.86
 12.86 to  13.19                   616,216            7.82           12.90        129,607        12.91
                                -------------------------------------------------------------------------
  0.48 to  13.19                 3,491,064            7.98            9.57        905,660         7.82
                                -------------------------------------------------------------------------
                                -------------------------------------------------------------------------


During October 1996, the Company offered option holders under its stock option plans the opportunity to have outstanding options repriced to the then current fair market value of the Company's common stock of $12.87 per share. Vesting schedules for repriced options were extended six months. The other terms of the options remained unchanged. Based on acceptance of its repricing offer, on October 24, 1996, the Company canceled and reissued options to acquire 516,591 shares of common stock for purposes of determining compensation costs pursuant to SFAS No. 123.

   The Company applies APB Opinion No. 25 in accounting for its stock option plans, and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements because at the date of grant the exercise price per share equaled or exceeded the fair value of the underlying common stock. Had the Company determined compensation cost based on fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

                                        DECEMBER 27,      DECEMBER 31,    DECEMBER 31,
                                            1997             1996            1995
--------------------------------------------------------------------------------------
Net income (loss):
    As reported                           $(5,939)           $17,250         $13,308
    Pro forma                              (8,860)            15,003          12,725
Earnings (loss) per share:
        Basic:
            As reported                     (0.29)              0.85            0.68
            Pro forma                       (0.42)              0.74            0.65
        Diluted:
            As reported                     (0.29)              0.81            0.67
            Pro forma                       (0.42)              0.70            0.64

SFAS No. 123 is only applicable to options granted subsequent to January 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of three to four years, and compensation cost for options granted prior to January 1, 1995, is not considered.

   The per share weighted-average fair value of stock options granted during 1997, 1996, and 1995 was $5.51, $8.34, and $6.41, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: 1997--expected dividend yield of 0%, risk free interest rate of 6.32%, expected volatility of 69%, and expected life of 3.85 years; 1996--expected dividend yield of 0%, risk free interest rate of 5.3%, expected volatility of 73%, and expected life of 4 years; 1995--expected dividend yield of 0%, risk-free interest rate of 7.86%, expected volatility of 73%, and a expected life of 3.25 years.

    During July and September 1996, Mylex issued three notes to three directors of the Company related to their exercise of options. A total of 119,984 shares were issued to these directors for cash and $465,000 in notes. The notes are full recourse, bear interest at 6.5%, and are due on the earlier of one year from issuance or 30 days after the date that the director could first sell shares of Mylex stock if they cease to be a director of Mylex. The term of each of these notes was extended for a year as of the initial maturity date.

   During March 1997, Mylex issued three notes to two members of executive management of the Company related to their exercise of options. A total of 51,827 shares were issued to these members of executive management for $255,000 in notes. The notes are full recourse, bear interest at 6.5%, and are due on the earlier of one year from issuance or 30 days



                                      043                               MYLEX 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





after the holder could sell shares of Mylex stock if they cease to be an employee of Mylex.

RIGHTS PLAN ----- On May 12, 1997, the Company's Board of Directors authorized the distribution of one Common Stock Purchase Right (a Right) for each outstanding share of common stock, $0.01 par value per share, of the Company's common stock to stockholders of record on May 23, 1997, and for shares of the Company's common stock that becomes outstanding thereafter. In accordance with amendments subsequently adopted by the Board of Directors, each Right entitles the holder to purchase from the Company one share of common stock at a purchase price of $52.00 per share, subject to adjustment. The rights initially trade with the shares of common stock and are not exercisable. The Rights will separate from the common stock and become exercisable 10 days after (i) a public announcement that a person or group (an "acquiring person") has acquired beneficial ownership of 20% or more of the outstanding shares of the Company's common stock, or (ii) the commencement of a tender offer for 20% or more of the outstanding shares of common stock. In the event that a person becomes an acquiring person (except pursuant to an offer for outstanding shares of common stock which the Continuing Directors determine to be fair to and otherwise in the best interest of the Company and its stockholders), each holder of a Right (other than the Rights beneficially owned by the acquiring person) will receive upon exercise, and payment of the purchase price, that number of shares of common stock (or in certain circumstances, cash, or other securities or property) having a market value of two times the purchase price of the Right. In the event that, after the Rights become exercisable, the Company is acquired in a merger in which it is not the surviving corporation, or if 50% more of the assets or earning power is sold or transferred, each holder of a Right (other than the Rights previously voided) will receive, upon exercise of the Right, that number of shares of the acquiring company having a market value equal to two times the purchase price of the Right. The rights are nonvoting.

COMMON STOCK REPURCHASE PROGRAM ----- In April 1997, the Board of Directors approved a plan to repurchase up to 3,000,000 shares of the Company's common stock. Repurchases under this program in 1997 totaled 732,500 shares at a cost of approximately $7,292,000.


EARNINGS (LOSS) PER SHARE ----- A reconciliation of the shares used in the computation for basic and diluted earnings (loss) per share follows:

                                        DECEMBER 27,      DECEMBER 31,    DECEMBER 31,
                                            1997             1996            1995
--------------------------------------------------------------------------------------
Basic EPS--
    weighted-average
        number of outstanding
        common shares                   20,387,499         20,277,228      18,073,525
Effect of stock options                         --          1,081,561       1,356,738
--------------------------------------------------------------------------------------
Diluted EPS                             20,387,499         21,358,789      19,430,263
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

As of December 27, 1997 and December 31, 1996 and 1995, there were 2,007,348, 116,146, and 26,304 options to acquire shares of common stock with weighted-average exercise prices of $11.50, $22.12, and $16.86,.respectively, which could potentially dilute basic earnings per share in the future but which were not included in diluted earnings per share as their effect was antidulitive in the periods presented.

10. EMPLOYEE SAVINGS PLANS
--------------------------

In September 1994, the Company adopted the Mylex Corporation 401(k) Plan (the 401(k) Plan) which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan covers substantially all of the Company's employees. Participants may elect to contribute a percentage of their compensation to this plan up to a statutory maximum amount. The Company makes contributions to the 401(k) plan at a rate determined by the Board of Directors, currently a 50% matching contribution on 6% of participant compensation up to a maximum of $2,250 per year. Matching contributions in 1997, 1996, and 1995 were $466,000, $318,000, and $21,000, respectively.




MYLEX 97                              044

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. INDUSTRY INFORMATION AND CERTAIN CONCENTRATIONS
---------------------------------------------------

The Company operates in one industry and is engaged in the design, manufacture, marketing, and support of high-performance storage management electronics products for PC and non-PC servers and workstations. The Company sells its products primarily to original equipment manufacturers and distributors in the PC industry.

   Sales to major customers for 1997, 1996 and 1995, as a percentage of net sales, and the amount receivable (in thousands) as of December 27, 1997, from such customers were as follows:


                                                                         GROSS
                                                                         AMOUNT
CUSTOMER                              1997         1996       1995     RECEIVABLE
--------------------------------------------------------------------------------------
Digital Equipment Corporation          23%          17%        12%       $2,141
Siemens Nixdorf                        10            5          2         1,942
NEC                                     8            6          7         1,504
IBM                                     4           14         20            44
Hewlett-Packard                         2           14         14            --


Export sales, principally to Europe and Japan, comprised 73%, 65%, and 36% of net sales in 1997, 1996, and 1995, respectively. Sales of the Company's RAID controller products comprised 88%, 87%, and 75% of net sales in 1997, 1996, and 1995, respectively.

   Although many of the components of the Company's products are available from numerous sources, several of the most critical components, including microprocessors, SCSI I/O processors, and custom designed integrated circuits, are presently available to the Company from only one source. If the Company cannot obtain essential components as required,.the Company could be unable to meet demand for its products, thereby adversely affecting its operating results. In addition, scarcity of such components could result in cost increases and adversely affect the Company's gross margin.

12. COMMITMENTS AND CONTINGENCIES
---------------------------------

Future minimum payments under leases as of December 27, 1997, will be as follows (in thousands):


                                            OPERATING
                                             LEASES
-----------------------------------------------------
Fiscal year ending
     1998                                    $1,368
     1999                                     1,379
     2000                                     1,399
     2001                                       798
     2002                                       616
     Thereafter                                 371
-----------------------------------------------------
Total future minimum lease payments          $5,931
-----------------------------------------------------
-----------------------------------------------------

The Company Leases its facilities in Fremont, California, and Boulder, Colorado, under noncancelable operating lease agreements that expire in 2003 and provides for renewal options. Under these leases, Mylex is required to pay property taxes, insurance, and normal maintenance costs.

   Rent expense was $1,692,000, $1,578,000, and $1,125,000 in 1997, 1996, and
1995, respectively.

   The former chief executive officer of the Company filed a complaint against the Company and its outside directors in October 1994, claiming breach of his employment agreement. The claim is for compensatory and consequential damages of at least $5,000,000. The Company believes it has meritorious defenses and will vigorously defend against this action. The results of legal proceedings cannot be predicted with certainty; however, it is the present opinion of management that the company does not have a potential liability in connection with this proceeding that would have a material adverse effect on the Company. However, if the plaintiff were to prevail in this proceeding, the amount of damages that might be awarded may be material to the Company.

   In April 1996, another former officer of the Company filed a complaint against the company and its president alleging breach of contract and violation of the fair housing and employment act. This claim was settled in 1997.




                                      045                               MYLEX 97

INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS AND STOCKHOLDERS, MYLEX CORPORATION:
-----------------------------------------------------------

We have audited the accompanying consolidated balance sheets of Mylex Corporation and subsidiaries as of December 27, 1997 and December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 27, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mylex Corporation and subsidiaries as of December 27, 1997 and December 31, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 27, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP

Mountain View, California
January 28, 1998





MYLEX 97                              046