Form 10-K, Exhibit 13
period 1998-12-26
MYLEX CORP
filed 1999-03-25
CIK 731619

                           MYLEX CORPORATION FINANCIAL DATA



                          Consolidated Financial Statements
DECEMBER 26, 1998 AND DECEMBER 27, 1997

(WITH INDEPENDENT AUDITORS' REPORT THEREON)


STATEMENTS

Selected Five-Year Consolidated Financial Data           IFC

Summary Quarterly Income Statement                       IFC

Management's Discussion and Analysis of
Financial Condition and Results of Operations              1

Market for Registrant's Common Equity and
Related Stockholder Matters                                7

Consolidated Balance Sheets                                8

Consolidated Statements of Operations                      9

Consolidated Statements of Stockholders' Equity           10

Consolidated Statements of Cash Flows                     11

Notes to Consolidated Financial Statements                12

Independent Auditors' Report                             IBC

SELECTED FIVE-YEAR CONSOLIDATED FINANCIAL DATA


-------------------------------------------------------------------------(IN THOUSANDS, EXCEPT PER SHARE DATA)

     SUMMARY INCOME STATEMENT                           1998        1997         1996        1995         1994
     ---------------------------------------------------------------------------------------------------------
     Net sales                                     $ 135,726   $ 123,550    $ 173,123   $ 127,455    $  92,589

     Cost of sales                                    88,467      88,392      106,103      77,172       56,159
     ---------------------------------------------------------------------------------------------------------
               Gross profit                           47,259      35,158       67,020      50,283       36,430

     Operating expenses and other income /expense     58,569      44,585       39,640      29,810       24,452
     ---------------------------------------------------------------------------------------------------------
               Income (loss) before income tax       (11,310)     (9,427)      27,380      20,473       11,978

     Income tax expense (benefit)                     (4,185)     (3,488)      10,130       7,165        3,165
     ---------------------------------------------------------------------------------------------------------
               Net income (loss)                   $  (7,125)  $  (5,939)   $  17,250   $  13,308    $   8,813
     ---------------------------------------------------------------------------------------------------------
     Income (loss) per share:
          Basic                                    $   (0.36)  $   (0.29)   $    0.85   $    0.74    $    0.53
          Diluted                                  $   (0.36)  $   (0.29)   $    0.81   $    0.68    $    0.48

     Weighted average shares:
          Basic                                       19,934      20,387       20,277      18,074       16,532
          Diluted                                     19,934      20,387       21,359      19,430       18,291

     Consolidated balance sheet data:
          Total assets                             $ 111,143   $ 104,483    $ 116,586   $  94,620    $  42,371
          Working capital                             70,160      83,759       97,931      72,967       25,551
          Long-term obligations                           --          --           66         203          493
          Stockholders' equity                        82,244      92,295      104,172      75,897       25,943




SUMMARY QUARTERLY INCOME STATEMENT

------------------------------------------------------------------------------------------(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                1998                                              1997
QUARTER ENDED                   DEC. 26,    SEP. 26,     JUN. 27,    MAR. 28,     DEC. 27,   SEPT. 27,     JUN. 28,    MAR. 31,
-------------------------------------------------------------------------------------------------------------------------------
Net sales                      $  39,088   $  36,159    $  32,130   $  28,348    $  31,278   $  29,432    $  26,926   $  35,914

Gross profit                      14,132      12,196       11,241       9,689       11,169       9,407        8,944       5,638


Operating income (loss)           (2,201)     (3,751)      (3,784)     (3,360)      (1,589)     (2,053)      (2,684)     (4,772)

Net income (loss)              $    (997)  $  (2,096)   $  (2,054)  $  (1,979)   $    (656)  $  (1,074)   $  (1,431)  $  (2,778)

Net income (loss) per share:
   Basic                       $   (0.05)  $   (0.11)   $   (0.10)  $   (0.10)   $   (0.03)  $   (0.05)   $   (0.07)  $   (0.13)
   Diluted                     $   (0.05)  $   (0.11)   $   (0.10)  $   (0.10)   $   (0.03)  $   (0.05)   $   (0.07)  $   (0.13)

Weighted-average shares:
   Basic                          19,757      19,786       20,005      20,182       20,192      20,166       20,448      20,726
   Diluted                        19,757      19,786       20,005      20,182       20,192      20,166       20,448      20,726


                                        MANAGEMENT'S DISCUSSION AND ANALYSIS

                            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS: FISCAL YEAR ENDED DECEMBER 26, 1998, COMPARED TO FISCAL YEAR ENDED DECEMBER 27, 1997.

     The Company's financial results in 1998 were mixed, but improving. Revenue for the year increased 10% as compared to 1997 and increased 25% from the fourth quarter of 1997 to the fourth quarter of 1998. However, the Company's 1997 loss widened in 1998, principally as a result of two significant charges recorded in the year. In the third quarter of 1998, the Company booked a restructuring charge of $4.3 million (of which $ 1.2 million was charged to cost of sales) related to a reduction-in-force and the closure of its NP&L-TM- division. In the fourth quarter of 1998, the Company took a special charge against earnings of $3.7 million, resulting from the settlement of a lawsuit with a former officer. In both the third and fourth quarter of 1998, excluding these charges, the Company was profitable.

     SALES AND GROSS PROFIT. Net sales increased by 10% to $135.7 million in 1998 from $123.6 million in 1997. Sales of the Company's disk array controller products in 1998 continued to be the dominant portion of the Company's net revenue at 95%, or seven percentage points higher than 1997's 88% of net revenues.

     The Company's fastest growing product segment in 1998 was its external RAID product line. This portion of the Company's business grew by 63% between 1997 and 1998. The market acceptance of the Company's DAC960SX product line in 1998 resulted in a 155% increase of that product line's 1997 revenues. The Company also began to ship its external bus based SCSI-to-Fibre products, in production quantities, in the fourth quarter.

     The problems that plagued the Company in its high performance PCI based product in 1997 were resolved in 1998. The DAC960PG and DAC960PJ accounted for 26% of net sales in 1998. The Company's newest PCI RAID product, eXtremeRAID 1100, began to ship in volume in the third quarter of 1998. The Company also began to ship in volume two of several planned low cost PCI based RAID solutions, the AcceleRAID 200 and 250, to both OEM customers and distributors in the fourth quarter of 1998. These products are targeted for a market niche that has in the past been addressed by the high-end host bus adapter (HBA) market.

     Sales of the Company's host bus adapter products declined from $12.3 million in 1997 to $4.4 million in 1998. As described, the successful launch of the Company's AcceleRAID 200 and 250 products adversely affected the Company's HBA sales in 1998. The overall market place is changing its requirements for HBA products as the price point for RAID becomes low enough to supplant high-end HBA products.

     The Company continues its commitment to development of new products, as well as, enhancement of existing products. The Company believes its future profitability is dependent, to a large extent, upon the industry's continued use of its PCI and external RAID controller product families and their respective follow-on products. However, there can be no assurance that new products will be successfully developed or, if developed, that such new products or the Company's current products will achieve or sustain market acceptance.

     The Company depends heavily upon its suppliers to provide high-quality materials on a timely basis and at a reasonable price. Although many of the components for the Company's products are available from numerous sources at competitive prices, some of the most critically needed components are sole-sourced. As a result, there can be no assurance that sufficient quantities of these or other critical components will be available for the Company's production needs. Furthermore, manufacturers of components on which the Company relies may be unable to continue to make those components, or the next generation of those components, available to the Company on a timely basis and in adequate quantities.

     The Company has no long-term supply contracts. There can be no assurance that the Company will be able to obtain, on a timely basis, all the components it requires. If the Company cannot obtain essential components as required, the Company may be unable to meet demand for its products, thereby adversely affecting its operating results and allowing competitors to gain market share. In addition, scarcity of such components could result in cost increases and adversely affect the Company's gross margins.

     The Company's largest customer during 1998 was DEC/Compaq, which accounted for 25% of the Company's sales. The Company's next four largest customers, Siemens, NEC, Fujitsu and MTI, each accounted for 16%, 8%, 5% and 5%, respectively, of total sales. Due to Compaq's acquisition of Digital Equipment Corporation (DEC) in February 1998, there has been and will continue to be product consolidation between the two companies that will have an adverse impact on the Company's historic revenues from DEC.

     Although the full impact of these product line consolidations is not known at this time, the Company estimates that its 1999 revenues from Compaq will be approximately 30% to 40% less than such 1998 revenues. The Company is striving to replace any shortfall from its historic DEC business with new business from other OEMs; however, there can be no assurances that the Company will be successful in those efforts.

     Many of the Company's customers manufacture and sell products in the networked PC market, which is subject to rapid technological change and intense price competition. These factors affecting the networked PC market in general, or any of the Company's customers in particular, could have a material adverse effect on the Company's future results of operations. The Company has no long-term purchase commitments from its customers, and customers generally may cancel their orders on 30-days notice. Accordingly, there can be no assurance that orders from existing customers, including the Company's significant customers, will continue at their historical levels, or that the Company will be able to obtain orders from new customers. Loss of one or more of the Company's current customers, particularly a significant customer, or cancellation or rescheduling of orders already placed, could materially and adversely affect the Company's business and operating results.

     Gross profit was $47.3 million or 35% of sales in 1998, compared to $35.2 million or 28% of sales in 1997. The 1997 gross margin was negatively affected by higher than normal inventory obsolescence charges related to the loss of two principal customers. The level of the 1997 charges were not repeated in 1998, but the Company's gross margin was under considerable pressure due to pricing competition from several new entrants into the RAID market. Despite the Company's commitment to introduce new products to maintain its market share and historic margins, there can be no assurances of the timing of such introductions or that the mix of products sold will result in gross margins at the same level as the Company experienced in 1998.

     In December 1998, the Company signed a cross license agreement with EMC, requiring an up-front payment against future royalties. This cross license agreement covers all of the Company's RAID products sold to its customers that do not currently have RAID license agreements with EMC. The agreement provides for a certain rate for approximately one year after which, the Company will be obligated to pay royalties, at a relatively lower rate, for as long as the Company's products are covered by the EMC patents. The Company expects that its payments to EMC will have an adverse impact, albeit immaterial, on its gross margins in the foreseeable future.

     Improvements, as well as maintenance, of gross margins are dependent upon successful development and market acceptance of the Company's new internal and external disk array controller products. There can be no assurance that the Company will be able to develop and introduce such products in a timely manner, or that such products will gain or sustain market acceptance.

     Gross margin improvement is also dependent on continued manufacturing cost reductions. The Company signed a manufacturing agreement in the first quarter of 1999 with Dovatron International, Inc. (Dovatron), a wholly owned subsidiary of the DII Group of Colorado, which is an ISO 9000 certified manufacturer that specializes in turnkey arrangements. Dovatron will be undertaking all of the Company's manufacturing activities. The Company anticipates that the agreement will be fully implemented in the second quarter of 1999. Under this arrangement, Dovatron will become the Company's principal turnkey manufacturer, procuring the Company's raw materials and assembling, testing, configuring and shipping most of its products. The expected benefits in this relationship are a focused supplier that should consistently deliver high quality products on a timely basis, that will leverage its purchasing power for the benefit of the Company and that will be able to better deliver state-of-the-art assembly and testing capabilities. Although the Company eventually expects to see lower product costs as a result of this relationship, there can be no assurances as to whether and when these cost savings will materialize.

     The Company faced intense competition in the market for its disk array products during 1998 and anticipates that these competitive pressures will further intensify in 1999. Because of the acceptance and commodization of RAID in the network PC market place, several competitors entered the RAID market in 1998. Among the Company's current competitors in that market are American Megatrends, DPT, Infotrend, ICP Vortex and Adaptec, who also has been the Company's principal HBA competitor. Additional intense competition could materially adversely affect selling prices for its products in 1999, which would impact both gross margins and operating results. As a response to this competition seen in 1998, the Company has accelerated certain key research and development projects and continues to enhance its customer service and support organizations and strengthen its sales and marketing organizations. However, there can be no assurances that increasing competition in the RAID market will not adversely affect the Company's operating results and prospects in 1999.

     RESEARCH AND DEVELOPMENT. Expenditures for research and development increased by 19% to $23.5 million in 1998, as compared to $19.8 million in 1997. Research and development expenses increased slightly as a percent of sales from 16% in 1997 to 17% in 1998.

     The Company's R&D efforts in 1998 resulted in improving the Company's DAC960PG and DAC960PJ, and the introduction of the PCI based eXtremeRAID 1100 (which uses the Strong Arm processor), the AcceleRAID 200 and 250 low cost RAID controllers and external bus based RAID controllers, the DAC960SF and DAC960FL. The growth in research and development expenses was primarily due to increased headcount, and the related higher compensation and benefits costs, and the cost of developing beta units of its new products. The Company expects to continue to increase its investment in research and development activities during 1999 in order to be in a position to meet its commitment to introduce new and innovative products and to continue its strategy of attempting to obtain and maintain technology leadership in the markets in which it has positioned its products. However, there can be no assurances that the Company will be able to introduce new and innovative products or obtain or maintain technological leadership in those markets in which it has positioned its products.

     SALES AND MARKETING. Sales and marketing expenses were $19.3 million or 14% of net sales in 1998, the same percentage represented by $17.7 million of such expenses in 1997. The 9% increase in sales and marketing expenses, year-over-year, was primarily due to increases in compensation and benefit expense. There were also increases in travel expenses and expenses related to evaluation units of the Company's new products given to its customers. The Company expects that sales and marketing expenses will increase during 1999, particularly if the Company's sales in 1999 increase over its 1998 sales. However, there can be no assurances that such sales growth will occur.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $10.8 million or 8% of net sales in 1998 from $8.8 million or 7% of net sales in 1997. Higher general and administrative expenses in 1998 were due principally to legal charges related to a legal proceeding with a former officer of the Company that was recently settled. Additionally, 1998 expenses increased due to consulting costs incurred in conjunction with the Company's selection and implementation of an enterprise-wide resource planning (ERP) system, which is presently expected to be implemented in the second quarter of 1999, and increased bonuses from 1997. The Company anticipates that general and administrative expenses will increase during 1999, due principally to further consulting costs related to the ERP system implementation.

     IMPACT OF INFLATION. The impact of inflation on the Company's business was not material during the three years ended in 1998.

     INTEREST INCOME/EXPENSES AND OTHER. Net interest income remained relatively the same in 1998, increasing by 7%.

     INCOME TAXES. The Company's combined federal and state effective income tax provision rate was 37% in 1998, the same as 1997. The Company recorded a tax benefit of $4.2 million in 1998, primarily attributable to tax net operating losses (NOL) and credit carryovers. The Company has the ability to carry back net operating losses to obtain a refund of $1.5 million of taxes paid in prior years. The Company believes it will generate sufficient future taxable income to utilize the remaining NOL.

RESULTS OF OPERATIONS: FISCAL YEAR ENDED DECEMBER 27, 1997, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1996.

     In 1997, the Company's financial results were disappointing. Revenue declines from 1996 were attributable primarily to the loss of two major OEM customers, HP and IBM. As a consequence of these two losses and in response to its 1997 financial performance, a number of steps were taken to reposition the Company for 1998 and beyond.

     SALES AND GROSS PROFIT. Net sales decreased by 29% to $123.6 million in 1997 from $173.1 million in 1996. Sales of the Company's disk array controller products continued to be a significant portion of the Company's 1997 total net revenue at 88%, slightly higher than 1996's 87% of net revenues. In addition to the decline in disk array controller products, sales of the Company's host bus adapter (HBA) products declined from $18.4 million in 1996 to $12.3 million in 1997.

     The Company's largest customer during 1997 was DEC, which accounted for 23% of the Company's sales. The Company's next two largest customers, Siemens and NEC, each accounted for 10% and 8%, respectively, of total net sales.

     Gross profit was $35.2 million or 29% of sales in 1997, compared to $67.0 million or 39% of sales in 1996. The decrease in gross margin percentage was due primarily to a charge for inventory obsolescence taken in the first quarter of 1997 and pricing pressures from large OEM customers on the Company's older products.

     RESEARCH AND DEVELOPMENT. Expenditures for research and development increased by 19% to $19.8 million in 1997, as compared to $16.7 million in 1996. Research and development expenses increased as a percent of net sales from 10% in 1996 to 16% in 1997 due to the Company's acceleration of several of its research and development projects for RAID controllers and the additional investment the Company made in its Network Power and Light-TM- Division. The growth in research and development expenses was primarily due to the recruitment and addition of new technical staff and related compensation and benefits increases and the cost of developing beta units of its new products.

     SALES AND MARKETING. Sales and marketing expenses were $17.7 million or 14% of net sales in 1997, compared to $14.4 million or 8% of net sales in 1996. The 23% increase in sales and marketing expenses was primarily due to the increase in the number of employees, and the related additional compensation and benefit expense, in the sales and marketing organizations to more aggressively attack the Company's markets on a world-wide basis. There were also increases in trade show, advertising and public relation expenses in 1997 as compared to 1996. Sales and marketing expenses, as a percentage of net sales, increased substantially in 1997 due to the 23% increase in such expenses and the reduction in net sales, year to year.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased to $8.8 million or 7% of net sales in 1997 from $9.7 million or 6% of net sales in 1996. Higher general and administrative expenses in 1996 were due principally to the one time merger expenses incurred in the 1996 BusLogic acquisition. Additionally, 1997 expenses were reduced as a result of no executive bonuses being paid due to the Company's financial performance.

     INTEREST INCOME/EXPENSES AND OTHER. Net interest income increased by approximately 47% due to an increase in available cash for investments and a slight improvement on short-term investment yields.

     INCOME TAXES. The Company's combined federal and state effective income tax provision rate was 37% in 1997, the same as 1996. The Company recorded a tax benefit in 1997 of $3.5 million primarily related to NOL which were carried back to refund taxes paid in prior years.

LIQUIDITY AND CAPITAL RESOURCES

     During 1998, the Company financed its operations primarily from existing cash balances and cash generated from operations. Working capital of the Company as of December 26, 1998, was $70.2 million, a decrease of $13.6 million from the $83.8 million as of December 27, 1997. The reduction in working capital was primarily attributable to the increase in current liabilities of $16.7 million, offset by an increase in current assets of $3.1 million. The increase in current liabilities was the result of an $8.6 million increase in accrued liabilities and an $8.1 million increase in accounts payable. These accounts will be further described below. Cash balances decreased by $13.2 million from $21.5 million as of December 27, 1997 to $8.3 million as of December 26, 1998. This decrease in cash was correspondingly offset by an increase in short-term investments of $11.7 million.

     Net cash used in investment activities was $17.4 million, made up of net purchases of marketable investments of $11.9 million and $5.5 million in capital expenditures. In addition to the use of cash in investment activities, $3.3 million of net cash was used in financing activities. This cash outflow resulted from $4.7 million used to repurchase the Company's common stock on the open market, offset by $1.4 million provided from the purchase of the Company's stock by its employees and directors through the Company's employee stock purchase plan and stock option plans. These uses of cash in investing and financing were offset by $7.5 million in cash resulting from operating activities.

     The cash resources provided from operations were primarily the result of a $6.6 million net reduction of inventory balances and an increase in accrued liabilities and accounts payable of $8.6 million and $8.1 million, respectively, offset by an increase in accounts receivable of $9.6 million and an increase in deferred income tax assets of $3.1 million, primarily due to deferred income tax credits generated in conjunction with the Company's 1998 loss of $7.1 million. Net inventories declined due to a focused effort to reduce overall inventory balances and increase inventory turns.

     Accrued liabilities increased, in part, due to the settlement of a legal proceeding with the Company's former Chief Executive Officer, Dr. M.A. Chowdry. The proceedings resulted from a complaint filed against the Company and its outside directors in October 1994, claiming breach of an employment agreement that the plaintiff entered into with the Company. In addition, accrued liabilities increased due to increases for Federal income taxes, bonuses earned in the fourth quarter of 1998 and timing of normally recurring expenses. The accounts payable balance increased by $8.1 million primarily due to raw materials that were purchased to support the fourth quarter 1998 sales. The sales in the fourth quarter of 1998 increased over the fourth quarter 1997 sales by 25%, and the majority of those raw materials were purchased toward the end of the quarter as sales for the fourth quarter were more heavily weighed toward December. In addition, the consumption of inventory balances and low purchases of raw material in 1997 drove the year-end accounts payable balance to an unusually low level. This situation did not occur at the end of 1998, and, as a result, the accounts payable balance reflected a more normal raw material purchasing pattern.

     Accounts receivable increased due to most of the fourth quarter 1998 sales shipping in the last month of the quarter and to the increase in sales of 25% over the fourth quarter of 1997. Accounts receivable balances were also higher than year-end 1997 due to $2.6 million of inventory sold in the fourth quarter of 1998 to the Company's subcontract manufacturer and to extension of payment terms from 30 days to 45 days required by Compaq after its acquisition of DEC. The Company also increased its deferred income tax assets by $3.1 million, as a result of the $7.1 million loss in 1998. The Company expects to generate sufficient future taxable income to utilize its deferred tax assets.

     At December 26, 1998, the Company's principal sources of liquidity consisted of cash and cash equivalents, short-term marketable securities and a $20 million line of credit. The Company's line of credit, which expires in June 1999, bears interest at the bank's base rate, or the Eurodollar or LIBOR option rate, plus 1 3/4%. The applicable rate is determined by the Company at the time of any advance under the line. The line of credit agreement contains covenants that include a profitability test, the maintenance of specific financial ratios and prohibitions on additional indebtedness without the prior consent of the bank. At December 26, 1998, the Company was not in compliance with the covenant requiring annual and quarterly profitability on an operating and after tax basis. However, the Company has received a waiver from the lender with regards to such non-compliance.

     The Company presently expects to finance near-term and long-term operations and capital requirements through its short-term marketable securities, cash provided by continuing operations, existing cash balances, and borrowings under bank lines of credit. The Company expects to extend its line of credit, for at least an additional year, in June 1999. The Company believes that such capital resources will meet the Company's working capital needs through at least the end of 1999.

YEAR 2000

     Many computers, software and other control devices utilizing microprocessors use only two digits to identify the year in a date field. As the year 2000 approaches, a critical technology issue has emerged for all organizations, including the Company, with respect to the ability of computer hardware and software systems, including application software and operating systems, and embedded systems to accurately process date-based transactions for the year 2000 and thereafter.

     During 1998, the Company compiled a list of the critical information technology related computer software and hardware systems and software tools it uses to monitor its business. It then engaged in a review, completed during the fourth quarter of 1998, of such systems and tools to determine whether they can process such transactions (i.e. they are "year 2000 compliant"). As a result of such review, the Company has modified many of its critical application software programs.

     In the second quarter of 1998, the Company initiated the implementation of Enterprise Resource Planning (ERP) software to replace its core management information systems that support manufacturing, sales, customer service and finance and accounting. The Company has obtained the assurances of the providers of such ERP software that it is year 2000 compliant. The Company expects to complete the implementation of the ERP software during the second quarter of 1999. The ERP software was implemented to enable the Company to enhance its business processes and to more rapidly report information and not because of year 2000 compliance issues.

     The Company presently expects to complete, by September 30, 1999, remediation efforts, including substantial testing, validation and implementation (through a combination of upgrades, custom modifications and replacements), of all of the information technology software, systems and tools it uses to monitor its business. As appropriate, the Company will also attempt to obtain written certification from each of the providers of such systems and tools to the effect that such systems and tools are year 2000 compliant. Based upon its review to date, the Company does not currently believe any year 2000 compliance issues with respect to such software, systems or tools will materially adversely affect the Company or its operations.

     The Company has completed its review and development of remediation plans related to its critical non-information technology related systems, and expects to complete any necessary remediation efforts for those systems by June 30, 1999.

     The Company's RAID and host bus adapter products do not contain specific calendar year functions. However, the Company has, in recent months, provided warranties to many of its customers that its present products are year 2000 compliant. During the first quarter of 1999, the Company tested and analyzed certain of its present products for year 2000 compliance. As a result of that testing and analysis, the Company has verified that it does not expect to encounter year 2000 compliance issues with those products. If, for any reason, any of the Company's present products or old products (which have not been tested) are found not to be year 2000 compliant, the Company may be exposed to damages or other claims that could have a material adverse effect on the Company. However, although no assurances can be given, because the Company's RAID and host adapter products, both present and past, do not contain specific calendar year functions, and its motherboard products, last sold in 1996, are no longer under warranty, the Company does not presently believe that any such claims are likely to be made or, if made, to be successful.

     The Company is currently assessing year 2000 compliance issues with respect to major customers and suppliers and other essential service providers. In the first quarter of 1999, the Company received detailed year 2000 readiness feedback from its primary manufacturer. During the second quarter of 1999, the Company expects to send to its significant customers, suppliers and service providers a questionnaire seeking information about the year 2000 compliance status of those third parties. During the same quarter, the Company will begin the testing and validation phase with those third party suppliers and service providers it has identified as essential. Additionally, during April 1999, the Company and an outside consultant will conduct a year 2000 compliance review of its principal and most critical supplier. The Company expects to complete these third party review processes by September 30, 1999. However, there can be no assurance that the software or systems of third parties on which the Company relies will be year 2000 compliant or that it will be able to obtain the information from such third parties necessary for it to determine whether it may be materially adversely affected by any such software or systems.

     Management believes that the most reasonably likely worst case scenario related to year 2000 compliance that the Company may experience would be a delay or inability to procure components from suppliers or an interruption of orders from key customers due to their failure to successfully remediate year 2000 related issues. Such scenarios, if they were to develop, could materially adversely affect the Company and its operations. The Company does not yet have in place contingency plans to respond to any such scenario. The Company has identified general contingency plans, such as replacement of suppliers, stockpiling of critical components and the purchase of generators. Upon completing its review of third party year 2000 compliance issues, presently scheduled for September 30, 1999, it intends to develop and implement, by December 1999, any necessary contingency plans.

     The Company does not consider the cost of implementing its ERP systems software to be a cost related to year 2000 compliance because the project was initiated independently of the year 2000 issue and was not accelerated in order to achieve year 2000 compliance. The total cost to the Company of year 2000 compliance has not been, and is not anticipated to be, material to its financial position or results of operations. To date, costs to the Company of year 2000 compliance have consisted primarily of internal labor and payments to consultants. Future costs related to the year 2000 compliance issue will consist of internal labor, payments to consultants, and, as necessary, software and hardware upgrades.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of those instruments at fair value. The statement is effective for fiscal years beginning after June 15, 1999. The Company will adopt the standard no later than the first quarter of fiscal year 2000 and is in the process of determining the impact the adoption will have on its consolidated financial statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     The foregoing discussion and the accompanying annual report contains forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, without limitation, changes in customer order patterns, particularly those resulting from fluctuations in actual or projected server shipments; demand and competition for the Company's existing and new products, particularly its RAID controller and SCSI host adapter products; component availability; the mix of product sold; pricing pressures; the ability of the Company to ship ordered product in a timely manner; business conditions and growth in the computer industry and general economy; instability in foreign economies, particularly in Asia; the capability of the Company to meet the rapidly changing needs of its markets through timely product enhancements or new product introductions; the risk of inventory obsolescence due to shifts in market demand or other causes; the risk of a Company product being incompatible with new products of other companies; unanticipated costs and risks of litigation; the Company's ability to generate sufficient future taxable income to utilize its recognized deferred tax assets; the risk that any of the systems or products of the Company, or its vendors, suppliers or customers, may not be Year 2000 compliant, and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including its 10-K report for its year ended December 26, 1998. These forward-looking statements speak only as of the date hereof, and the Company disclaims any intent or obligation to update such statements.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


--------------------------------------------------------------------------------
     The Company's Common Stock ($0.01 par value) is traded on The Nasdaq Stock Market under the symbol MYLX.

     The following table sets forth quarterly high and low closing sale prices for the Company's Common Stock for the two-year period ended December 26, 1998, as reported by Nasdaq.


     COMMON STOCK (MYLEX)          HIGH                LOW
  ----------------------------------------------------------------------------
          1997
          First Quarter           13 3/4              10

          Second Quarter          11 3/8               7 7/8

          Third Quarter           10 5/8               6 1/2

          Fourth Quarter          11 1/2               7


          1998

          First Quarter           11 3/8               6 3/4

          Second Quarter           9 1/2               5

          Third Quarter            8                   3 1/2

          Fourth Quarter          12 1/8               4 1/8


     As of January 31, 1999, there were approximately 472 shareholders of record of the Company's Common Stock.

DIVIDENDS

     The Company has not paid cash dividends on its Common Stock during either of the two most recent fiscal years nor during the period subsequent thereto. While the Board of Directors has general authority over dividend policy, it does not anticipate paying cash dividends in the foreseeable future.

     CONSOLIDATED BALANCE SHEETS

     -----------------------------------------------------------(IN THOUSANDS, EXCEPT PER SHARE DATA)

     ASSETS                                                       DECEMBER 26, 1998   DECEMBER 27, 1997
     --------------------------------------------------------------------------------------------------
     Current assets:

     Cash and cash equivalents                                          $  8,260           $  21,521

     Short-term marketable investments                                    34,739              23,062

     Accounts receivable, net of allowances of $159 and $190
          in 1998 and 1997, respectively                                  24,546              14,881

     Inventories                                                          19,240              25,866

     Prepaid expenses and other current assets                             5,235               5,616

     Deferred income taxes                                                 7,039               5,001
     --------------------------------------------------------------------------------------------------
               Total current assets                                       99,059              95,947

     Property and equipment, net                                          10,837               8,325

     Deferred income taxes                                                 1,035                  --

     Other assets                                                             212                 211
     --------------------------------------------------------------------------------------------------
                                                                      $  111,143          $  104,483
                                                                      ---------------------------------
                                                                      ---------------------------------


     LIABILITIES AND STOCKHOLDERS' EQUITY

     Current liabilities:

          Accounts payable                                            $  13,809           $   5,700

          Accrued liabilities                                            15,090               6,488
     --------------------------------------------------------------------------------------------------
               Total current liabilities                                 28,899              12,188
     --------------------------------------------------------------------------------------------------

          Commitments and Contingencies

STOCKHOLDERS' EQUITY:

          Common stock, $0.01 par value; 120,000,000 shares
               authorized; 21,229,950 and 20,940,300 shares issued
               and outstanding in 1998 and 1997, respectively                212                 209

          Additional paid-in capital                                      67,353              65,396

          Notes receivable from stockholders                                (895)               (720)

          Retained earnings                                               27,577              34,702

          Treasury stock, at cost; 1,400,400 and 732,500 shares
               in 1998 and 1997, respectively                            (12,003)             (7,292)
     --------------------------------------------------------------------------------------------------
                    Total stockholders' equity                            82,244              92,295
     --------------------------------------------------------------------------------------------------

                                                                      $  111,143          $  104,483
                                                                      ---------------------------------
                                                                      ---------------------------------

     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS



(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)------------------------------------------------------------------------------------


YEARS ENDED                                                        DECEMBER 26,1998     DECEMBER 27,1997    DECEMBER 31,1996
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                             $  135,726          $  123,550          $  173,123

Cost of sales                                                             88,467              88,392             106,103
----------------------------------------------------------------------------------------------------------------------------
               Gross profit                                               47,259              35,158              67,020
----------------------------------------------------------------------------------------------------------------------------

Operating expenses:

     Selling and marketing                                                19,287              17,657              14,391

     Research and development                                             23,503              19,832              16,690

     General and administrative                                           10,796               8,767               9,696

     Special charges:

          Restructuring of operations                                      3,092                  --                  --

          Litigation settlement                                            3,677                  --                  --
----------------------------------------------------------------------------------------------------------------------------
                                                                          60,355              46,256              40,777
----------------------------------------------------------------------------------------------------------------------------
               Operating income (loss)                                   (13,096)            (11,098)             26,243

Other income (expense):

     Interest income                                                       2,092               1,828               1,293

     Interest expense                                                       (224)                 (3)                (24)

     Other expense                                                           (82)               (154)               (132)
----------------------------------------------------------------------------------------------------------------------------
               Income (loss) before income taxes                         (11,310)             (9,427)             27,380

     Income taxes (benefit)                                               (4,185)             (3,488)             10,130
----------------------------------------------------------------------------------------------------------------------------
               Net income (loss)                                       $  (7,125)          $  (5,939)          $  17,250
                                                                       -----------------------------------------------------
                                                                       -----------------------------------------------------
    Earnings (loss) per share:

          Basic                                                         $  (0.36)           $  (0.29)            $  0.85
                                                                       -----------------------------------------------------
                                                                       -----------------------------------------------------
          Diluted                                                       $  (0.36)           $  (0.29)            $  0.81
                                                                       -----------------------------------------------------
                                                                       -----------------------------------------------------

     Weighted-average number of shares:

          Basic                                                           19,934              20,387              20,277
                                                                       -----------------------------------------------------
                                                                       -----------------------------------------------------
          Diluted                                                         19,934              20,387              21,359
                                                                       -----------------------------------------------------
                                                                       -----------------------------------------------------

     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS)
YEARS ENDED DECEMBER 26, 1998, DECEMBER 27, 1997, AND DECEMBER 31, 1996


                                                                            NOTES                                          TOTAL
                                                             ADDITIONAL   RECEIVABLE                   TREASURY STOCK,     STOCK-
                                          COMMON STOCK        PAID-IN       FROM         RETAINED          AT COST        HOLDERS'
                                        SHARES    AMOUNT      CAPITAL     STOCKHOLDERS    EARNINGS    SHARES     AMOUNT    EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 1995        19,587     $ 196     $ 52,310       $  --         $ 23,391       --      $  --     $ 75,897

Common stock issued for cash
     and notes receivable upon
     exercise of options                 1,068        11        4,145        (465)              --       --         --        3,691

Common stock issued under employee
     stock purchase plan                    35        --          465          --               --       --         --          465

Tax benefit from disqualifying
     dispositions of stock options          --        --        6,869          --               --       --         --        6,869

Net income                                  --        --           --          --           17,250       --         --       17,250
-----------------------------------------------------------------------------------------------------------------------------------

Balances as of December 31, 1996        20,690       207       63,789        (465)          40,641       --         --      104,172

Common stock issued for cash and
     notes receivable upon
     exercise of options                   176         2          870        (255)              --       --         --          617

Common stock issued under
     employee stock purchase plan           89        --          662          --               --       --         --          662

Common stock surrendered for
     exercise of options                   (15)       --         (163)         --               --       --         --         (163)

Tax benefit from disqualifying
     disposition of stock options           --        --          238          --               --       --         --          238

Repurchase of common stock                  --        --           --          --               --     (732)    (7,292)      (7,292)

Net loss                                    --        --           --          --           (5,939)      --         --       (5,939)
-----------------------------------------------------------------------------------------------------------------------------------
Balances as of December 27, 1997        20,940       209       65,396        (720)          34,702     (732)    (7,292)      92,295

Common stock issued for cash and
     notes receivable upon
     exercise of options                   114         1          540        (185)              --       --         --          356

Common stock issued under
     employee stock purchase plan          176         2        1,030          --               --       --         --        1,032

Repayment of notes receivable
     from stockholders                      --        --           --          10               --       --         --           10

Tax benefit from disqualifying
     disposition of stock options           --        --          387          --               --       --         --          387

Repurchase of common stock                  --        --           --          --               --     (668)    (4,711)      (4,711)

Net loss                                    --        --           --          --           (7,125)      --         --       (7,125)
-----------------------------------------------------------------------------------------------------------------------------------
Balances as of December 26, 1998        21,230     $ 212     $ 67,353       $(895)        $ 27,577   (1,400)  $(12,003)    $ 82,244
                                       ---------------------------------------------------------------------------------------------
                                       ---------------------------------------------------------------------------------------------


     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      CONSOLIDATED STATEMENTS OF CASH FLOWS


(IN THOUSANDS, EXCEPT SHARE DATA)----------------------------------------------


YEARS ENDED                                                    DECEMBER 26, 1998   DECEMBER 27, 1997   DECEMBER 31, 1996
-------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:

Net income (loss)                                                      $  (7,125)          $  (5,939)          $  17,250

     Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

     Amortization of net discount/premium on short-term
          marketable investments                                             263                (205)               (249)

     Tax benefit related to disqualifying dispositions
          of stock options                                                   387                 238               6,869

     Depreciation and amortization                                         2,971               2,445               1,814

     Deferred income taxes                                                (3,073)             (2,035)               (326)

     Changes in operating assets and liabilities:

          Accounts receivable                                             (9,665)             12,851              (4,651)

          Inventories                                                      6,626              15,814             (15,159)

          Prepaid expenses and other current assets                          380              (2,168)             (1,787)

          Accounts payable                                                 8,109                (457)             (6,086)

          Accrued liabilities                                              8,602                 415                 104
     ----------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) operating activities                   7,475              20,959              (2,221)
     ----------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:

     Capital expenditures                                                 (5,483)             (4,646)             (4,917)

     Purchase of short-term marketable investments                       (78,817)            (27,353)             (7,246)

     Sales and maturities of short-term investments                       66,877              23,034              14,665

     Other                                                                    --                 (28)                 --
     ----------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) investing activities                 (17,423)             (8,993)              2,502
     ----------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

     Repurchase of common stock                                           (4,711)             (7,292)                 --

     Proceeds from exercise of stock options                                 356                 454               3,691

     Proceeds from employee stock purchase plan                            1,032                 662                 465

     Repayment of capital lease obligations                                   --                (118)               (321)

     Repayment of notes receivable from stockholders                          10                  --                  --
     ----------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) financing activities             (3,313)             (6,294)              3,835
     ----------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                     (13,261)              5,672               4,116

Cash and cash equivalents at beginning of year                            21,521              15,849              11,733

Cash and cash equivalents at end of year                                $  8,260           $  21,521           $  15,849

                                                                      -----------------------------------------------------
                                                                      -----------------------------------------------------

Supplemental disclosures of cash flow information:

     Cash paid during the year:

          Interest                                                      $     66           $       3           $      24
                                                                      -----------------------------------------------------
                                                                      -----------------------------------------------------
          Income taxes                                                  $    308           $   1,351           $   5,656
                                                                      -----------------------------------------------------
                                                                      -----------------------------------------------------
     Noncash financing and investing activities--common
          stock issued for notes receivable from stockholders           $   (185)          $    (255)          $    (465)
                                                                       ----------------------------------------------------
                                                                       ----------------------------------------------------


     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                     DECEMBER 26, 1998, DECEMBER 27, 1997, AND DECEMBER 31, 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A. BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Mylex Corporation and its wholly-owned subsidiaries (the "Company" or "Mylex"). All material intercompany accounts have been eliminated in the consolidated financial statements.

     During 1997, the Company changed to a 52-53 week fiscal year, ending on the Saturday closest to December 31.

     B. USE OF ESTIMATES

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

     C. REVENUE RECOGNITION

     Net sales are recognized upon shipment to customers, including sales made to distributors under agreements allowing limited right of return and price protection on merchandise unsold by the distributors. For sales made to distributors, provision is made for expected returns and price protection at the time of shipment.

     D. FINANCIAL INSTRUMENTS

     Cash equivalents consist of highly liquid investments, principally money market accounts, with a remaining maturity of three months or less at the time of purchase.

     The Company has classified its marketable investments as "available-for-sale." Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income. Gains and losses on securities sold are based on the specific identification method. Through December 26, 1998, the difference between fair value and the amortized cost of available-for-sale securities was not significant.

     Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash and cash equivalents, short-term marketable investments, and accounts receivable. The Company's cash equivalents and short-term marketable investments are primarily in money market accounts, U.S. government agency obligations, and corporate debt securities that have maturities throughout 1999. The Company believes no significant concentration of credit risk exists with respect to these financial instruments.

     The Company sells its products primarily to original equipment manufacturers and distributors in the personal computer (PC) industry. Generally, the Company requires no collateral on trade receivables, although certain export sales are guaranteed by letters of credit. The Company believes that any credit risks are substantially mitigated by its credit evaluation process. The Company maintains an allowance for potential credit losses, but historically has not experienced significant losses related to individual customers or groups of customers in any particular geographic area.

     Included in cash as of December 26, 1998, is $1,165,000 restricted for payment of officer bonuses, which had been earned in previous years.

     E. INVENTORIES

     Inventories are valued at the lower of first in, first out cost or market. Appropriate consideration is given to obsolescence, excessive levels, deterioration, and other factors in evaluating carrying value.

     F. PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Assets recorded under capital leases are stated at the lower of fair value or the present value of future minimum lease payments at the inception of the lease. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful life of the asset, generally five years. Assets recorded under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

     G. PREPAID ROYALTIES

     Prepaid royalties related to the licensing of existing technology for use in the Company's RAID products are amortized to income ratably over the term of the agreement, or based upon revenue recognized from the sale of the products, depending on the structure of the agreement.

     H. IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews the recoverability of the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. In the event that facts and circumstances indicate that the carrying amount of long-lived assets may be impaired, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write down to fair value must be recorded.

     I. INCOME TAXES

     The Company accounts for income taxes using the asset and liability method whereby deferred assets and liabilities are recorded for differences between the financial reporting and tax bases of balance sheet items. Deferred liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     J. TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN CURRENCY TRANSACTIONS

     The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Resulting foreign exchange gains and losses, which have been insignificant, are included in the results of operations. The Company's export sales are generally transacted in U.S. dollars and have not resulted in significant foreign exchange gains and losses.

     K. EARNINGS (LOSS) PER SHARE

     Basic earnings (loss) per share is based on the weighted-average number of outstanding shares of common stock. Diluted earnings (loss) per share is based on the weighted-average number of outstanding shares after giving effect to dilutive potential common shares. Potential common shares consist of shares issuable upon the exercise of stock options and warrants, except where antidilutive, using the treasury stock method.

     L. STOCK PLANS

     The Company accounts for its stock option plans and employee stock purchase plans using the intrinsic value method.

     M. OTHER COMPREHENSIVE INCOME

     Effective the first quarter of 1998, the Company adopted the provisions of SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes standards of reporting and display of comprehensive income and its components of net income and other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net income, but rather are recorded directly in stockholders' equity. There was no material difference between net income
     (loss) and total comprehensive income (loss) for all periods presented.


(2) SPECIAL CHARGES

     A. RESTRUCTURING OF OPERATIONS

     During the second quarter of 1998, the Company analyzed each of its business initiatives based on their near-term market potential, the projected financial investment, and the strategic opportunity. The Company implemented a restructuring plan in July 1998 that resulted, in large part, from the analysis. As a result, the Company announced a 7% workforce reduction and discontinued the development activities of its Network Power & Light (NP&L)-TM- division. The pretax charge for this restructuring action was $4.3 million. This charge comprised $1.2 million for the write-off of NP&L inventory included in cost of sales and $3.1 million of other restructuring costs charged to operating expenses. The other restructuring costs consisted of severance benefits, $1.6 million, facilities consolidation, $0.1 million, and the write-off of related assets to be abandoned, $1.4 million. A total of 47 employees were terminated under the plan. As of December 31, 1998, $1.6 million of the $1.7 million cash charges had been paid.

     B. LITIGATION SETTLEMENT

     During January 1999, the Company reached a settlement of litigation with the Company's former Chief Executive Officer. The total settlement, which included cash of $2 million and warrants to purchase 400,000 shares of the Company's common stock at its fair value on the date of grant, amounted to $4.2 million. The fair value of the warrants was calculated using the Black-Scholes pricing model with the following assumptions: expected dividend yield of 0%, risk free interest rate of 4.52%, expected volatility of 69%, and expected life of 3 years. After giving effect to amounts previously provided, the settlement resulted in a charge to operations for 1998 of $3.7 million.

(3) BUSINESS COMBINATION

     On February 9, 1996, the Company issued 2,710,738 shares of its common stock for all of the outstanding stock of BusLogic, Inc. (BusLogic), a supplier of storage input/output solutions for use in network file servers, personal computers, and workstations. The transaction was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements have been restated to include the accounts and results of operations of BusLogic for periods preceding the merger.

     In connection with the merger, approximately $884,000 of merger expenses were incurred and charged to general and administrative expense during the first quarter of 1996. These expenses include investment banking fees of $504,000, legal and accounting fees of $320,000, and other merger-related expenses of $58,000.

(4) SHORT-TERM MARKETABLE INVESTMENTS

     Fair values of short-term marketable investments are based on quoted market values as of December 26, 1998 and December 27, 1997. As of December 26, 1998 and December 27, 1997, the difference between the fair value and amortized cost of short-term marketable investments was not significant.

     As of December 26, 1998 and December 27, 1997, short-term marketable investments consisted of $34,739,000 and $23,062,000, respectively, of corporate and U.S. government agency debt securities due within one year or less.

(5) INVENTORIES

     Inventories consisted of the following (in thousands):

                                                       DECEMBER 26, 1998      DECEMBER 27, 1997
     ------------------------------------------------------------------------------------------
     Raw materials                                             $   7,535              $  14,976
     Work in process                                               3,903                  3,428
     Finished goods                                                7,802                  7,462
     ------------------------------------------------------------------------------------------
                                                               $  19,240              $  25,866
                                                               --------------------------------
                                                               --------------------------------

(6) PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following (in thousands):

                                                       DECEMBER 26, 1998      DECEMBER 27, 1997
     ------------------------------------------------------------------------------------------
     Machinery and equipment                                   $   5,356              $   5,751
     Furniture and fixtures                                        3,750                  3,539
     Computer equipment and software                               9,976                  7,637
     ------------------------------------------------------------------------------------------
                                                                  19,082                 16,927
     Less accumulated depreciation and amortization                8,245                  8,602
     ------------------------------------------------------------------------------------------
                                                               $  10,837               $  8,325
                                                               --------------------------------
                                                               --------------------------------

     As of December 31, 1996, equipment recorded under capital leases was $1,318,000, and accumulated amortization thereon was $1,318,000. There were no amounts recorded under capital leases as of December 27, 1997 or December 26, 1998.

(7) ACCRUED LIABILITIES

     Accrued liabilities consisted of the following (in thousands):

                                             DECEMBER 26, 1998      DECEMBER 27, 1997
     --------------------------------------------------------------------------------
     Accrued compensation and benefits          $   3,815               $  2,858

     Accrued litigation settlement                  4,177                    500

     Accrued royalties                              1,517                  1,727

     Income taxes payable                           2,176                     --

     Other                                          3,405                  1,403
     --------------------------------------------------------------------------------
                                                $  15,090               $  6,488
                                                -------------------------------------
                                                -------------------------------------


(8) LINE OF CREDIT

     The Company has an available $20,000,000 line of credit, which expires in June 1999, bearing interest at the bank's prime rate, or Eurodollar or LIBOR option rate, plus 1.75% (7.75% as of December 26, 1998). There were no amounts outstanding under the line of credit as of December 26, 1998. The agreement with the Company contains covenants that include a profitability requirement, the maintenance of specific financial ratios and prohibitions on additional indebtedness without the prior consent of the bank. At December 26, 1998, the Company was not in compliance with the covenant requiring annual and quarterly profitability on an operating and after tax basis. However, the Company did receive a waiver from the lender with regards to such non-compliance.

(9) INCOME TAXES

     Income taxes (benefit) consisted of the following (in thousands):

     YEARS ENDED                                               DECEMBER 26, 1998   DECEMBER 27, 1997   DECEMBER 31, 1996
     -------------------------------------------------------------------------------------------------------------------
     Current tax expense (benefit):

          Federal                                                       $ (1,505)           $ (1,694)          $   3,291

          State                                                                6                   3                 296
     --------------------------------------------------------------------------------------------------------------------
                    Total current                                         (1,499)             (1,691)              3,587
     --------------------------------------------------------------------------------------------------------------------
     Deferred tax expense (benefit):

          Federal                                                         (2,436)             (1,201)               (351)

          State                                                             (637)               (834)                 25
     --------------------------------------------------------------------------------------------------------------------
                    Total deferred                                        (3,073)             (2,035)               (326)
     --------------------------------------------------------------------------------------------------------------------
     Charge in lieu of taxes attributable
          to employer stock option plan                                      387                 238               6,869
     -------------------------------------------------------------------------------------------------------------------
     Total tax expense (benefit)                                        $ (4,185)           $ (3,488)          $  10,130
                                                                      ---------------------------------------------------
                                                                      ---------------------------------------------------

     The reconciliation between the amount computed by applying the federal statutory rate to income (loss) before income taxes and the actual income tax expense (benefit) was as follows (in thousands):



     YEARS ENDED                                               DECEMBER 26, 1998   DECEMBER 27, 1997   DECEMBER 31, 1996
     -------------------------------------------------------------------------------------------------------------------
     Statutory federal income tax at 35%                               $  (3,958)          $  (3,299)          $   9,582

     State income tax, net of federal tax effect                            (394)               (523)              1,093

     Foreign sales corporation benefit                                        --                  --                (777)

     Other, net                                                              167                 334                 232
     -------------------------------------------------------------------------------------------------------------------
                      Total tax expense (benefit)                      $  (4,185)          $  (3,488)          $  10,130
                                                                       -------------------------------------------------
                                                                       -------------------------------------------------

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities is presented below (in thousands).


     YEARS ENDED                                                    DECEMBER 26, 1998   DECEMBER 27, 1997
     ----------------------------------------------------------------------------------------------------
     Deferred tax assets:

          Accounts receivable valuation reserves                             $     59            $     72

          Lower of cost or market adjustments to inventory
               and other tax related adjustments                                2,956               3,517

          Reserves and accruals for reporting purposes
               not taken for tax purposes                                       2,802                 879

          State tax benefit, net of federal tax reduction                           2                   1

          Net operating loss                                                      248                 170

          Credit carryovers                                                     2,103                 346

          Depreciation and amortization                                            --                  16
     -----------------------------------------------------------------------------------------------------
                    Total gross deferred tax assets                             8,170               5,001

          Deferred tax liabilities -- depreciation and amortization               (96)                 --
     -----------------------------------------------------------------------------------------------------
                    Net deferred tax assets                                 $   8,074           $   5,001
                                                                            ------------------------------
                                                                            ------------------------------

     The Company has net operating loss carryforwards for state income tax purposes of approximately $2,894,000. The state net operating loss carryforwards expire beginning in 2002 through 2003.

     There is no change in the valuation allowance for the year ended December 31, 1998. Management believes that no valuation allowance is required on deferred tax assets based on historical and projected profitability.

     The Company has research credit carryforwards for federal and California income tax purposes of approximately $1,454,000 and $773,000, respectively. The federal research credit carryforwards expire beginning in 2009 through 2018. The California research credits carryforward indefinitely.

(10) STOCKHOLDERS' EQUITY

     A. EMPLOYEE STOCK PURCHASE PLANS

     In December 1995, the Company adopted the 1995 Employee Stock Purchase Plan, which authorized the issuance of up to 300,000 shares of its common stock. The plan permitted eligible employees to purchase common stock through payroll deductions at a purchase price of the lower of 85% of the fair market value of the Company's common stock at the beginning of each two-year offering period and the end of each six-month purchase period within such offering period. During 1998, 1997, and 1996, 176,000, 89,000, and 35,000 shares, respectively, were issued to employees pursuant to the plan.

     Since all shares were exhausted from the 1995 Employee Stock Purchase Plan in November 1998, the Company's Board of Directors has approved a new 1998 Employee Stock Purchase Plan, which authorizes the issuance of up to 500,000 shares of the Company's common stock. The plan permits eligible employees to purchase common stock through payroll deductions at a purchase price of the lower of 85% of the fair market value of the Company's common stock at the beginning or end of each six-month offering period. The plan will be submitted to the Company's stockholders for approval at the Company's 1999 annual meeting of stockholders. To date, no shares have been issued under the 1998 Employee Stock Purchase Plan.

     B. STOCK OPTION PLANS

     Mylex's 1983 and 1993 incentive and nonqualified stock option plans provide for the grant, by the Company's Board of Directors, of stock options to employees, officers, consultants, and outside directors at an exercise price per share not less than the fair market value on the date of grant. Incentive stock options granted under the 1983 plan generally vest ratably over 3 years from date of grant and expire 10 years from date of grant. Nonqualified stock options generally vest ratably over 3 years and expire 5 years from date of grant. Options granted under the 1993 plan generally vest ratably over 4 years from the date of grant and expire 10 years from the date of grant.

     The 1983 and 1993 plans also provide for automatic grants to outside directors of options to purchase 50,000 shares of common stock upon election to the Board of Directors. The 1993 plan also provides for additional grants of 50,000 shares upon the completion of vesting of the prior grant.

     A summary of stock option transactions under the plans are as follows:


                                                                                 OUTSTANDING OPTIONS            WEIGHTED-
                                                 SHARES AVAILABLE           NUMBER OF       RANGE OF              AVERAGE
                                                     FOR GRANT                SHARES     EXERCISE PRICES      EXERCISE PRICE
     ------------------------------------------------------------------------------------------------------------------------
     Balances as of December 31, 1995                     389,000           2,606,000     $  0.48 - 18.88                6.16

     Increases in number of shares available
          for grant                                       850,000                  --            --                        --

     Decreases in number of shares available
          for grant under BusLogic plan                   (63,000)                 --            --                        --

     Granted                                           (1,416,000)          1,416,000       12.84 - 25.00               16.71

     Exercised                                                 --          (1,068,000)       0.48 - 11.06                3.87

     Canceled                                             772,000            (772,000)       3.88 - 25.00               15.19
                                                 -------------------------------------
     Balances as of December 31, 1996                     532,000           2,182,000        0.48 - 13.19                9.12

     Increase in number of shares
          available for grant                           1,900,000                  --

     Granted                                           (1,773,000)          1,773,000        8.81 - 10.50                9.83

     Exercised                                                 --            (176,000)       1.49 - 10.63                5.19

     Canceled                                             336,000            (336,000)       4.66 - 17.36               10.52
                                                 -------------------------------------
     Balances as of December 27, 1997                     995,000           3,443,000        0.48 - 13.19                9.57

     Granted                                           (3,775,000)          3,775,000        5.75 - 10.34                6.66

     Exercised                                                 --            (114,000)        3.88 - 9.75                4.78

     Canceled                                           2,949,000          (2,949,000)       4.66 - 13.19                9.89
                                                 -------------------------------------
     Balances as of December 26, 1998                     169,000           4,155,000        0.48 - 12.88                6.84
                                                 -------------------------------------
                                                 -------------------------------------

     Exercisable as of December 26, 1998                                    1,052,000        0.48 - 12.88                7.58
                                                                          ------------
                                                                          ------------


     The following table summarizes information about stock options outstanding as of December 26, 1998:


                                           OUTSTANDING                                 EXERCISABLE
                         ----------------------------------------------------   -----------------------------
                                        WEIGHTED-AVERAGE                                          WEIGHTED-
        RANGE OF           NUMBER     REMAINING CONTRACTUAL   WEIGHTED-AVERAGE      NUMBER         AVERAGE
     EXERCISE PRICES     OUTSTANDING      LIFE (YEARS)         EXERCISE PRICE     EXERCISABLE  EXERCISE PRICE
     --------------------------------------------------------------------------------------------------------
     $  0.48- 5.00         394,021            4.90             $  4.55            394,021         $  4.55

        5.01-10.00       3,064,141            8.26                6.16            248,196            6.84

       10.01-12.85         514,688            6.31               10.51            334,811           10.51

       12.86-12.88         182,500            7.14               12.88             74,500           12.88
                         ------------                                           ----------
        0.48-12.88       4,155,350            7.65                6.84          1,051,528            7.58
                         ------------                                           ----------

     During October 1998, the Company offered option holders under its stock option plans, excluding its President and CEO and Directors, the opportunity to have outstanding options repriced to the then current fair market value of the Company's common stock of $5.81 per share. Vesting schedules for repriced options were extended six months. The other terms of the options remained unchanged. Based on acceptance of its repricing offer on October 31, 1998, the Company canceled and reissued options to acquire 1,952,129 shares of common stock.

     During October 1996, the Company offered option holders under its stock option plans, with options at exercise prices above the then fair market value of its common stock, the opportunity to have those options repriced to the then current fair market value of the Company's common stock of $12.87 per share. Vesting schedules for repriced options were extended six months. The other terms of the options remained unchanged. Based on acceptance of its repricing offer, on October 24, 1996, the Company canceled and reissued options to acquire 516,591 shares of common stock.

     C. FAIR VALUE DISCLOSURES

     The Company uses the intrinsic value method in accounting for its stock option plans, and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements because at the date of grant the exercise price per share equaled or exceeded the fair value of the underlying common stock. Had the Company determined compensation cost based on fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) and earnings
     (loss) per share would have been reduced to the pro forma amounts indicated below (in thousands):

           YEARS ENDED                       DECEMBER 26, 1998    DECEMBER 27, 1997    DECEMBER 31, 1996
           ---------------------------------------------------------------------------------------------
           Net income (loss):  As reported     $    (7,125)             (5,939)               17,250

                               Pro forma           (11,063)             (8,860)               15,003

           Earnings (loss) per share:

                      Basic:   As reported           (0.36)              (0.29)                 0.85

                               Pro forma             (0.55)              (0.42)                 0.74

                      Diluted: As reported           (0.36)              (0.29)                 0.81

                               Pro forma             (0.55)              (0.42)                 0.70


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

     The per share weighted-average fair value of stock options granted during 1998, 1997, and 1996 was $ 3.61, $5.51, and $8.34, respectively, on the date of grant as estimated using the Black-Scholes option pricing model with the following weighted-average assumptions: 1998 - expected dividend yield of 0%, risk free interest rate of 4.52%, expected volatility of 69%, and expected life of 3.79 years; 1997 - expected dividend yield of 0%, risk free interest rate of 6.32%, expected volatility of 69%, and expected life of 3.85 years; 1996 - expected dividend yield of 0%, risk free interest rate of 5.3%, expected volatility of 73%, and an expected life of 4 years.

     Under SFAS No. 123, compensation cost is calculated for the fair value of the employees' purchase rights granted under the Company's employee stock purchase plans, which was estimated using the Black-Scholes model with the following assumptions for 1998, 1997, and 1996: dividend yield of 0% for all years; expected life of six months for 1998 and nine months for all other years; expected volatility of 69%, 56%, and 73%, respectively; and risk free interest rate of 5.42%, 5.75%, and 5.12%, respectively. The weighted-average fair value of those purchase rights (including the 15% discount to the fair value of the Company's common stock) granted in 1998, 1997, and 1996 was $2.62, $2.61, and $6.81, respectively.

     During July and September 1996, the Company received notes from three directors of the Company related to their exercise of options. A total of 119,984 shares were issued to these directors for cash and $465,000 in aggregate principal amount of notes. The notes are full recourse, bear interest at 6.5%, and are due on the earlier of one year from issuance or 30 days after the date that the director could first sell shares of the Company's stock if they cease to be a director of the Company. The term of each of these notes was extended for a year as of the initial maturity date. In 1998, an additional year was added to the extended maturity date. In September 1998, after one of these directors resigned, his note, issued in September 1996 and the maturity of which had been extended to September 1998, was extended to September 1999 by the Board.

     During March 1997, the Company received notes from the executive officers of the Company related to their exercise of options. A total of 51,827 shares were issued to these officers for $255,000 in aggregate principal amount of notes. The notes are full recourse, bear interest at 6.5%, and are due on the earlier of two years from issuance or 30 days after the officer could first sell shares of the Company's common stock if they cease to be an employee of the Company.

     During March and July 1998, the Company received notes from three directors of the Company related to their exercise of options. A total of 47,738 shares were issued to these directors for cash and $185,000 in aggregate principal amount of notes. The notes are full recourse, bear interest at 6.5% and are due on the earlier of two years from issuance or 30 days after the director could first sell shares of the Company's common stock if they cease to be a director of the Company.

     D. RIGHTS PLAN

     On May 12, 1997, the Company's Board of Directors authorized the distribution of one Common Stock Purchase Right (a "Right") for each outstanding share of the Company's common stock held by stockholders of record on May 23, 1997, and for each share of the Company's common stock subsequently issued. In accordance with amendments subsequently adopted by the Board of Directors, each Right entitles the holder to purchase from the Company one share of common stock at a purchase price of $52.00 per share, subject to adjustment. The Rights initially trade with the shares of common stock and are not exercisable. The Rights will separate from the common stock and become exercisable 10 days after (i) a public announcement that a person or group (an "acquiring person") has acquired beneficial ownership of 20% or more of the outstanding shares of the Company's common stock, or
     (ii) the commencement of a tender offer for 20% or more of the outstanding shares of common stock.

     In the event that a person becomes an acquiring person (except pursuant to an offer for outstanding shares of common stock which the Board of Directors determines to be fair to and otherwise in the best interest of the Company and its stockholders), each holder of a Right (other than the Rights beneficially owned by the acquiring person) will receive upon exercise, and payment of the purchase price, that number of shares of common stock (or in certain circumstances, cash, or other securities or property) having a market value of two times the purchase price of the Right. In the event that, after the Rights become exercisable, the Company is acquired in a merger in which it is not the surviving corporation, or if 50% or more of the assets or earning power is sold or transferred, each holder of a Right (other than the Rights previously voided) will receive, upon exercise of the Right, that number of shares of the acquiring company having a market value equal to two times the purchase price of the Right. The Rights are nonvoting.

     E. COMMON STOCK REPURCHASE PROGRAM

     In April 1997, the Board of Directors approved a plan to repurchase up to 3,000,000 shares of the Company's common stock. Repurchases under this program in 1998 and 1997 totaled 667,900 and 732,500 shares at a cost of approximately $4,711,000 and $7,292,000, respectively.

     F. EARNINGS (LOSS) PER SHARE

     A reconciliation of the shares used in the computation for basic and diluted earnings (loss) per share follows (in thousands):


YEARS ENDED                                     DECEMBER 26, 1998   DECEMBER 27, 1997   DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------
Basic EPS--weighted-average
     number of outstanding common share                 19,934              20,387              20,277

Effect of dilutive securities--stock options                --                  --               1,082

                                                 ----------------------------------------------------------

Diluted EPS--weighted-average number of common
     and potential common shares outstanding            19,934              20,387              21,359

                                                 ----------------------------------------------------------



     As of December 26, 1998, December 27, 1997, and December 31, 1996, there were outstanding 4,155,000, 2,007,348, and 116,146 options to acquire shares of common stock with weighted-average exercise prices of $6.84, $11.50, and $22.12, respectively, which could potentially dilute basic earnings per share in the future but which were not included in the computation of diluted earnings per share as their effect was antidilutive in the periods presented.

(11) EMPLOYEE SAVINGS PLANS

     In September 1994, the Company adopted the Mylex Corporation 401(k) Plan (the "401(k) Plan"), which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan covers substantially all of the Company's employees. Participants may elect to contribute a percentage of their compensation to this plan up to a statutory maximum amount. The Company makes contributions to the 401(k) plan at a rate determined by the Board of Directors, currently a 50% matching contribution on 6% of participant compensation up to a maximum of $2,250 per year. Matching contributions in 1998, 1997, and 1996, were $540,422, $466,000, and $318,000, respectively.

(12) INDUSTRY INFORMATION AND CERTAIN CONCENTRATIONS

     The Company operates in one industry and is engaged in the design, marketing, and support of high-performance hardware and software for moving, storing, protecting and managing data in network and desktop environments. The Company produces RAID controllers, SCSI adapters, and complementary computer products for network servers, mass storage systems, workstations, and system motherboards. The Company sells its products globally to OEMs and through a network of major distributors, VARs, and systems integrators.

     Sales to major customers from 1998, 1997, and 1996, as a percentage of net sales, and the amount receivable (in thousands) as of December 26, 1998, from such customers were as follows:

                                                  PERCENTAGE OF NET SALES
                                            ---------------------------------------          GROSS AMOUNT
                                             1998           1997              1996            RECEIVABLE
-------------------------------------------------------------------------------------------------------------------
         Compaq Computer
              (formerly Digital Equipment)     25%            23%               17%            $   1,474

         Siemens Nixdorf                       16             10                 5                   965

         NEC                                    8              8                 6                 2,253

         IBM                                   --              4                14                    --

         Hewlett-Packard                       --              2                14                   689



     Export sales, principally to Europe and Japan, comprised 75%, 73%, and 65% of net sales in 1998, 1997, and 1996, respectively. Sales of the Company's RAID controller products comprised 95%, 88%, and 87%, of net sales in 1998, 1997, and 1996, respectively. The Company's other product line consists of host bus adapters also used in mass storage systems.

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

(13) COMMITMENTS

     Future minimum payments under leases as of December 26, 1998, will be as follows (in thousands):

                           FISCAL YEAR ENDING      OPERATING LEASES
                     --------------------------------------------------------
                                1999                 $   1,379
                                2000                     1,399
                                2001                       798
                                2002                       616
                                2003                       371
                     --------------------------------------------------------
                                                     $   4,563
                                                   ---------------

     The Company leases its facilities in Fremont, California, and Boulder, Colorado, under noncancelable operating lease agreements that expire in 2003 and provide for renewal options. Under these leases, the Company is required to pay property taxes, insurance, and normal maintenance costs.

     Rent expense was $1,607,800, $1,692,000, and $1,578,000 in 1998, 1997, and
     1996, respectively.

INDEPENDENT AUDITORS' REPORT




     THE BOARD OF DIRECTORS AND STOCKHOLDERS
     MYLEX CORPORATION:

     We have audited the accompanying consolidated balance sheets of Mylex Corporation and subsidiaries as of December 26, 1998 and December 27, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 26, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mylex Corporation and subsidiaries as of December 26, 1998 and December 27, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 26, 1998, in conformity with generally accepted accounting principles.




     /s/ KPMG LLP

     Mountain View, California

     January 26, 1999

                                     CORPORATE DIRECTORY


BOARD OF DIRECTORS                        INTERNET                                  FORM 10-K
MR. ISMAEL DUDHIA                         For more complete information about       If you would like to receive, without
Chairman of the Board                     Mylex Corporation, visit our web site     charge, a copy of the Company's Form
Mylex Corporation                         at http://www.mylex.com                   10-K, as filed with the Securities and
                                                                                    Exchange Commission, or other share-
MR. AL MONTROSS                                                                     holder communications, please
President and Chief Executive Officer     CORPORATE COUNSEL                         send your request to:
Mylex Corporation
                                          BROWN & BAIN                              INVESTOR RELATIONS DEPARTMENT
DR. M. YAQUB MIRZA                                                                  MYLEX CORPORATION
President and Chief Executive Officer     1755 Embarcadero Road, Suite 200          34551 Ardenwood Boulevard
Mar-Jac Investments, Incorporated         Palo Alto, California 94303               Fremont, California 94555
                                                                                    510-608-2464
DR. INDER M. SINGH                                                                  ir@mylex.com
Chairman and Chief Executive Officer      INDEPENDENT AUDITORS
Lynx Real-Time Systems, Incorporated
                                          KPMG LLP                                  STOCK LISTING
MR. STEPHEN MCKENZIE                      500 E. Middlefield Road
Chairman of the Board                     Mountain View, California 94043           Mylex Corporation
Resource Management, Incorporated                                                   Common Stock is traded on the
                                                                                    Nasdaq Stock Market under MYLX
MR. WALT WILSON                           TRANSFER AGENT AND REGISTRAR
Sr. Vice President Supply Chain
Integration and Information Technology    EQUISERVE                                 ANNUAL MEETING
Solectron Corporation                     Shareholder Services
                                          P.O. Box 8040                             The Annual Meeting of Stockholders
                                          Boston, Massachusetts 02266-8040          will be held at 2:00 p.m. on Monday,
EXECUTIVE OFFICERS                                                                  May 17, 1999 at:

MR. AL MONTROSS                           CORPORATE HEADQUARTERS                    Sheraton Palo Alto
President, Chief Executive Officer and                                              625 El Camino Real
Director                                  MYLEX CORPORATION                         Palo Alto, California 94301
                                          34551 Ardenwood Boulevard
MRS. COLLEEN GRAY                         Fremont, California 94555-3607
Vice President-Finance and Chief
Financial Officer

MR. KRISHNAKUMAR RAO
Sr. Vice President and
Chief Technology Officer

MR. JOSEPH A. SCHMIDT
Vice President-Human Resources

MR. BAL SINGH
Vice President-Operations

MR. RONALD G. VON TRAPP
Vice President-World Wide
Sales and Marketing


Mylex Corporation 34551 Ardenwood Boulevard, Fremont, California 94555 pho / 510.796.6100 800.77.Mylex www.mylex.com 4760-PS-99